U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                         Surgical Safety Products, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

            New York                                        65-0565144
----------------------------------------               -------------------------
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                        Identification No.)

        2018 Oak Terrace
             Sarasota, Florida                                 34231
---------------------------------------                -------------------------
(Address of principal executive offices)                (Zip Code)

Issuer's telephone number: (941) 927-7874

Securities to be registered under Section 12(b) of the Act:

      Title of each class                         Name of each exchange on which
      to be so registered                         each class to be registered

                 None
----------------------------------                ------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                             Mercedes Travis, Esq.
                             Mintmire & Associates
                             265 Sunrise Avenue, Suite 204
                             Palm Beach, FL 33480
                             Tel: (561) 832-5696
                             Fax: (561) 659-5371

                                      TABLE OF CONTENTS



PART I

Item 1.   Description of Business                                              2

Item 2.   Management's Discussion and Analysis or Results of Operations       63

Item 3.   Description of Property                                             70

Item 4.   Security Ownership of Certain Beneficial Owners and Management      71

Item 5.   Directors, Executive Officers, Promoters and Control Persons        72

Item 6.   Executive Compensation                                              79

Item 7.   Certain Relationships and Related Transactions                      88

PART II

Item 1.   Market Price of and Dividends on the Registrant's Common
          Equity and Other Shareholder Matters                                93

Item 2.   Legal Proceedings                                                   94

Item 3.   Changes in and Disagreements with Accountants                       95

Item 4.   Recent Sales of Unregistered Securities                             95

Item 5.   Indemnification of Directors and Officers                          103

PART F/S                                                                     104

PART III

Item 1.   Index to Exhibits                                                  107

Item 2.   Description of Exhibits                                            109

Item 1:        Description of Business:

        (a)    Business Development

        Surgical Safety Products, Inc. (the "Company" or "Surgical") is incorporated in the State of New York and qualified to do business as a foreign corporation in the State of Florida. Surgical Safety Products, Inc. originally was incorporated under the laws of the State of Florida on May 15, 1992. On November 28, 1994 the Company merged into Sheffeld Acres Inc., a New York shell corporation which had approximately 1,100 shareholders, but had never commenced operations. Although Sheffeld Acres, Inc. was technically the surviving entity, the Company changed its name after the merger to Surgical Safety Products, Inc. Articles of Merger were filed with the State of Florida on October 12, 1994 and a Certificate of Merger was filed with the State of New York on February 8, 1995. The Company filed to do business as a foreign corporation on April 11, 1995 in the State of Florida. The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "SURG". The Company's executive offices are presently located at 2018 Oak Terrace, Sarasota, Florida 34231, its telephone number is (941) 927-7874 and its facsimile number is (941) 925-0515.

        The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on Surgical's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act".)

        The Company was formed for the initial purpose of combating the potential spread of bloodborne pathogen infections, such as HIV and hepatitis. The founding philosophy arose from a concern regarding the occupational risks of healthcare workers in the operating room. Since inception, the Company has broadened its mission to include the research, development and production of innovative products and services which create and maintain a safe surgical environment for medical and hospital staff, healthcare workers and patients, as well as enhance the level of surgical care available to patients.

        The Company is engaged in product development, sales and services for the medical industry. The Company is currently engaged in one line of business which is divided into three (3) divisions each of which is involved with specialty medical product research and development: (1) a division which develops various medical-related services to be marketed to healthcare facilities, including an entire family of computer software applications designed to evaluate, track, organize and manage infection control data for healthcare facilities and to provide multi-media information centers for a facility's healthcare workers ("Data Systems Division"); (2) a division which researches and develops medical products for sale in the marketplace ("Medical Products Division"); and (3) a division which provides confidential consultation services to third party developers of medical products, usually physicians and healthcare technicians ("Medical Products Consultation Division"). The common thread interwoven into each area requires medical research, education and a commitment to safety issues. The Company has been making the transition from a research and development-oriented medical device company into a provider of multi-media information centers and a device manufacturer and distributor.

        In addition to its current activities, the Company also had operated a diagnostic clinic specializing in women's health. On September 28, 1994 the Company formed a wholly-owned subsidiary, Women's Diagnostic Center, Inc. ("WDC") under the laws of the State of Florida. WDC immediately acquired certain personnel and assets, consisting of a diagnostic clinic specializing in women's health, the Women's Ambulatory Services, Inc., a Florida corporation. WDC catered exclusively to women and their specific healthcare needs. Patients were attended to by an all female staff in order to provide a uniquely personal and caring atmosphere while emphasizing women's healthcare education and awareness. WDC specialized in mammography, ultrasounds, osteoporosis testing, chest x-rays and comprehensive laboratory testing.

        To focus the Company's growth efforts in the medical products and services industry, the equipment, furniture, accounts receivable, trade name and goodwill, net of related liabilities of WDC, were sold to Sarasota Memorial Hospital on June 13, 1996. All business operations of WDC had ceased and the corporation liquidated by December 31, 1996.

        On May 30, 1995, the Company completed the preparation of a self-directed private placement memorandum offering shares of the Company's Common Stock and Warrants. This offering was conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rule 506 of Regulation D promulgated thereunder ("Rule 506"). The offering was amended on October 30, 1995. Initially, the offering required a minimum investment of $5,000 in exchange for which an investor would receive 5,000 shares of common stock, $.001 par value per share (the "Common Stock") and three-year warrants to purchase 2,500 shares of the Company's Common Stock at an exercise price of $1.50. Pursuant to this offering, the Company received gross proceeds in the amount of $37,500, $5,000 of which was subsequently refunded. This refund was made because certain paperwork and signatures were not properly executed. By agreement with the investors, in lieu of the unit arrangement, the investors each acquired shares at $.50 per share. A total of 65,000 shares of the Company's Common Stock were issued pursuant to this offering. (See Part II, Item
4. "Recent Sales of Unregistered Securities.")

        On December 8, 1997, the Company acquired all of the assets of Endex Systems, Inc., d/b/a Interactive PIE ("Endex"), a Florida corporation. The assets of Endex were valued at approximately $14,000 for which the Company issued 250,000 shares of restricted common stock. Endex was a medical multimedia software company, experienced in computer graphics related to the medical industry. The acquisition was made to implement the Company's Data Systems Division's development of its surgical safety, touch-screen network known as OASiS. The President and Chief Executive Officer ("CEO") of Endex, Donald Lawrence, became the Vice President of Sales and Marketing of the Company. Mr. Lawrence has an employment contract with the Company which is renewable annually. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions and Part II, Item 4. Recent Sales of Unregistered Securities.")

        From March through June 1998, the Company received gross proceeds in the amount of $999,000 from the sale or exchange for services of a total of 920,000 shares of Common Stock in four (4) offerings . The Company undertook its first offering of 400,000 shares of Common Stock pursuant to Rule 504 of Regulation D ("Rule 504") on March 1, 1998, exchanging shares with Stockstowatch.com, Inc. ("Stockstowatch") and its legal advisor in exchange for services, 300,000 shares and 100,000 shares respectively; its second offering of 400,000 shares of Common Stock pursuant to Rule 504 on April 1, 1998 upon the exercise of an option granted pursuant to a Stock Option Agreement; its third offering of 60,000 shares of Common Stock pursuant to Rule 504 on June 8, 1998; and its fourth offering of 60,000 shares of Common Stock pursuant to Rule 504 on June 18, 1998. While no offering memorandum was used in connections with these offerings, the business plan of the Company, which was disclosed to each prospective investor, was for the provision of product development, sales and services for the medical industry. The Securities and Exchange Commission ("SEC") has brought an action against Stockstowatch alleging that it violated the anti-fraud and anti-touting provisions of the federal securities laws with reference to shares which it received for services to the Company. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In April 1998, the Company issued 2,500 shares of restricted stock subject to Rule 144 of the Act to an outside consultant in exchange for computer consulting services valued at $4,375. The Company relied upon an exemption under
Section 4(2) of the Act. (See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

     In October 1998, the Company entered into an agreement with T.T. Communications, Inc. to provide investor relations services for the Company. T.T. Communications, Inc.'s receives monthly compensation and was granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.50. The agreement continues on a month to month basis. The Company issued these shares and granted these options pursuant to Section 4(2) of the Act and Rule 506. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; and Part I, Item 7. "Certain Relationships and Related Transactions."; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In November 1998, the Company entered into a seven (7) year collaborative agreement with Dr. William B. Saye, the Medical Director and CEO of the Advanced Laparoscopy Training Center in Marietta, Georgia ("ALTC") under which the Company acquired the "digital rights" of ALTC and the resulting amalgam as it relates to surgical education and marketing rights to the ALTC database. Under this agreement, Dr. Saye became a member of the Company's Board of Directors and agreed to act as the Medical Director of ALTC VirtualLabs. Dr. Saye is to be compensated for travel expenses and will be paid an honorarium of $2,500 per day when his services are requested by Surgical. In addition, Dr. Saye was awarded stock options to purchase up to 1,000,000 shares of the Company's Common Stock over the period, options for 300,000 of which were issued upon the execution of the agreement under the Company's 1998 Employee Stock Option Plan, and the balance of which are issuable monthly. The Company issued these shares and granted these options pursuant to Section 4(2) of the Act and Rule 506. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management; Part I, Item 6, "Executive Compensation - Employee and Consultant Stock Option Plans"; Part I, Item 7. "Certain Relationships and Related Transactions; and
Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In April 1999 the Company commenced a self-directed private placement offering of its restricted Common Stock and warrants for which it received gross proceeds of $475,000. Pursuant to such offering, 950,000 shares of restricted Common Stock were issued and warrants to purchase 475,000 shares of the Company's restricted Common Stock at an exercise price of $1.00 exercisable within five (5) years were granted. Three directors purchased shares under this offering. The Company conducted this offering pursuant to Section 4(2) of the Act and Rule 506. No offering memorandum was used in connection with this offering. Rather investors were provided with access to the Company's Registration Statement on Form 10-SB, as amended, its Form 10-K and its Form 10Q for the 1st Quarter 1999, all of which are filed with the Securities and Exchange Commission ("SEC"). (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In April,  1999,  the  Company  executed  a  Consulting  and  Assistance
Agreement with Koritz Group LLC., a Connecticut limited liability company ("Koritz") to identify sources of capital or potential business relationships and to assist the Company in (i) raising equity or debt financing in the amount of $15,000,000 (ii) arranging for trade financing for production, sale, lease, rental or other disposal of the Company's products; and (iii) arranging for the sale, merger, or consolidation of the Company or for joint ventures or strategic alliances with other appropriate business. This agreement was terminated on July 30, 1999. (See Part I, Item 1. "Description of Business - (b) Business of Issuer
- Employees and Consultants.")

        In April 1999, the Company entered into an agreement with KJS Investment Corporation of Tampa Florida ("KJS") to provide consulting services. KJS agreed to accept 7,000 shares of the Company's common stock valued at the current bid price of $.50 as part of an initial retainer with the balance of $1,500 to be paid in cash at such time as KJS introduces the Company to five institutional funding sources. The issuance was made pursuant to Section 4(2) of the Act and Rule 506. (See Part I, Item 1. "Description of Business - (b) Business of Issuer
- Employees and Consultants"; and Part I, Item 7. "Certain Relationships and Related Transactions."; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In April 1999, the Company issued 2,000 shares each to two consultants of the Company for services relating to their production of a CD-Rom disc to be used to promote OASiS. Such 4000 shares were valued at $2,250 which was based upon the closing price for the shares on the dates the services were due to be paid. Such issuance was made in reliance on Section 4(2) of the Act and Rule
506. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; and Part I, Item 7. "Certain Relationships and Related Transactions."; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

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




        In May 1999, the Company entered into an agreement with Ten Peaks Capital Corp. of Berkeley, California ("Ten Peaks") to pay a finder's fee for successfully securing specifically defined financing for the Company. Ten Peaks agreed to accept 6,000 shares of the Company's common stock in lieu of a retainer provided such stock had a fair market value as reported on Bloomberg, LLP on the date of execution of not less than $.66. The issuance was made pursuant to Section 4(2) of the Act and Rule 506. (See Part I, Item 1.
"Description of Business - (b) Business of Issuer Employees and Consultants"; and Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In May 1999, the Company issued a total of 46,000 shares of its restricted Common Stock to Frank Clark and David Collins and 11,400 shares of its restricted Common Stock to three (3) other employees in lieu of salary and consulting fees due from the Company to each of them, which salary and consulting fees were valued at $31,222 in the case of Mr. Clark and Mr. Collins and at $7,832 in the case of the three (3) employees. The Company issued such shares pursuant to Section 4(2) of the Act and Rule 506. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions;" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

        See (b) "Business of Issuer" immediately below for a description of the Company's business.

(b)     Business of Issuer.

General

        The Company was formed in 1992, and until 1996, was primarily engaged in women's healthcare, medical research and product development with a focus on safety-related products geared to the reduction of occupational risks to healthcare workers. To date, the Company has received four (4) patents on two
(2) products, is seeking patent protection on other products and is in the process of developing or acquiring the rights to approximately nine (9) additional medical products intended to be marketed to the healthcare community. The concepts and designs of the additional medical products are at various stages of development or negotiation. The Company has an exclusive five (5) year manufacturing and supply agreement for a line of protective prescription eyeglasses. The Company markets its product lines under the name, Compliance Plus. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - and - Patents, Trademarks and Copyrights.")

        The Company's premiere product in the Compliance Plus line, marketed under the trade name, SutureMate(R), is a disposable Food and Drug Administration ("FDA") approved, multi- function, suturing safety device for surgery. Three (3) of the patents apply to this product. The original instrument and its developmental variations facilitate advanced surgical techniques, which increase surgical efficiency and reduce the occupational risk of exposure to bloodborne pathogens such as HIV and hepatitis. The original product is currently being re-released. The product has been re-engineered and updated after feedback from over 4,000 surgeons and surgical technologists. New clinical

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advantages and significantly lower manufacturing costs create potential for this patented, disposable surgical assist device which was originally designed to facilitate the preferred one-handed suturing technique. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - and - Patents, Trademarks and Copyrights.")

        The Company intends to market under the trade name, Prostasert(R), a FDA listed product which was developed to improve the preparation of pregnant patients for labor by providing a mechanism for applying and maintaining a pharmaceutical gel to the cervix and vagina. One (1) of the patents applies to this product. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - and - Patents, Trademarks and Copyrights.")

        The Company has an exclusive marketing and supply agreement for a semi-disposable, custom-made prescription protective eyewear for healthcare workers which it markets under the trademark, MediSpecs Rx(TM), the initial term of which terminates in September 2000. In addition, the Company intends to market an infection control equipment kit for healthcare workers under the trademark, IcePak(TM). (See Part I, Item 1. "Description of Business - (b) Business of Issuer Medical Products Division - and - Patents, Trademarks and Copyrights.")

        The Company has two (2) additional  products in the  development  stage:
Prepwiz(TM), which is a revolutionary surgical prep and drape system and FingerSafe(TM), which is a multi-featured surgical thimble. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division.")

        The Company aggressively protects its intellectual properties through patents, trademarks and copyrights, as well as by proprietary software designs (flow charts, algorithms, reports and databases). In addition to the utility and design patents already issued to the Company, the Company has many other products in various stages of development which have patent potential. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division - Research and Development.")

        The Company had executed distributorship agreements for SutureMate(R) with (1) Johnson & Johnson Medical Pty., Ltd with respect to the territories of Australia, New Zealand, Papua, New Guinea in April 1995; (2) Medicor Corporation with respect to the Netherlands in March 1995; and (3) ISC Group, a company organized under the laws of the country of Saudi Arabia, with respect to Saudi Arabia and the so-called GCC Nations (comprising of Oman, Yemen, United Arab Emirates, Qatar, Bahrain and Kuwait) in December 1994. None of these agreements are currently active since the original distribution was thwarted by the high manufacturers suggested retail price. With the re- engineering of the product and the lower cost of goods, it is anticipated that SutureMate(R) will receive a more favorable market response. In December 1996, the Company executed an exclusive seven (7) year distribution agreement for SutureMate(R) for the European market with Noesis Capital Group ("Noesis") under which Noesis was to recruit, hire and train European master distributors and distributor/dealer networks throughout the European continent. This agreement is technically in force but is currently inactive for the same reasons as the other distributorship agreements. The inactivity of these agreements reduces the current revenue potential of the Company. Based upon

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the relative  number of surgical  procedures  performed in the United States and abroad annually, it is estimated that the domestic market for SutureMate(R) is 15 to 20 million units and that the foreign markets could represent 70% to 80% of the domestic market. In August, 1997, the Company entered into a distribution agreement for the State of Florida for its MediSpecs Rx(TM) prescriptive eyewear with Hospital News of Florida. Hospital News of Florida sold no MediSpecs Rx(TM) units under the agreement and is no longer a publication. Since the Company is disappointed with MediSpecs Rx(TM) sales, it is considering dropping the product line. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products.")

        In October 1996, the Company entered into a staff/client leasing agreement whereby Staff Leasing II, L.P. ("Staff") leases all existing and new employees to the Company. The initial term of the agreement was for one (1) year. The agreement is automatically renewable on a monthly basis until renewed for a fixed term or terminated. The agreement remains open on a monthly basis. All of the persons described herein to be employees of the Company are covered by this agreement. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants.")

        In 1997, the Company focused on the creation and establishment of an information system for multiple applications within healthcare. Formerly named Surgical Safety Network, this information system is now marketed under the name OASiS which is the acronym for Occupational Automated Services Information System. In April 1998, the Company filed for two (2) patents on this system, one related to this touch-access information system and the other related to a technology transfer application. This touch access system has developed into a platform for initially managing three areas of need: (1) exposure (to bloodborne pathogen) management; (2) healthcare training; and (3) healthcare risk management. Effective January 30, 1998, the Company entered a ten (10) year lease arrangement with a leading Florida medical facility, the Sarasota Memorial Hospital ("SMH"), under which four (4) OASiS kiosks were installed at the healthcare site. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division - and - Patents, Trademarks and Copyrights - and
- Dependence on Major Customers.")

        In January 1998, the Company entered into a clinical products testing agreement with SMH whereby such facility will provide clinical testing of designated products of the Company for a term of five (5) years. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Medical Products Division.")

        In February 1998, the Company executed a letter of intent to joint venture with U.S. Surgical Corporation ("US Surgical"), a major manufacturer of surgical products which distributes its products worldwide, for the marketing of the OASiS system. The parties executed a final agreement dated October 28, 1998 (the "Short Term Agreement"). On October 1, 1998, Tyco Healthcare Group LP
("Tyco") consummated a merger with US Surgical. On July 30, 1999 Surgical entered into a private partner network agreement with US Surgical. Under the July agreement, Surgical is to supply up to four hundred (400) OASiS systems to US Surgical under licenses calling for installation in nominated hospitals (the "Long Term Agreement"). (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division; Sales and Marketing - Distribution of Products; and - Dependence on Major Customers.")

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



     In March 1998, the Company entered into an agreement with Stockstowatch to provide investor relations services as a media consultant to the Company. Stockstowatch was issued 300,000 shares of the Company's stock in exchange for these services. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

     In June 1998, the Company executed a letter of intent with Ad-vantagenet, Inc. for the development of Version 2.0 software for the OASiS system. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division.")

     In October 1998, the Company entered into an agreement with T.T. Communications, Inc. to provide investor relations services for the Company. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Employees and Consultants"; and Part I, Item 7. "Certain Relationships and Related Transactions.")

     In November 1998, the Company committed to purchase twenty (20) OASiS units from Kiosk Information Systems, Inc. on a purchase order basis. (See Part I,
Item 1. "Description of Business - (b) Business of Issuer - Data Systems Division.")

     The Company's other products and concepts in development generally fall into the categories of occupational safety, infection control, obstetrics and gynecology, and new "minimally invasive" surgery devices and techniques. Most of these development projects originated from within the Company, although several are being co-developed with outside third party inventors who are mainly physicians and medical technicians for whom the Company provides consulting services in new product development. (See Part I, Item 1. "Description of Business - (b) Business of Issuer Medical Products Consultation Division.") The Company markets its line of products under the trade name of Compliance Plus.

     The FDA lists Surgical as a medical device specifier. Under FDA Registration No. 1056687, as a medical device specifier, Surgical is permitted to control the specifications of its products. The Company spent its formative years in research and development and in obtaining patent protection on its core products and services. Tangential to its core competency, the Company had found it necessary to diversify its offerings, but has, over the past twelve (12) to sixteen (16) months, refocused its efforts towards the commercialization of its existing product lines. Additionally, the Company has enhanced its product lines with the development of the touch-access information system, OASiS.

     Surgical efficiency is highly valued in today's healthcare climate. With the looming threat of bloodborne diseases such as HIV and hepatitis, safety issues are also of critical importance. Hospitals and surgical teams have required, and now demand, constant improvement in available products and technology. In this rapidly growing market, new options for personal protective equipment are not only valued by the surgical team and appreciated by patients, but mandated by government agencies such as the Occupational Safety and Health Administration ("OSHA"). (See Part I, Item 1. "Description of Business - (b)

Business  of  Issuer  -  Sales  and  Marketing  -  Market  Overview,   Size  and
Occupational Safety.")

        The changing healthcare environment requires aggressive measures to improve efficiency in medical care. This is especially true in high-tech areas such as surgery, obstetrics, and emergency care. Time saving products and techniques which improve patient care quality are of extreme value.

        Surgical's medical device lines are designated for wholesaling to domestic and international distributors. These products are focused on improved efficiency and safety. A clinical research study on the original Compliance Plus product, SutureMate(R), has demonstrated dramatic reductions in sharps injuries (sharps injuries are injuries to healthcare workers or patients caused by suture needles, syringes, intravenous catheters, scalpels, screws, wires and other sharp instruments in the operating room) and a 60% to 85% decrease in bloodborne pathogen exposure, while at the same time improving procedure efficiency. This study was conducted by Donna Haiduven, BSN, MSN, CIC, a member of the Company's OASiS Medical Advisory Panel. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - OASiS Medical Advisory Panel.")

        Surgical is attempting to secure a research-backed, OSHA mandate status for its OASiS information system which would make the availability of the Compliance Plus products required in hospitals and other medical facilities. The Company's plan is to accumulate enough research on product lines to demonstrate statistically their significant safety advantages to support such products inclusion in OSHA requirements for workplace safety compliance. There can be no assurance that such statistics will demonstrate such facts, or even if demonstrated, that such products will be included in OSHA requirements.

        Fourteen (14) OASiS unit are now installed in seven (7) hospitals. Lease payments from OASiS currently are made directly to Surgical from the customer hospital but may be made, in the future, through a third party leasing intermediary. In the case of a third party intermediary arrangement, Surgical is paid a lump sum at the front end of the lease and the hospital then makes its payments to the leasing company. Selection of a leasing arrangement is made based upon Surgical's current financial status and based upon the financial strength of the hospital involved. SutureMate(R) was originally sold in limited quantities and had limited success due to the high manufacturers suggested retail price. New manufacturing arrangements will allow sales in the $5 to $6 range, more in keeping with disposable products. Due to limited sales, the Company is considering dropping the MediSpecs Rx(TM) product line. Consulting fees are derived from the Medical Consultation Division on an as needed basis. The Company now is positioned to commercialize the Compliance Plus product line and its proprietary OASiS system through its alliance with U.S. Surgical and their full size international sales force. The Company is preparing other alliances with one or more established industry leaders in healthcare. The Company believes that recurring multiple revenue streams and a "cookie cutter" program and network will allow for potentially rapid growth in the number of OASiS system installations. When the OASiS system reaches the appropriate size, the Company will consider the spin-off of a separate subsidiary for managing this Internet-based healthcare information network and subsequently an initial public offering related to the spun off subsidiary. If the Company grows and attains its projected earnings, it intends to apply for listing on the NASDAQ

Quotation System where it believes the market would apply an appropriate multiple to the earnings per share. At such time, the Company will position itself as an acquisition target for major medical or information system entities.

     The Company is seeking debt or equity financing in the amount of between $2,000,000 and $5,000,000. In the event the Company is successful in securing equity financing, the Company is unable to project the number of additional shares of its Common Stock which will be required to secure such financing. As of December 31, 1998, the Company has no short term debt. During the first quarter of fiscal 1999, the Company drew down on its line of credit of $100,000. In the event that the Company is successful in securing debt financing, the amount of such financing, depending upon its terms, would increase either the short or long term debt of the Company or both. The Company has entered into consulting agreements with several potential funding sources; however, to date, has not concluded terms for any financing which it feels appropriately meets the requirements of the Company. (See Part I, Item 1. "Description of Business- (b) Business of IssuerEmployees and Consultants.") In the event additional debt is raised, it will incur future interest expense. In the event additional equity is raised, management may be required to dilute the interest of existing shareholders or forgo a substantial interest in revenues, if any.

     Subject to the availability of additional financing, of which there can be no assurance, the Company plans (1) to facilitate implementation of its sales strategies, (2) to apply additional funding to existing new technology; and (3) to apply additional funding to complimentary products and services through corporate acquisition and exclusive licensing. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Risk Factors - 3. Need for Additional Capital; and 12. Future Capital Requirements.")

     The Company currently employs, under the agreement with Staff and on a full-time basis, seven (7) people, including its President, Vice President, Treasurer and personnel added in 1998 to perform sales and marketing functions. Total employee salaries for the year ending December 31, 1998 were $397,210 of which $266,530 was paid as Executive Compensation including salaries and the value of Common Stock and Options issued and granted to such executives. (See
Part I, Item 6. "Executive Compensation.") The Company's executive officers and directors devote such time and effort as are necessary to participate in the day-to-day management of the Company. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors."). During the fourth quarter of 1998, the Company employed one (1) additional individual in the area of computer systems and continues to seek another individual in the same area. Subject to the availability of additional funding, of which there can be no assurance, the Company plans to add personnel as needed to implement the Long Term Agreement with US Surgical and other growth plans.

     The Company is dependent upon the services of three of its officers and directors. Dr. G. Michael Swor, the founder and Chairman of the Board and the Treasurer of the Company, is responsible for inventing all four (4) of the patents, which patents were assigned to the Company in exchange for stock. Dr. Swor is responsible for the overall corporate policy and the financing activities of the Company. The Company is the beneficiary of a "key-man" insurance policy currently owned by Dr. Swor. In addition to his duties with the Company, Dr. Swor is a board certified, practicing physician with a specialty in Obstetrics and Gynecology. Frank M. Clark, a Director and President and Chief Executive Officer, is responsible for the day to day management of the Company and new product development and the manufacturing of the Company's products. In addition, he manages new ventures for the Company including, mergers, acquisitions, joint ventures, strategic alliances and licensing/distribution agreements. After a nineteen (19) year career with Johnson & Johnson, Mr. Clark became the president of R. P. Scherer and then went on to become a senior partner in a consulting firm with responsibilities for business development with Fortune 100 corporations. Donald K. Lawrence, a Director and Executive Vice President, Sales and Marketing, is responsible for sales management, market planning, advertising for the Company and acts as the Executive Director of OASiS. Mr. Lawrence, in addition to nearly ten (10) years in medical device sales, has extensive experience in computer graphics, multi-media and computer equipment leasing programs. The Company plans to continue to use to its advantage the reputations and skills of these three officers in the medical industry. Nevertheless, while these officers have been successful in the past, there can be no assurance that they will be successful in the continued development of the Company which is needed for a successful operation of the Company. The Company has employment agreements with each of these individuals. (See Part I, Item 1. "Description of Business" (b) "Business of Issuer - Risk Factors" and "Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors; and Employment Contracts and Agreements.")

Data Systems Division

        In 1997, the Company saw an opportunity to establish a landmark information system for multiple applications within the healthcare industry. This proprietary surveillance network, called OASiS, was originally designed to export and track occupational safety emergencies such as needlesticks and fluid exposures. The new Version 2 OASiS provides information consolidation in a secure network of touchports located throughout a health care facility. At each on-site location, a healthcare worker has touch access to multi-media information. The OASiS system at its current level of development, is designed to function in three areas: (1) exposure (to bloodborne pathogens) management;
(2) healthcare training; and (3) healthcare risk management.

        In the area of exposure management, the healthcare industry is in need of a standardized, efficient method for tracking, managing and analyzing occupational safety emergencies such as needlesticks and other fluid exposures. Standardized and accurate reporting methods result in superior prevention controls and better post-exposure management for follow-up and counseling. Information relating to the spread of bloodborne pathogens through exposures varies widely and OASiS allows for cross-facility standardization. Healthcare workers need and are now insisting they receive accurate, timely information relating to exposures. Sharps injuries and other exposures occur frequently.

        Current reporting protocols incorporated into the OASiS system involve a typical chain of events necessary to create an estimated risk assessment and to provide access to testing, treatment and follow-up.

        Under current non-computerized protocols, after an exposure, the injured worker may be required to complete an incident report (provided by risk management), meet with a supervisor and then leave the worksite to seek evaluation, testing and treatment at an employee health facility or the emergency room. Evaluation techniques, testing and available treatment and follow-up recommendations are inconsistent, inefficient, not timely and breach the employee's confidentiality due to the multiple points of contact which are involved.

        With the use of OASiS, the injured worker is provided with confidential access to information, statistics and a preliminary risk assessment. The healthcare worker begins the reporting process by "touching" their way through a very detailed, yet easy to use, Occupational Safety Emergency Report. Data collection for the exposure incident is mutually exclusive and exhaustive. The system calculates the risk level based on data inputted into the system directly by the healthcare worker. The worker receives a printed data sheet with risk assessment (weighted towards higher risk) and a recommended testing, treatment and follow-up plan. The worker then is directed to employee health or emergency care for direct, complete and thorough assessment by a facility staff member designated in that capacity. If the worker decides not to proceed, full confidentiality is maintained while critical information for decision making is provided to the healthcare facility and documented for it. If the worker proceeds, then complete incident data is already collected in the system, sent to the appropriate locations within the facility and printed for use by the provider of counseling and treatment.

        In the area of employee training, current training systems involve a number of methods including small groups, large groups, video and other audiovisuals. Staff training on required courses is commonly done in small groups. New surgical equipment and techniques are typically done by way of small groups by product representatives or other trainers and often are enhanced or reinforced with printed materials or videotapes. This procedure requires the worker to arrange his or her schedule around a predesignated time.

        Practice also requires annual training on various subjects such as modes of disease transmission, information on the epidemiology of disease, procedures to follow in the event of a potential exposure, use of personal protective equipment and standard precautions. Training is provided at the time of job entry, at annual re-training and whenever tasks are modified which alter the hazards posed. The person conducting the training must be knowledgeable, not only on the subject matter, but also on how it relates to the emergency response personnel. This procedure also requires rescheduling to a pre-designated time.

        The Association of Operating Room Nurses ("AORN") regularly issues a list of training recommendations on its website (AORN.org) or in the AORN monthly journal. One such recommendation was a proposal to develop and evaluate continuing education requirements to assure the continuing competence of regulated healthcare professionals. Because of the rapid development of technologic and scientific advances, AORN believes that one of the greatest challenges is ensuring the continued competence of the workers providing nursing care. The competent use of technology involves not only the understanding of the equipment but also the decision making/critical thinking skills needed to use the equipment effectively, safely and appropriately.

        Inadequate training has been implicated as a common cause of patient safety incidents. This issue has gained increased publicity among consumer advocacy groups. Recent surveys by the National Patient Safety Foundation presented in or about August 1998 at the American Medical Association ("AMA") indicate that 42% of those surveyed said they were involved in situations where a medical mistake was made. Of these mistakes, 22% were made during a medical procedure. The causes cited by the respondents included what they believed to be carelessness, improper training and poor communications. The survey was commissioned by the AMA to evaluate the need for initiatives to reduce errors in the healthcare industry.

        With the use of OASiS, the worker has access to a directory of various succinct multimedia interactive training modules on the job and available when the worker can assign the time to do the training. The Company produces these modules using multimedia material provided by outside agencies, organizations and product suppliers. Quick reference is accessible to important safetyrelated features and key user information on medical devices and new techniques. The system was designed to decrease the need for personal training and to improve patient and worker safety by increasing the availability of critical information. Improved awareness of new techniques and devices by healthcare workers has shown improvement in the quality of care provided by the facility.

        The Company believes that the use of the OASiS system benefits device distributors and critical care departments and that better trained users of devices should lower the rate of incidents occurring due to misuse of a device. The system also provides a mechanism whereby alleged defective products may be efficiently reported to the facility and manufacturer. This aspect is expected to assist product distributors and manufacturers with field reporting. OASiS training programs are designed to provide not only a thorough and cost effective method for employee training, but also to provide the documentation of the learner's comprehension of the subject. Further, an established network of OASiS terminals within a facility also acts as a point-of-sale for the Company's other medical devices such as SutureMate(R) and MediSpecs Rx(TM) semi disposable prescription eye protection and for other medical providers' devices.

        Each OASiS system involves "touch access" to a computer terminal designed as a stand-alone kiosk. In essence, kiosks are computers equipped with software designed to guide people to information, help them accomplish a task, or effect a transaction. Kiosks can provide text information, graphical presentations, and video and sound clips.

        Each OASiS touch point is located strategically within the hospital environment and is linked to a main center for accumulation of hospital data. The system is designed to provide healthcare workers with previously unavailable access to a wide variety of pertinent information. Unlike traditional systems which require a certain level of computer aptitude (even if only using a mouse or keyboard), OASiS' distinct advantage is its foundational design in a "touch access" format. Virtually every command or task on OASiS is performed by touching a user friendly icon driven interface. In other words, if one can point to and touch a picture on a screen, then one has access to a world of valuable and potentially life saving information through the OASiS network. By using Apple Quicktime VR(TM) at an OASiS touchpoint, the system allows the user to touch an image on OASiS, drag their finger on the screen and view the image from multiple angles. The Company markets this feature under the name "Virtual Touch Reality".

        Upon approaching OASiS, the healthcare worker may select from a menu of icon based options including exposure reporting, hospital exposure policies, device inservices, safety training, communicable disease information and safety news and events. Each of these areas is accessed and navigated by a simple touch of the screen. The graphic design of the system is designed to accommodate workers with minimal reading skills and little computer experience.

        The uniqueness of OASiS is not only the fact that it is a touch access system, but that it is the first nationwide network for healthcare which is totally independent of the facility's existing information system. Once thought to be a disadvantage, the absence of integration into the facility's existing systems is actually one of the features of OASiS which has gained praise for the system from the Information Systems Department of SMH, the first installation of OASiS.

        The Company has applied for two (2) patents on the OASiS system which cover propriety aspects of the software, algorithms and reports, as well as the inservice training modules which are owned by the Company. OASiS is powered by a Windows NT platform with full-multimedia, Pentium 233 processors operating at each station. The stations connect to the OASiS server by way of the Internet and send and receive data at prescheduled times. This allows the OASiS server to send new information, training or updates to single stations or on a broadcast basis to the entire network.

        Hospitals employing OASiS will use an average of one (1) to three (3) units initially. The units are strategically placed in varying hospital departments. Pricing is structured so as to simplify the hospital's approval process. The OASiS system can be leased to the hospitals on a three-year contract arranged through Rockford Industries, Inc. of Santa Ana, California ("Rockford"), which acts as the third party lessor. After early stage discounting to the hospital, the Company expects that leasing fees, industry content production and use fees and software subscription fees will combine for a per unit revenue of approximately $1,500 per month. After the three-year period expires, the residual value of each OASiS will be added to the Company's assets. The OASiS system will be upgraded at that time and it is anticipated that additional gross revenue for each unit in place.

        Under the leasing arrangement with Rockford, lease approval will be based upon the credit-worthiness of the lessee hospital. Once approved, the Company, as the supplier of the equipment, receives a discounted present value of the lease income stream in advance. It is these funds which the Company will use to cover the acquisition costs of the OASiS hardware delivered to the lessee.

        Fees also are anticipated in the future on a percentage of the product sales made through the OASiS platform and on information sales of generic occupational safety data. Market share is expected to increase for the Company as it brings on additional facility users, additional industry content providers and added on plug-in program modules developed by the Company in house or through Company acquisitions.

        As an information system, OASiS production consists of an integration of proprietary software with hardware from original equipment manufacturers ("OEM's"). The Company designed and is the sole owner of the software portion of OASiS. This was as a result of approximately three (3) years of research and development. The software presentation consists of the frontline user interface, the programs and all supporting database gathering programs and administrative "back office" facilities. The software exists as a user ready or standardized foundation with widespread adaptability as the system is installed at the hospital's facility. As of January 1998, Version 1.1 was fully operational at the initial installation at SMH and was ready for installation in additional facilities. OASiS Version 1 worked acceptably for accident reporting, but was unacceptable for constant updating of content and from the administrative monitoring standpoint. Version 2, now operational, uses nothing from Version 1. Plans for additional upgrades to Version 2 are in progress and are being adapted to the needs of the end-user market as they are discovered.

        Within the original site installation, OASiS is being used for exposure reporting, inservices and new technology, communicable disease information, news and events, safety education and hospital policies. New installations will add user identification log on capability, additional levels of news and events and training with certification. Since Version 2.0 has become operational, the Company has expanded the system with software plug-in integrations and advanced data reporting and management.

        In initially designing a system for a hospital facility, the Company completes a site survey to determine the needs of the facility regarding OASiS and system installation, as well as other pertinent information related to station location within the facility and available telecommunication resources. The site survey also includes details for customizing the software for the specific facility's application.

        The Company has determined that the most economical way to deliver the integrated hardware/software product to the customer is through a full service integration specialist (the "Integration Specialist"). The services and responsibilities covered by such specialist will be: (1) hardware installation into the OASiS kiosk and configuring the components; (2) software installation;
(3) software configuration; (4) 24-hour "burn in" and testing; (5) hardware disassembly, packing and shipping; (6) on-site installation; (6) on-site testing; and (7) three-year 24 hour turn around warranty on all hardware. Many potential integrators exist and the Company had entered into preliminary agreements with two initial candidates which were never reduced to writing. Rather the Company operates on a purchase order basis with Kiosk Information System and already has purchased units from them. The Company expects to use no fewer than two integrators on a regular basis to ensure the quality, service and performance required in a competitive situation.

        The production cycle begins at the end of the initial sales cycle with the completion of the site survey. Information regarding communications availability, station location and on-site coordinator data is integrated into the customization process. A purchase order is placed with the Integration Specialist who in turn orders components from the various OEM's. The site survey is then used by the integration house for coordination of on-site services such as station location, service subcontractors and others.

        Effective January 30, 1998, the Company entered into a Prepaid Capital Lease Agreement with Community Health Corporation (the "Lessee"), a Florida not-for-profit corporation which acts in support of SMH ( the "SMH Lease Agreement"). Since delivery under this agreement was in December 1997, the SMH Lease Agreement was treated as income in 1997. SMH is the site of the initial OASiS installation. Pursuant to the terms of the SMH Lease Agreement, SMH leased four (4) OASiS kiosks and accompanying software and technical support for a term of ten (10) years commencing on a date which was to follow an initial trial period. The Company was required to install the kiosks within five (5) days of the execution of the SMH Lease Agreement. SMH was entitled to review the performance of the installations for a period of thirty (30) days after installation. Provided the systems performed in accordance with pre-established standards during such trial period, the SMH Lease Agreement term would commence at the time of acceptance. Pursuant to the SMH Agreement, at acceptance, the Lessee agreed to prepay all rent payments for the term of the SMH Lease Agreement, which sum amounted to $250,000. All modifications, improvements, additions and enhancements ("Modifications") which result from this installation belong to the Company; however, in the event a Modification is proposed by SMH and the Company incorporates it into the OASiS system, the Company will pay SMH one half of one percent (.5%) of any net revenue the Company receives attributable to such Modification. SMH has proposed no Modifications to date. The Company is obligated during the term of the SMH Lease Agreement to provide software maintenance, improvements and updates to the OASiS system and training for the use of the units to SMH's personnel. In addition, the Company is required to carry comprehensive general and products liability insurance in the amount of $2,000,000 covering the use of the OASiS system and naming SMH and the Lessee as co-insured parties. And further, the Company agreed to indemnify the Lessee and SMH against any liens, liabilities or other damages incurred by the Lessee or SMH as a result of the installation or use of the OASiS system. At the end of the term, the Lessee has an option to purchase the four (4) OASiS kiosks for the sum of $1. Neither party to the SMH Lease Agreement may assign nor delegate any of the rights or obligations contained in the agreement The units were installed and are operational. At the current time the SMH Lease Agreement is in full force and effect. The Company received the payment due under the SMH Lease Agreement on January 30, 1998.

        Following a presentation before the Association of Infection Control Professionals and Epidemiologist ("APIC") in May, 1998, the Company received nearly a dozen applications from multi-facility hospital systems wanting to be a part of the next wave of OASiS installations and inquires for at least four times that many facilities seeking more information about the development of OASiS. To date, none of these inquiries has resulted in an OASiS installation agreement.

        From March 31st through April 2nd, 1998, the Company, in conjunction with U S Surgical, demonstrated the OASiS touch-access information system at the AORN convention in Orlando, Florida. This is the largest nursing convention in the world. OASiS accounted for over 21% of all leads generated by US Surgical at AORN. Based upon the evaluation forms completed by the nurses, it was found that
(1) the most useful section of OASiS, as it now exists, is the device inservices; (2) most of the nurses characterized the system as a convenient way to receive inservices, while a few of them viewed it as a sales and marketing tool for device manufacturers; (3) an overwhelming number of the nurses who responded stated that they would rely on OASiS on a daily basis; (4) the most

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



requested additional features were a Surgeons' Preference Card which is scheduled for Version 3.x testing, electronic PDR and Latex sensitivity which is under development; and (5) most of the nurses would recommend OASiS for their operating room.

        Following the AORN convention, the Company and US Surgical agreed to terms for the further presentation of OASiS. On October 28, 1998, the parties executed the Short Term Agreement for a term of three years under which US Surgical was to arrange for the installation of ten (10) OASiS systems in hospital facilities which US Surgical defines as "Centers of Excellence." "Centers of Excellence" refers to US Surgical's designation given to their prime hospital customers which are usually teaching facilities with a national reputation. Following the merger in October 1998, US Surgical became a division of Tyco Healthcare Group LP ("Tyco"). Tyco is a limited partnership organized under the laws of the State of Delaware and having its principal office in Norwalk, Connecticut.

        Under the Short Term Agreement,  each system  installed  includes thirty
(30) inservice training modules. Following an initial nine (9) month trial at each of these facilities and subject to satisfactory performance by the system and the technical support group, US Surgical has the right to have additional systems installed in other healthcare facilities nationwide. US Surgical financed the development and installation of the ten (10) systems. No decision has been made as to which party will pay for such additional systems as US Surgical elects to have installed. If it is the Company, additional capital may be needed, the securing of which on favorable terms to the Company cannot be assured. The Company receives a fee in the amount of $36,000 for the initial ten
(10) installations during the testing period and a fee in the amount of $108,000 for the balance of a three (3) year term for such initial installations. In addition, the Company can generate profits on the sales of its products through the point-of-sale facility in the OASiS system and from the fees it receives from other device providers and training companies through the use of the inservice modules. Provided US Surgical is not in default on any payment, at the end of the term, they have the option to purchase the OASiS hardware at a price of $8,500 for each Model 1062 unit. Although ten (10) units were to be installed in November 1998, due to a delay caused by the acquisition of US Surgical by Tyco and a strategic decision by them to delay the commencement of the installations until after the holiday season, the Company has thus far installed six (6) units in five (5) hospitals. The balance were to be completed in the third quarter of 1999; however, such additional installations have been merged into the Long Term Agreement. (See Part I, Item 1. "Description of Business (b) Business of Issuer - Sales and Marketing - Distribution of Products - and Dependence on Major Customers.")

        On June 30, 1998, the Company executed a letter of intent with Ad-vantagenet Inc. of Sarasota, Florida ("Ad-vantagenet"). Under the terms of the letter of intent, Ad-vantagenet assisted in the creation of Version 2.0 OASiS software, including creating the art and graphics. Version 2.0 is designed to allow for more dynamic features on the system including instant updates, informationgathering and editing features. The Company chose Ad-vantagenet to complete Version 2.0 after unsatisfactory results were achieved by Gambit, Inc., d/b/a MediaWorks. The functions Ad- vantagenet incorporated into Version 2.0 include features which had been requested of MediaWorks but were not provided. The total projected cost of the Ad-vantagenet project was one-fourth of the cost

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



which MediaWorks projected. The Company was in litigation with MediaWorks over the termination of their agreement. (See Part II, Item 2. "Legal Proceedings.") Subject to the successful completion of the letter of intent project with Ad-vantagenet, the Company intends to enter into a more structured, long-term agreement for further OASiS development with Ad- vantagenet or a similar company.

        In November 1998, the Company entered into a seven (7) year collaborative agreement with Dr. William B. Saye, the Medical Director and CEO of the Advanced Laparoscopy Training Center in Marietta, Georgia ("ALTC") under which the Company acquired the "digital rights" of ALTC and the resulting amalgam as it relates to surgical education and marketing rights to the ALTC database. Under this agreement, Dr. Saye became a member of the Company's Board of Directors and agreed to act as the Medical Director of ALTC VirtualLabs. Dr. Saye is compensated for travel expenses and paid an honorarium of $2,500 per day when his services are requested by Surgical. In addition, Dr. Saye was awarded stock options to purchase up to 1,000,000 shares of the Company's Common Stock over the term of the agreement, options for 300,000 of which were issued upon the execution of the agreement, and the balance of which are issuable monthly. The intention of the agreement is that any educational activity involving ALTC or Dr. Saye on the Internet or other digital presence would become the property of and under the control of Surgical. The purpose of the agreement is to shift traditional training methods in advanced surgical techniques to a new distance-based approach delivered through OASiS, the Internet and emerging mediums. The goal is to educate and train a wide audience on safe and efficient surgical techniques and procedures through the expansion of the OASiS network. Dr. Saye has an existing agreement with Ethicon Endo-Surgery, a division of Ethicon, Inc., which the parties do not believe will conflict with this agreement. (See Part I, Item 1. "Description of Business- (b) Business of Issuer- Competition"; Part I, Item 4. "Securities Ownership of Certain Beneficial Owners and Management."; Part I, Item 7. "Certain Relationships and Related Transactions; and Part II, Item 4. "Recent Sales of Unregistered Securities."; Part 1, Item 6. "Executive Compensation- Employees and Consultants Stock Option Plans.".)

        In November 1998, the Company committed to purchase twenty (20) stand alone kiosk OASiS units from Kiosk Information Systems, Inc. for a total purchase price of $133,000 plus freight charges This commitment was in the form of a purchase order from the Company. By December 31, 1998, the Company had paid $66,500 and received a partial delivery under the agreement. To date, the Company has paid $130,000 and is holding back the balance pending repairs on two
(2) of the units.

        In November 1998, the Company announced a planned enhancement to the OASiS system called "Vendor Watch". Currently in development and testing, this program is expected to aid the hospital administration in monitoring the presence of vendors and sales representatives visiting the hospital. Also, it is planned as a communications tool for sending messages to the vendors. Beta testing is planned for late 1999.

        OASiS Version 2.0 became operational at SMH in February, 1999. For the installation, Surgical has outsourced Internet services to Verio, Inc. ("Verio") , a provider of Internet services such as broadband connectivity, WEB hosting solutions, virtual private networks, e-commerce and other enhanced Internet

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



services. Verio provides OASiS with fast, reliable and secure access to the Internet via Tier 1 connectivity. In February 1999, Surgical entered into an agreement with Verio for access service at SMH. The agreement required payment of a set up fee of $60 and monthly charges of $199. Surgical is responsible for paying the monthly charges. A comparable agreement with Verio or other provider is contemplated for each hospital at which OASiS is installed.

        In February 1999, Surgical completed negotiations which had commenced in the summer of 1998 to install OASiS units as a test site in St. Francis Hospital in Trenton, New Jersey ("St. Francis Hospital"). Three units with Version 2.0 software were installed in February. The Company has an oral arrangement with St. Francis Hospital under which the hospital pays Surgical $200 per month per unit as a monthly software license fee and pays $50 per month per unit for "hot swap" maintenance service based upon a monthly invoice.

        In February 1999, the first installations under the US Surgical agreement became operational, each with Version 2.0 software. One OASiS system was installed at Atlanticare Hospital in Massachusetts and two OASiS systems were installed at Columbia Presbyterian Hospital in New York. In addition, US Surgical inservice modules were installed in the SMH system and in the system installed at St. Francis Hospital.

        In March 1999, the Company installed additional units under the US Surgical agreement at the California Pacific Medical Center and the Kaiser Permeante Medical Center, both in San Francisco, California.

        In April, 1999, the Company shipped and did the preliminary installation at three more US Surgical sites, a second California Pacific Medical Center in San Francisco, the California Pacific Medical Center in Los Angeles, California and the University of Washington in Seattle, Washington.

        In April 1999, the Company attended the AORN convention where it experienced more acceptance from potential content providers and users partly because of the commencement of the arrangement with US Surgical.

        In June 1999, the Company completed the installation and Internet connection on the unit at the University of Washington in Seattle. The preliminary preparations were completed for the units under the US Surgical agreement at theCalifornia Pacific Medical Center sites in San Francisco and Los Angeles. To date, these last two sites are not installed fully and are not connected to the Internet.

        On July 30, 1999, the Company entered into the Long Term Agreement with US Surgical which is a private partner network agreement. Under the Long Term Agreement, Surgical is to supply up to four hundred (400) OASiS systems to US Surgical under licenses calling for installation in nominated hospitals. Each license is for a term of three (3) years commencing with "substantial installation: of such unit. "Substantial installation" is defined as delivery of the OASiS unit to the hospital and connection to the Internet.

        Under the terms of the Long Term Agreement, US Surgical must license two hundred (200) units within the first year, and subject to certain obligations on the part of Surgical to license units to third parties, must license an additional two hundred (200) units by the end of the second year to third parties. Previously installed units under the Short Term Agreement are counted toward the minimum units required. On August 10, 1999 US Surgical paid Surgical $100,000.00 as an advance for such licenses. The first 200 licenses are $1,500 each and additional licenses are $1,000 each.

        The Long Term Agreement further provides that neither Surgical, nor any third party other than US Surgical, may place OASiS units in any of the "protected departments" of the hospitals, unless it is installed prior to receipt of a purchase order from US Surgical or unless US Surgical does not exercise its right of first refusal after notice from Surgical for such hospital. The Long Term Agreement defines "protected departments" as Operating Room, Labor and Delivery, Emergency Room, Ambulatory/Same Day Surgery / Outpatient, Nuclear Medicine, Intensive Care, Orthopedic / Ortho Casting Room, and Dialysis. US Surgical is required to have each hospital bear the entire risk of loss and damage to any OASiS system except if such is caused by the negligence or wilful misconduct of Surgical. US Surgical must maintain casualty insurance in amounts and with companies acceptable to Surgical on the OASiS units and its related amenities with Surgical as the loss payee. US Surgical may elect to have the OASiS systems installed in hospitals it nominates co- branded with its name. Surgical has the discretion to select the content, related services and in- service products for the OASiS systems installed under this agreement; however, during the term of the agreement, US Surgical is required to pay for and maintain a minimum of one hundred forty (140) product in-services modules in an average of at least 80% of all OASiS systems installed in the United States whether or not covered by this agreement and 100% on those that are covered by the agreement. US Surgical's product-based modules produced by Surgical become the property of US Surgical. Surgical retains the right to display such modules on other OASiS units. All other modules remain the property of Surgical. Surgical receives a fee for production of the modules. If Surgical installs additional OASiS units in a designated hospital, US Surgical receives a 10% commission. Surgical receives a monthly maintenance fee for each unit, of $149, unless paid a year in advance in which case it may be discounted up to 10%. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products - and Dependence on Major Customers.")

        The Company expected to complete the installation of the balance of the US Surgical sites under the Short Term Agreement in 1999's third calendar quarter; however, such installations have been merged into the Long Term Agreement.

        The Company knows of only one other system which is designed to accumulate exposure data which is called Epinet, a single system designed to track and report bloodborne pathogen exposure in the healthcare setting. (See "Part I, Item 1. "Description of the Business - (b) Business of the Issuer - Competition.") The Company believes that OASiS is the superior product and that it represents the leader in the industry at this time. The basis for this belief is that Epinet is a software only product and that the OASiS system can be adapted to accept Epinet.



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


Medical Products Division

        Compliance Plus is the designation under which all the Company's products are developed. The Company trademarked this term in order to indicate that the criteria used in the research and development of every Surgical product and service meets or exceeds compliance mandates set forth by the OSHA, the Centers for Disease Control and Prevention ("CDC") and other governing bodies. It is the goal of the Company to exceed existing standards in order to assume a leadership role in the area of medical prevention and safety products.

        The Compliance Plus Exposure Prevention Program includes several safety engineered products dedicated to reducing exposure and cross contamination in the operating room. These exposure prevention products are designed to maximize surgical efficiency while reducing bloodborne pathogen exposure to healthcare workers and improving patient care in a wide range of applications. The Company has already introduced the first two Compliance Plus products into the market - MediSpecs Rx(TM) and SutureMate(R). These are the only two Compliance Plus products which it currently markets. Both of these products meet OSHA and CDC mandates. There is no current timetable for the release of additional Compliance Plus products. The remainder of the proposed Compliance Plus line will be added through further in-house development and acquisitions, which are currently on hold so that the Company can focus on the OASiS installations.

        The Compliance Plus devices include: SutureMate(R), a patented single-patient-use surgical assist device for safe and efficient suturing; MediSpecs Rx(TM), a disposable prescription protective eyewear for healthcare workers; Prostasert(TM), a patented obstetrics/gynecology ("OB/GYN") pharmaceutical applicator; IcePak(TM), an infection control equipment kit for healthcare workers; PrepWiz(TM), a revolutionary surgical preparation and drape system (in development); and FingerSafe(TM), a multi-featured surgical thimble (in development).

        The Company believes that the use of Surgical's Compliance Plus exposure prevention strategy provides numerous direct and indirect benefits. These benefits relate to a significant reduction in bloodborne pathogen exposure from needlesticks and glove perforations, as well as improved procedural efficiency. The Company believes that prevention through the use of its products reduces expenditures in employee health post-exposure work-up and treatment, and lost employee time. The Company further believes that there are also benefits from improved employee morale, community relations, and reduced liability and workers' compensation costs.

        In January 1998, the Company executed a clinical products testing agreement with SMH for a term of five (5) years. Under the terms of the agreement, Surgical would set up to ten (10) surgical and medical products to SMH for clinical testing (the "SMH Clinical Testing Agreement.") Surgical is required to reimburse SMH for certain designated budgeted costs and pay a fixed amount of $25,000 for each study, payable in monthly increments over the term of each study. Further, the agreement provides that Surgical is obligated to pay SMH $250,000 over the term of the agreement in the event Surgical determines not to have SMH perform the clinical testing. In addition, SMH will receive one half of one percent (.5%) of the proceeds received by the Company from the sale of the products tested. The products to be tested include SutureMate(R), Prostasert(TM), PrepWiz(TM), FingerSafe(TM) and five (5) other products in various stages of development.

SutureMate(R)

        SutureMate(R), a patented, disposable, surgical assist device, was initially introduced in 1993. Its unique design facilitates the highly recommended one-handed suturing technique which is advocated by occupational safety experts. When one-handed suturing is not used, extra steps are required by the surgeon or the assistant in cutting the needle free of the suture thread and extra time and hand movements are required of the surgeon in manually adjusting needles while using a needle holder in most suturing processes. SutureMate(R) allows the surgeon to use a safer, more efficient method of surgical stitching. The product has features which include a foam needle-cushion, and a suture cutting slot.

        SutureMate(R) can be used in a wide variety of specialties, including surgery, OB/GYN, emergency room treatment, plastic surgery, podiatry and dentistry. It was designed by Dr. Swor, the Company's Chairman, who is a surgeon himself for use by surgeons and surgical assistants. The Company is not aware of any comparable product on the market. New applications for its use are being devised regularly and several variations of the original product are in development, including a laparoscopic version, for use in the fast growing field of minimally invasive surgery.

        The product acts as a needle bank for temporarily "parking" suture needles, and has a cutting slot for removing the needle from the suture thread. Using the SutureMate(R) device enables the user to "free-up" the non-dominant hand to engage in additional tasks such as holding instruments and exposing tissues.

        Data from the CDC indicates that seventy-seven percent (77%) of sharps injuries are caused by suture needles. In one-third of all injuries to surgeons, the sharp instrument was re-exposed to the patient. When one-handed suturing is not used, the surgeon's non-dominant hand is particularly vulnerable. Sixty-six (66%) percent of all suture needlesticks occur to the first two fingers of the non-dominant hand. This is where SutureMate(R)'s application is most significant.

        Clinical data suggests that SutureMate(R) dramatically decreases needlestick injuries and other exposures such as glove perforations. The cutting slot feature enables the user to efficiently remove the needle from the suture thread without the need for an assistant, and with greater efficiency than traditional methods.

        SutureMate(R) has been cited by safety advocates and infection control specialists in several publications and manuals. A study from Canada by Drs. Bebbington and Treissman was published in the October 1996 issue of the American Journal of Obstetrics and Gynecology, Volume 175, No. 1, Part I. This study was supported by the Company. The study concluded that there was a 71% reduction in glove perforations when SutureMate(R)n was used and stated that the "surgical assist device [SutureMate(R)] appeared to be useful in decreasing glove perforations regardless of the degree of training and expertise of the operator." The study concluded that the "use of this device significantly reduced the number of glove perforations that occurred during vaginal repair after delivery. Therefore it can be of benefit to the safety of operators during an all-too-frequent procedure in obstetrics. This is especially true when universal precautions are being advocated for all patients. A decrease in glove perforations deceases the exposure to potential pathogens." The study did state that the reduction in glove perforations may not have been exclusively related to the use of the device.

     The need for sharps management in surgery has generated a number of articles. In an article by Dr. Mark Davis which was published in the April 1995 issue of Infection Control & Sterilization Technology, Volume 1, No. 1, Dr. Davis stated that "most percutaneous injuries can be prevented by the use of currently available safety-engineered devices and by the application of known safety protocols and techniques...Other techniques such as double gloving and suturing with a device requiring one hand, offers some protection against the growing threat of HIV, and hepatitis B and C." The one-handed suturing device discussed in the article is SutureMate(R) which was being evaluated by the surgical and OB/GYN staff at Dr. Davis' institution. Dr. Davis served on the Scientific Advisory Board of the Company. (See Part I, Item. 5. "Description of Business - Directors, Executive Officers, Promoters and Control Persons - Scientific Advisory Board.")

     SutureMate(R) research findings have been presented to several major medical organizations including: the American College of Surgeons and Center of Disease Control and Prevention ("CDC") at a joint meeting on the prevention of bloodborne pathogens in surgery and obstetrics which was held in Atlanta, Georgia in February 1994 (the "February 1994 Conference"); at the annual meeting of the Society of Hospital Epidemiologist of America in Santa Clara, California in March 1994; at the annual meeting of the Association of Surgical Technologists in Atlanta, Georgia in May 1995; at the annual meeting of the Society of Perinatal Obstetricians in Vancouver, Canada in February 1996; at the annual meeting of the Association of Surgical Technologists in Atlanta, Georgia in June 1996 and at the annual meeting of the ACORN in Atlanta, Georgia in April 1997. (See Part I, Item. 5. "Description of Business - Directors, Executive Officers, Promoters and Control Persons - Scientific Advisory Board.")

     The February 1994 Conference was the first joint conference of the American College of Surgeons and the CDC. Donna J. Haiduven, an infection control specialist and a member of the Company's Scientific Advisory Board, and Dr. Maria D. Allo of Santa Clara Valley Medical Center presented an abstract entitled "Evaluation of a one-handed surgical suturing device to decrease intraoperative needlestick injuries and glove perforations." The study concluded that the "[u]se of "Suture Mate" facilitates one-handed suturing technique, resulting in less likelihood of glove perforations and intra-operative needlestick injuries" and "[t]he "Suture Mate" device obviates the need for two-handed suturing and provides a safe place to "bank" needles on the surgical field."

     The use of SutureMate(R) eliminates the need for the more expensive "control release-type" sutures. By virtue of improved surgical safety efficiency, the Company believes that the patient will experience significant savings through reduced anesthesia and operating room time. In addition, the Company believes that this product reduces the potential for cross contamination which can save expenses related to surgical wound infection.

     SutureMate(R) was recently re-released in late 1998. The product was re-engineered and updated after feedback from over 4,000 surgeons and surgical technologists who used or reviewed the product since its inception. As a result of the re-design, the Company believes that there will be new clinical advantages and that the product can be produced at a significantly lower manufacturing cost. These beliefs are based on the fact that the re-design includes a tent-like configuration with a hidden cutting device contained between the adhesive base and the holding device. This allows the surgeon to separate the needle from the suture without a scrub nurse intervening with a scissor. The cost reduction will result from the fact that the original version cost approximately $6.00 per unit while the new version costs approximately $1.10 per unit including packaging and sterilization, allowing it to be marketed in the $5 to $6 range which is more in keeping with pricing for a disposable product.

        Currently, the re-designed SutureMate(R) is manufactured by the Hansen Plastic Division of Tuthill Corporation at their plant located in Clearwater, Florida ("Tuthill"). Tuthill manufactures each non-sterile unit at a cost of $.902 per unit. The non-sterile product is then shipped to Gamma Services, Inc. in Lakeland, Florida for sterilization. The cost per unit for the sterilization process is $.172. This results in a total cost per unit of $1.074. The Company currently is considering other manufacturing sources. (See Part I, Item 1. "Description of Business - (b) Business of Issuer Sources and Availability of Raw Materials.")

MediSpecs Rx(TM)

        MediSpecs Rx(TM) is a prescription protective eyewear which Surgical co-developed for use in the operating room and related areas. The Company has an exclusive, renewable 5-year, distribution agreement which covers the United States with Morrison International, Inc., a Pennsylvania corporation with its principal place of business in Sarasota, Florida ("Morrison"). The initial term expires in September 2000. Under the terms of the agreement with Morrison executed in September, 1996, the Company acquired the right to purchase, promote, resell and distribute Morrison's trademarked glasses under the Company's private label trademark, MediSpecs Rx(TM). The price for the product is fixed for the initial five-year term and requires minimum purchases which are scaled over the first five-year period from 2,750 units the first year to 56,000 the fifth year. Under the agreement, the Company its entitled to distribute the product either directly or through other dealers. Although the Company is not reaching its quotas, it has not been found in default by Morrison. Due to poor sales, Morrison discontinued the manufacturing of this product; however it has substantial inventory on hand for sale. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Sources and Availability of Raw Materials.")

        MediSpecs Rx(TM) are featherweight prescription glasses with OSHA-recommended protective side shields. A proprietary manufacturing and assembling process minimizes the cost of production and allows healthcare workers to purchase prescription protective eyeglasses for dedicated use in an occupational setting. The Company believes that users will purchase multiple pairs of glasses. It is anticipated that each pair will have an average life of approximately 50-100 uses. While an average pair of prescription eyeglasses costs over $150, MediSpecs Rx(TM) glasses are being sold for approximately $25 a pair and can be ordered by mail. The cost to the Company under the Morrison agreement is $6.98 per pair.


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



        MediSpecs Rx(TM) glasses protect against splashing of blood and bodily fluids into the user's eyes, thus reducing exposure risk. Medi-Specs Rx(TM) are ultra lightweight, making it unnecessary to the user to wear the more cumbersome eyewear currently available for eye protection.

        In August 1997, the Company entered into a distribution agreement for the sale of MediSpecs Rx(TM) in the State of Florida. This agreement was with Hospital News, a Florida corporation with its principal place of business in Tampa, Florida ("Hospital News"). SMH and Doctors Hospital of Sarasota were excluded from the agreement and remain under the distributorship of the Company. The initial term of the Hospital News agreement was through December 1997, and was renewable by the parties for successive one (1) year periods. The price for the product was fixed for the initial term at $12.95 per pair and requires minimum purchases which was scaled over the first six (6) months from 0 units the first month to 800 the sixth month. Under the agreement, Hospital News was entitled to distribute the product either directly or through other dealers. Although Hospital News had not met its quota, the Company elected to extend this arrangement for an additional one (1) year period. Hospital News sold no units and is no longer a publication. The Company is disappointed with MediSpec Rx(TM) sales and is considering dropping the product line. (See Part I, Item 1. "Description of Business - (b) Business of Issuer - Distribution of Products.")

        Due to the price at which MediSpecs Rx(TM) may be offered to users and the prevention of cross-case contamination, the Company believed that there would be a large national and international market available for the use of this product; however, such market has not materialized.

Prostasert(TM)

        Prostasert(TM), originally named LaborMate, is a patented, disposable, obstetrical/gynecological specialty device with many potential uses, including use for patients undergoing the induction of labor. The product provides a vaginal application of a precise dosage of pharmaceutical gel which is designed to shorten and improve the labor and delivery process. Although simple in design, the Company believes that Prostasert(TM) is unique in that it differs from its competitors by allowing for a more site-specific application and improved maintenance of the pharmaceutical gel used. Prostasert(TM), a FDA listed device, is a specially designed medication delivery and maintenance system which allows a physician to deliver the proper dosage and maintain that dosage precisely. With over four (4) million births annually in the United States alone, the Company estimates the potential market for obstetrical use of this product to be approximately 200,000 to 400,000 cases annually. These estimates are based on the fact that 10% to 20% of the four (4) million births annually are induced (labor stimulated medically) and that such numbers of induced births are increasing because of the lower risks and patient/doctor convenience factors. Alternate uses and other applications for this product are under development including treatment for cervical infections and PAP smear abnormalities for which the market is estimated to be 1,000,000 cases per year.

        No FDA clearance was needed for this product because it is assembled from FDA approved parts. The product was listed by the FDA in June 1994. Prostasert(TM) was approved for clinical research by the Institutional Review Board of the SMH where it has been undergoing clinical trials for the past four (4) years to document the clinical usefulness of the product. Testing continues and results are expected in Year 2000. Once such trials are completed and provided additional funding is available (of which there can be no assurance), the Company intends to make final engineering adjustments and plans to market this product under a licensing arrangement with an independent company for initial market entry in the United States. However, no timetable for this entry into the market has been established. The Company is seeking a distribution outlet for such licensing arrangement while the clinical trials are being conducted.

Icepak(TM)

        The Company is researching patent protection for this specialty product and its accessory components. This product is a belt which is designed to carry various infection control-related products providing healthcare workers with easy access to personal protective supplies. The belt itself is a durable, reusable product with consumable supplies attached. The Company intends to market and sell this product primarily through catalogs, with a focus on distribution to nurses. The Company will be required to develop arrangements with suppliers of the consumable supplies to be used in the belt. A prototype has been manufactured and the product is expected to enter the market if the required agreements with potential manufacturers/suppliers have been completed and if additional funding is available (of which there can be no assurance). Accordingly, no timetable for release of this product has been set. There is no requirement for regulatory approval of this product.

Research and Development

        The Company previously engaged in extensive research and development of new medical technology. Many product concepts and partially developed designs have been accumulated from internal and external sources. As funding becomes available, of which there can be no assurance, new products will be brought through the development process. Initial products in development include:

        RD91862: PrepWiz(TM): This is a multiple product for preparing the patient's surgical site. The Company anticipates that this product will potentially solve major efficiency, costs and safety problems. The Company currently plans to co-develop this product line with a major medical manufacturer and subsequently license it for sales and distribution. Currently, pattern designs are in process and the Company received non-sterile samples which it is currently evaluating. The samples were provided to a contract converter who produced non-sterile disposable samples to be used in finalization of the design.

        RD121096: Finger-Safe(TM) Surgical Thimble: The Company is seeking patent protection on this fingertip protection device. It is expected that this product can be added to the Compliance Plus product line in the event that Company secures additional capital, of which there can be no assurance. This product is used much like a thimble for sewing, but has special features that facilitate the suturing technique and also has special safety features and a storage component. The product is designed to reduce further the risk of needlesticks and glove perforations to the non- dominant hand.

        Both RD91862 and RD121096 require regulatory approval from the FDA. PrepWiz(TM) is in the development phase and no application under 501(K) will be undertaken until final designs and approvals have been executed. Finger-Safe(TM) Surgical Thimble is on the shelf and no development activity is currently underway.

Advanced Surgical Techniques

     The Company has several products in development that are designed to contribute to the rapidly growing market of "minimally invasive" surgery with increasing emphasis on small incisions, laparoscopy, laser treatment, and more efficient post-surgery convalescence. The Company believes that there is a significant demand for improved technology to facilitate these newly developed procedures. The Company has several concepts and projects in development related to this type of surgery, and many of the new product ideas presented to the Medical Products Consultation Division by third parties are included in this group.

Medical Consultation Division

     The Medical Consultation Division previously provided consulting services to individual inventors on a fee basis. Dr. Swor, Mr. Clark and Mr. Stuart, a Director of the Company, have provide such services depending upon the type of expertise required. The principal function of the division is to find new ideas and potential products which compliment the Company's product mix.

     This division has been retained to conduct several research evaluations of various proprietary medical products and has completed two such projects, one for London International U.S. Holdings, Inc. (a study to determine the spermicidal activity of several concentrations of nonoxynol-9 lubricated condom products) and another for Purely Cotton (a study of a tissue made from cotton rather than paper to determine whether the product was less irritating to people with chronic skin conditions). Based upon the initial evaluation of these products, the Company believes that one or more could be very successful and lead to additional business for the Company.

Business Strategy

     The Company's business strategy, which is dependent upon its obtaining sufficient additional financing with which to enhance the commercialization of existing and future products of the Compliance Plus exposure prevention and surgical efficiency product line and the OASiS information system (of which there is no assurance), is to provide innovative products and services which create and maintain a safe surgical environment for medical and hospital staff, healthcare workers and patients, as well as to enhance the level of surgical care available to patients. The Company's revenues are based upon lease payments and fees for display of inservice modules from its Data Systems Division, sale of its products and distribution fees from the Medical Products Division and consulting fees earned by the Medical Consultation Division. The Company's revenues are dependent on the volume of sales from its products.

     Revenues from sales are recognized in the period in which sales are made. The Company's gross profit margin will be determined in part by its ability to estimate and control direct costs of manufacturing and its ability to incorporate such costs in the price charged to clients.

     The Company's objective is to become a dominant provider of medical devices and systems which improve occupational safety, advance surgical techniques and provide greater efficiency. To achieve this objective, and assuming that sufficient operating capital becomes available, the Company intends to: (i) develop international distribution channels and co-marketing alliances for the Company's products and services; (ii) continue research and development and acquisitions of synergistic products and software programs; and (iii) frequently fine tune market strategies based upon ongoing evaluations of customer needs, capital budgeting opportunities and market economy fluctuations.

     Management believes that Surgical is poised to lead in the ever developing surgical and medical safety market and plans to capitalize on the opportunity while providing significant benefits to its customers and improving overall patient care. Management expects, in the event Surgical continues to achieve product acceptance, to increase the Company's market penetration through additional acquisitions and potential merger opportunities with appropriate bases of business development. However, such expansion presents certain challenges and risks and there could be no assurance that Surgical, even if it were successful in acquiring other bases of business development, would be successful in profitably penetrating these potential markets.

Sales and Marketing

     The following discussion of the medical industry, as it relates to the Company's objectives, is of course pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commercialize its existing products and OASiS, to add additional key personnel when needed and to supplement new product and software program development. In addition, the Company must be able to generate significant profits from operations (which are not expected in the foreseeable future) and/or additional financing to continue expanding the business and/or to fund the anticipated growth, assuming Surgical's proposed expanded business is successful. There can be no assurance such financing can be obtained or that the Company's proposed expanded business will be successful.

Background

     According to the World Health Organization, forty (40) million people will be infected with HIV by the year 2000. There are nearly ten (10) million people worldwide currently infected, including close to one (1) million children. Over four (4) million Americans carry the HIV virus. Approximately ten percent (10%) of individuals will contract this very serious illness when exposed by way of a sharps injury.

     Auto Immune Deficiency Syndrome ("AIDS") is now the top killer of men age 17 to 54 in the United States. The CDC and the National Institutes of Health
("NIH") have focused a great deal of effort and research into improving occupational safety and decreasing the risk of bloodborne pathogens in the healthcare setting. The American Hospital Association reports that needlestick injuries are the most common injury to healthcare workers and represent the greatest risk of occupational exposure to AIDS, Hepatitis, and other viral diseases. There are over two (2) dozen diseases that have been involved in documented transmission by way of exposure. Over one and a quarter million (1,250,000) Americans have chronic Hepatitis B and when their blood is exposed to a healthcare worker's intact skin, the transmission rate is thirty percent (30%). Since operating room personnel and surgeons are in particular high risk categories, the Company has committed itself to developing products and techniques to decrease the potential for deadly viral transmission to and from healthcare workers and patients.

Market Overview, Size and Occupational Safety

     Healthcare workers need secure and safe working conditions. The Company seeks to provide solutions to meet that need in the critical care setting. Value is built into Surgical's products by reducing costs of inefficient surgery, occupational exposures and patient risks. Exposure to bloodborne diseases occurs in up to fifty percent (50%) of surgical cases, with needlesticks and other sharps injuries magnifying the risk. (See G. Pugliese, RN, MS, Blood Exposures in the Operating Room: Risk and Prevention Strategies, APIC Journal of Infection Control 1993; pps. 21 and 337-42; and Jagger J, Blackwell B, Fowler M, Carter K, Funderburk S, Bradshaw E, Swapp J., Percutaneous injury surveillance in a 58-hospital network, Tenth international conference on AIDS, Yokohama, Japan, 8/9/94.) Up to 75% of sharps injuries in the operating room are related to suturing. (See Journal of the American Medical Association, June 1992; Journal of the American Medical Association, September 25, 1991; and Obstetrics and Gynecology, Volume 77, 1991.) Currently used safety measures are inadequate, with an unbelievable 23% exposure rate documented even in known or suspected HIV cases. (See G. Michael Swor, M.D., A Touch Information System for Healthcare Worker Exposure, Risk, and Training Management, Surgical Technology International VII. 1998: pps. 48-56; and Tokars JI, Bell DM, Culver DH, et al., Percutaneous injuries during surgical procedures, Journal of the American Medical Association 1992; ppgs. 262-288 and 904.) Hepatitis C is a new, incurable threat and HIV is now the number one cause of death in 25 to 44 year-olds in the United States. (See Morbidity and Mortality Weekly Report, Center for Disease Control, November 19, 1993/Vol 42/No 45.) Significant resources are devoted to occupational risks, with over $3 billion expended annually in the United States on sharps injuries and bloodborne exposures. According to the Canadian Medical Association Journal, treating one HIV-infected healthcare worker may cost in excess of $500,000. In addition to the risk of exposure, significant pressures have been made to reduce costs in surgery and in critical care units.

     With the increased prevalence of HIV, hepatitis and other deadly diseases, OSHA has set increasingly strong standards. Despite the standard use of protective gloves and clothing, operating room personnel and surgeons are at a particularly high risk. According to the United States Department of Health and Human Services, healthcare workers contract more than 15,000 bloodborne infections from occupational exposure per year, resulting in 300 deaths and thousands of illnesses. Surgical wound infections are relatively common and result in increased costs, longer hospital stays and increased morbidity in patients. A Yale University study found that visible contact with patient's blood occurred in 63% of surgical cases and sharps injury rates range from 7% to 50%, depending on the type of case. At current rates, researchers from major medical institutions have estimated the lifetime career risk of occupational HIV infractions for surgeons as high as 20%, depending on the patient population. Despite this data, HIV is overshadowed by Hepatis B and C which are 100 times more infectious.

        Due to increased awareness of these problems, there has been a movement from healthcare workers themselves for facilities to provide adequate protection and safety engineered technology. Hospitals also benefit from improved technology and can significantly decrease post-exposure follow-up and treatment.

        A large body of research and statistical evidence has been accumulated over the last ten (10) years regarding the significant risk of bloodborne diseases to healthcare workers. Similar kinds of risks exist regarding the transmission of disease from health workers to patients. Since the AIDS virus was discovered and blood testing became available in 1985, even greater awareness has been focused on these problems. The Company has focused its efforts on identifying occupational risks in the healthcare industry and seeking to provide solutions to various problems regarding these risks.

        As noted, the bloodborne pathogens which have received the most attention are AIDS and Hepatitis. There are an estimated ten (10) million people infected with the AIDS virus worldwide, and because of the nature of the disease, it is impossible to determine infected individuals with certainty, even with blood tests. (See Centers for Disease Control, Estimates of HIV prevalence and projected AIDS cases, Morbidity and Mortality Weekly Report, 1990; pps. 39 and 110-119; World Health Organization, In Point of Fact, No. 74. Geneva, World Health Organization, May 1991; Piot P, Plummer F, Mhalu FS, et al, AIDS: An international perspective, Science 1998; pps. 239 and 573- 579; and Palca J., The Sobering Geography of AIDS, Science 1991; pps. 252 and 373.) Hepatitis is even more widespread and, according to medical experts, much more contagious. These diseases and others are transmitted by contact with blood or bodily fluids and reports of infection through needlesticks, sharps injuries, and skin to skin contact are accumulating. The American Hospital Association, in 1992, reported over 800,000 occupational needlestick injuries in the United States each year, and estimated that approximately 16,000 were contaminated by HIV. They also estimated that as many as 60 healthcare workers may become infected annually with HIV as a result of occupational exposure. There have been estimates as high as 12,000 Hepatitis B infections annually to healthcare workers. (See Applegate EJ., The Anatomy and Physiology Learning System, Philadelphia, PA: WB Saunders Company; 1995, p.241.) A newer form of Hepatitis, Hepatitis C, is rapidly becoming even more important and more serious.

        OSHA now has strict guidelines for personal protective equipment, such as gloves, gowns, and eyewear. However, with a reported rate of glove perforation in surgery of up to 50%, sharps injuries of up to 25% and concerns regarding the prevention of bloodborne pathogen transmission, healthcare professionals, workers and patients are requesting more protection. Most professionals agree that many sharps injuries in surgery are preventable with changes in techniques and the use of new devices and protective equipment.

        The cost of these types of exposures is also a significant factor in the Company's business. The direct financial burden that facilities bear for medical evaluation and follow-up after a single needlestick injury is estimated to be $200 to $1,300 ($3 billion in the United States as reported in Nursing Economics, Vol. 12, No. 4, pp. 208-214 (1994) based upon 1987 date regarding the cost of diagnosis and treatment of needlestick injuries in the United States). According to the United States Department of Health and Human Services, the average cost of treating an accidental needlestick is $1,300. This figure does not include indirect costs such as time lost from work, medical expense and potential liability loss. With annual expenditures in the United States on medical and surgical supplies estimated by current medical journals at more than $6 billion annually, there would appear to be a large budget for safety-related products. Surprisingly, there have been few significant advances in new technology regarding bloodborne pathogens. The Company is focusing its research and development efforts directly on improvements in this area with operating room, infection control and reporting, and personal safety equipment product lines.

        The Company's initial product, SutureMate(R), was designed primarily to reduce the risk of needlestick and glove perforation during suturing. Infection can also be transmitted by skin to skin (mucocutaneous) contact, and the Company's Infection Control Equipment Pack (IcePak(TM)) product was developed from the need to reduce this hazard. The Company's OASiS system is designed primarily for accident reporting and training. Customer demand for the Company's' products and services is expected to be stimulated further by recent scientific data suggesting that the risks related to these hazards were originally underestimated. In addition, new serious viral diseases are discovered regularly.

        With an estimated 25 million surgical procedures and 4 million births annually in the United States alone (See Statistics published on health and nutrition from the American Hospital Association's Hospital Statistics Annual, Chicago, IL, 1990.), and a fertile international market as well, the Company is focused upon the development of innovative reporting and training equipment, efficiency related instruments, and cost efficient supplies for furthering the concept for cost conscious safety in healthcare.

        Hospitals are under increasing pressure to evaluate and adopt the use of safety-related technology, especially with regards to sharps injuries. New regulations, hospital policies, and federal guidelines will encourage any efficient means of improving safety, especially with regard to HIV transmission. Because of the size and demands of these markets, the Company believes that this is an area of potentially significant growth if it can continue to strengthen the market niche it has created.

Markets

        The primary medical industry markets include hospitals, healthcare facilities, surgeons, nurses, and technologists in procedure-oriented specialties, including obstetricians, dentists, emergency room personnel and other medical professionals.


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



        The potential global market for Surgical's products (devices and information systems) is estimated at over $1.3 billion. This data was presented in an article written by Dr. Swor which appeared in Surgical Technology
International, Vol. II where Dr. Swor was referencing an article from the Florida Healthcare Report and Hospital News which appeared in December 1997.

        The initial target market areas for the product side of the Company's business are in the major metropolitan centers in the United States and abroad that presently have large teaching programs, higher disease prevalence and acute problem awareness. Entry into these target areas is expected by the Company to significantly ease general market penetration.

        The Company plans to export its products worldwide to markets including Europe, South America and Asia, the Middle East and the Pacific Rim. Previously it had exclusive distributorship agreements with Johnson & Johnson Medical Pty. Ltd. with respect to the territories of Australia, New Zealand, Papua, New Guinea and Fiji, with Medicor Corp. with respect to the Netherlands and with ISC Group with respect to Saudi Arabia and the so-called GCC Nations which agreements expired principally due to the Company's financial inability to sustain sufficient levels of production under prior manufacturing arrangements. Although technically in force, the agreement with Noesis relative to Europe is inactive. The Company believes that it will be able to reactivate these distribution arrangements with the re-designed SutureMate(R) under the manufacturing arrangement with Tuthill or other suitable suppliers under consideration, provided additional funding is available to the Company to manufacturer adequate inventory. The basis of this belief is that initial marketing efforts were thwarted by the high manufacturers suggested retail price and in discussions with one of these distributors, it has been indicated that such distributor would reinstate its agreement when adequate inventory is available. There can be no assurance that such distribution arrangements can be re-established or that there will be additional funding available to the Company. (See Part I, Item 1. "Description of Business - (b) Business of Issuer
- Distribution of Products.")

        OASiS has been foundationally designed to accept multi-lingual applications. The Company expects that this will not only facilitate acceptance in the cosmopolitan markets within the United States, but also will enable instant adaptations to international markets which traditionally follow the United States leadership in developments of safety and exposure guidelines.

        A major portion of the safety products and services currently ready for marketing by the Company, including both device and information services, are unique and are without apparent competition by design since they were specified and designed by the Company to create previously unavailable products and services. In most cases, Surgical's state-of-the-art products, techniques and services position the Company as a pioneer in new markets. This is a direct result of the Company's election to avoid the typical commodity sales of gloves, gowns, shields, and other products of that type and to focus on innovative, safety related products such as SutureMate(R), which was the first device of its kind to provide for lower risk, one-handed suturing.

        The market for Surgical's products is divided into three (3) segments: end users, healthcare risk managers and medical-related companies.

        The primary end user market for the products and services of Surgical include 8,000 hospitals, 100,000 surgeons and over 1,000,000 surgical nurses and technologists. Secondary end user markets include out-patient clinics, dental offices, emergency medical services, fire and rescue organizations, medical offices and laboratories. This segment of the Company's market will be the ultimate user of both the medical devices and OASiS and it is particularly defined by the need for protection against bloodborne diseases from body fluids and sharps injuries, such as needlesticks.

        The healthcare risk manager market is defined by similar statistics as the end user market. The major difference is that this segment is represented at an administrative level. Additionally, it encompasses insurance companies and other parties interested in capturing safety and occupational injury data. This segment of the market focuses on ensuring a safer, more efficient workplace for the healthcare worker and in obtaining previously unavailable information about actual occurrences of bloodborne pathogen exposure and the management thereof.

        The market segment for medical-related companies consists of approximately 11,600 medical device manufacturers, 360 pharmaceutical companies and 1,260 training and educational organizations. The Company believes that this is a significant segment for them for three reasons. First, these companies will be enlisted as content providers (a content provider supplies OASiS with device information and other educational components) ("Content Providers"). Content Providers are potential customers for the Company because they pay a reoccurring fee to broadcast their information on OASiS. Secondly, this market segment is desirous of the data collected by OASiS as it relates to the information surrounding exposure occurrences. The Company already has received requests for access to this (yet-to-be collected) data. The third reason the Company believes this segment to be significant is that these companies are a key component to the Company's sales strategy for its medical devices. The Company believes that its relationship with US Surgical as a strategic partner is based on the integration of OASiS and the Company's Compliance Plus line of products and the venue potential for US Surgical products.

        The Company believes that the criteria for another appropriate strategic partner for an alliance with the Company would have a worldwide presence, maintain a dedicated, highly trained sales force with access to the operating room, be a respected and an acknowledged leader in the industry, be among the Fortune 500 companies or equivalent and have an interest in diversification of its existing product lines. In this regard, the Company believes that its long term arrangements with US Surgical establishes a strategic alliance with a company which meets these criteria.

Distribution of Products

        SutureMate(R), MediSpecs Rx(TM) and OASiS are currently the Company's only products in the marketplace. With reference to such products, the Company has entered into a number of agreements regarding their distribution. See Part I, Item 1. "Description of Business - (b) Business of Issuer Risk Factors."

        In December 1994, the Company entered into a distributorship agreement for a period of one (1) year with ISC Group, a corporation organized under the laws of the country of Saudi Arabia, for the exclusive right to purchase,

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



inventory, promote and re-sell SutureMate(R) in Saudi Arabia and the GCC Nations. An initial order was placed and shipped.

        In March 1995, the Company entered into a distribution agreement with Medicor Corporation for the exclusive right to purchase and sell SutureMate(R) in the Netherlands. An initial order was shipped pursuant to this agreement in April 1995. The agreement had no term and the parties were awaiting evaluation of the product in the marketplace.

        In April 1995, the Company entered into a distributorship agreement with Johnson & Johnson Medical Pty. Ltd. ("J&J") to exclusively sell SutureMate(R) in Australia, New Zealand, Papua, New Guinea and Fiji. An initial order was placed. Under the terms of the agreement, J&J had no sales quota for the first ninety
(90) days and the parties were to agree by July 1995 as to the sales quota for the remaining term. J&J had a right to terminate this agreement on sixty (60) days notice.

        ISC Group, Medicor Corporation and Johnson & Johnson Medical Pty., Ltd. are not currently distributing Surgical's product. The Company has not actively pursued additional business from these companies since it has placed such business on hold pending further developments in the Company. The Company believes that it can reinstate these agreements and has discussed reinstatement with one of these former distributors which advised that the agreement can be reinstated when adequate inventory is available. However, there can be no assurance that such distribution agreements can be re-activated. Further, since each of these companies distribute many other products, there can be no assurance that they will agree to distribute SutureMate(R) at such time as the Company is ready for such additional distribution. And further, although the Company currently plans to proceed with attempting to re-establish these relationships at such time as the Company has sufficient funding to fully supply the re-engineered SutureMate(R), there can be no assurance that such funding will be available to it.

        In December 1996, the Company entered into an exclusive distribution agreement with Noesis Capital Corporation ("Noesis"), a Florida corporation, for a term of seven (7) years for the European market under which Noesis was to recruit, hire and train European master distributors and distributor/dealer networks throughout the Continent for sales of SutureMate(R). Under the terms of the agreement, the parties were to set minimum annual quantities which had to be sold. The price per unit to Noesis was set at the greater of $1.50 or, in the event of a cost increased to the Company for manufacturing, 150% of the Company's revised cost. Although still technically in force, this contract is not currently active and has been placed on hold by the Company pending further developments, including the availability of the re-designed SutureMate(R) currently being manufactured by Tuthill.

        In July 1997, the Company entered into a distribution agreement with Hospital News of Florida, a Florida corporation ("HNF"). Pursuant to this agreement, HNF was granted the exclusive distributorship of the MediSpecs Rx(TM) eyewear in the State of Florida. SMH was specifically excluded from this agreement. The original agreement was to terminate on December 31, 1997, but could be renewed if the parties so agreed for successive one (1) year periods. The price of each pair of eyewear was set at $19.95 plus $4.95 for shipping and handling. The Company agreed to pay HNF $7.00 for each pair sold and no commission was due to HNF for any subsequent re-orders from an existing customer

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



The agreement required HNF to generate 800 orders by December 1997. HNF was responsible for soliciting, collecting and delivering completed order forms on the form designated by the Company. Although HNF did not achieve its initial quota, the Company elected to extend this arrangement. Hospital News made no sales and is no longer a publication. Morrison has discontinued the manufacturing of this product and is selling off existing inventory. The Company is considering dropping this product line.

        In February 1998, the Company executed a Letter of Intent with United States Surgical Corporation ("U S Surgical"). Pursuant to such letter, U S Surgical stated that, after investigation of the Company, it intends to pursue a joint venture or equity buy-in relationship, subject to due diligence review. Part of such due diligence review was to be observation of the healthcare workers' reactions to the OASiS presentation at the AORN 1998 meeting. The Company granted U S Surgical status as a Charter Sponsor of OASiS and a 33% discount off the proposed retail value of services provided at the AORN meeting. OASiS accounted for over 21% of all leads generated by US Surgical at AORN meeting.

        In July 1998, the parties agreed to terms of under the Short Term Agreement which was executed October 28, 1998. Under the terms of the Short Term Agreement, US Surgical obligated itself to arrange for the installation of ten
(10) OASiS systems in hospital facilities which US Surgical defines as "Centers of Excellence", including initially Harvard and Yale. US Surgical continued to change the centers and Harvard was replaced with Northwestern University Medical Center. Each system includes thirty (30) inservice training modules with US Surgical products. In addition, the Company is permitted to include modules for other manufacturers subject to the approval of US Surgical. Following an initial nine (9) month trial at each of these facilities and subject to satisfactory performance by the system and the technical support group, US Surgical has the right to have additional systems installed in other healthcare facilities nationwide. US Surgical agreed to finance the development and installation of the ten (10) systems. No decision has been made as to which party will pay for the additional installations which US Surgical elects to have installed. In the event the Company is required to pay, additional financing may be required from outside sources, the securing of which cannot be assured. The Company receives a fee in the amount of $36,000 for the initial ten (10) installations during the testing period and a fee in the amount of $108,000 for the balance of a three
(3) year term for such initial installations. In addition, the Company is able to earn profits on the sales of its products through the point-of-sale facility in the OASiS system and from the fees it receives from other device providers and training companies through the use of the inservice modules. Provided US Surgical is not in default in any payment, at the end of the term, they have the option to purchase the OASiS hardware at a price of $8,500 for each Model 1062 unit. Although ten (10) units were to be installed in November 1998, due to a delay caused by the acquisition of US Surgical by Tyco and a strategic decision by them to delay the commencement of the installations until after the holiday season the Company has thus far installed six (6) units in five (5) hospitals. The balance were to be completed in the third quarter of 1999; however, these installations have been merged into the Long Term Agreement.

        On July 30, 1999, the Company entered the Long Term Agreement, a private partner network agreement, with US Surgical. Under the Long Term Agreement, Surgical is to supply up to four hundred (400) OASiS systems to US Surgical under licenses calling for installation in nominated hospitals. Each license is for a term of three (3) years commencing with "substantial installation" of such unit. "Substantial installation" is defined as delivery of the OASiS unit to the hospital and connection to the Internet.

        Under the terms of the Long Term Agreement, US Surgical must license two hundred (200) units within the first year, and subject to certain obligations on the part of Surgical to license units to third parties, must license an additional two hundred (200) units by the end of the second year to third parties. Previously installed units under the October 1998 agreement are counted toward the minimum units required. On August 10, 1999 US Surgical paid Surgical $100,000.00 as an advance for such licenses. The first 200 licenses are $1,500 each and additional licenses are $1,000 each.

        The Long Term Agreement further provides that neither Surgical, nor any third party other than US Surgical, may place OASiS units in any of the "protected departments" of the hospitals, unless it is installed prior to receipt of a purchase order from US Surgical or unless US Surgical does not exercise its right of first refusal after notice from Surgical for such hospital. The Long Term Agreement defines "protected departments" as Operating Room, Labor and Delivery, Emergency Room, Ambulatory/Same Day Surgery / Outpatient, Nuclear Medicine, Intensive Care, Orthopedic / Ortho Casting Room, and Dialysis. US Surgical is required to have each hospital bear the entire risk of loss and damage to any OASiS system except if such is caused by the negligence or wilful misconduct of Surgical. US Surgical must maintain casualty insurance in amounts and with companies acceptable to Surgical on the OASiS units and its related amenities with Surgical as the loss payee. US Surgical may elect to have the OASiS systems installed in hospitals it nominates co- branded with its name. Surgical has the discretion to select the content, related services and in- service products for the OASiS systems installed under this agreement; however, during the term of the agreement, US Surgical is required to pay for and maintain a minimum of one hundred forty (140) product in-services modules in an average of at least 80% of all OASiS systems installed in the United States whether or not covered by this agreement and 100% on those that are covered by the agreement. US Surgical's product-based modules produced by Surgical become the property of US Surgical. Surgical retains the right to display such modules on other OASiS units. All other modules remain the property of Surgical. Surgical receives a fee for production of the modules. If Surgical installs additional OASiS units in a designated hospital, US Surgical receives a 10% commission. Surgical receives a monthly maintenance fee for each unit, of $149, unless paid a year in advance in which case it may be discounted up to 10%.

Methods of Distribution

        Whether or not the Company is successful in raising additional capital (of which there can be no assurance), since Surgical was successful in completing the alliance with US Surgical, the Company intends to provide sales support to such partner. The partner will manage the primary sales functions with the Company acting as an additional resource for sales support. As to the OASiS system, Surgical and its strategic partner will complete a site survey for each customer facility. The Company also will seek additional strategic partners for these functions. Surgical will coordinate the necessary follow-through with the Integration Specialist.

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



        Notwithstanding the US Surgical contract and until such time as the Company establishes alliances with additional strategic partners, Surgical will continue to rely on a significant database and network of consultants, international business contacts, researchers, medical advisors and potential distributors, suppliers and manufacturers for sales of its products. The Company has accumulated over 3,000 sales leads and customer contacts, with a majority being United States based surgeons and operating room technologists. The Company will continue to sell its products direct to hospitals and other medical care providers.

        In addition to sales by U.S. Surgical and distributors, the Company also solicits orders through direct mail sales, trade publications and advertising by targeting specific market groups. Since joining the Company, Mr. Clark has begun an active campaign to establish repeat markets for Surgical's products. Customer follow-up is currently handled by in-house sales staff of which there are five
(5). Orders obtained can be shipped from in-house inventory or warehousing arrangements. The Company has the original SutureMate(R) and MediSpecs Rx(TM) in stock and is finalizing manufacturing, sterilization and inspection procedures for the re-designed SutureMate(R) so that inventory can be established. Customers may return defective merchandise for a full refund, credit or replacement. In recent years, such returns have been insignificant.

Status of Publicly Announced Products and Services

        Based upon feedback from surgeons and operating room technologists since the introduction of SutureMate(R) in 1993, this product has been re-engineered and is currently ready for distribution, subject to the availability of additional funding, of which there can be no assurance. The original SutureMate(R) is available and on the market. The Company is seeking additional distribution channels for this product.

        MediSpecs Rx(TM) currently is available; however, the Company is considering dropping the line due to poor sales.

        Once trials are completed and subject to the availability of additional funding, the Company intends to make final engineering adjustments to Prostasert(TM) and then commence manufacturing for initial market entry in the United States. There is no current timetable for such entry.

        The OASiS system is fully operational at its initial sight at SMH in Sarasota, Florida, at five (5) hospitals under the arrangements with US Surgical and at St. Francis in Trenton, New Jersey. Although the Company expected to complete the balance of the installations under the Short Term Agreement with US Surgical installations in the third quarter 1999, such installations have been merged into the Long Term Agreement. The Company is ready for additional installations at other locations as soon as agreements can be completed. Version
2.0 is being installed at the US Surgical sites and is in final stages of test trials.

        A prototype of IcePak(TM) has been manufactured and the product is expected to enter the market if the required agreements with potential manufacturers/suppliers have been completed and additional funding is available. There is no current timetable for such entry.

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



Competition

        There is intense competition in the markets in which the Company engages in business. However, the Company believes that there is relatively little competition for its products at this time.

        Notwithstanding its innovative product line, there are many major companies which could compete with the Company due to their size and market share in the medical products area. These include such companies as U S Surgical, Ethicon, Inc. ("Ethicon"), a Johnson & Johnson subsidiary and Sherwood-Davis & Geck, a division of American Home Products Corporation, all of which have a wider range of other medical products and dominate much of the markets for these other products. These companies focus on sutures and related suturing devices. Traditionally such companies have not focused on safety related products but they are now modifying the design of some sutures to reduce needlesticks. Several medical products firms, including Johnson & Johnson and Graphics Controls, Inc. ("Graphics Control") have operations in the surgical safety product niche. Graphics Control sells approximately 50% of all safety devices to the medical industry. The Company believes that these major companies will continue their efforts to develop and market competitive devices. It is for this reason that the Company has sought to align itself with a strategic partner and has entered into the Long Term Agreement with US Surgical.

        A major purveyor of safety devices is Devon Industries ("Devon") which commands about 75% of this market. Devon's product line includes approximately one hundred "me-too" type products; that is products designed to copy or which copy products already in the market. Specialized Health Products International, Inc. ("SHPI") designs and develops products to minimize the risk of accidental needlesticks in order to reduce the spread of bloodborne diseases in heathcare workers. SHPI's strategy is to become a single source provider for needle protection devices. Many other device companies market these same products with only slight variations. However, the Company believes that one of the major pitfalls with these types of companies is that they have no distinctive new product concepts to distinguish themselves from other companies in their industry. The Company believes that its product line does distinguish Surgical from other medical device providers. For example: (1) SutureMate(R) is the only device of its kind which allows for one-handed suturing and its tent-like configuration, combined with the adhesive backing and the hidden cutting device, separates it from all competitive products; and (2) MediSpecs Rx(TM) is the only low-cost, ultra-light prescriptive eyewear specifically designed to protect against splashing blood and bodily fluids.

        There is intense competition in sales of products for use in gynocological, spinal, vascular, cardiovascular, interventional cardiology, breast biopsy, urologic, orthopedic and oncological procedures. A broad range of companies presently offer products or are developing products for the use in such procedures. Many of these companies have significantly greater capital than the Company and are expected to devote substantial resources to the development of newer technologies which would be competitive with products which the Company may offer. There are also a number of smaller companies which offer such products which present additional competition.

        Many of the large chemical companies market solvents that are claimed to be useful as a barrier protection to bloodborne pathogen infection. Some of these companies are being scrutinized by the FDA because of a lack of proper clinical research and statistics to substantiate barrier effectiveness.

        The market for products for minimally invasive surgery is highly competitive. The Company believes if it enters this market that it could gain a significant share of the market as the result of its innovative efforts and superior products. This is principally due to the Company's involvement with Dr. Saye and the ALTC which is currently training surgeons in advanced laparoscopic surgery since it is felt that if the Company develops a suitable product, it could be incorporated into this training program. Ethicon, through a division known as Ethicon Endo-Surgery, markets a line of endoscopic instruments directly competitive with the Company's contemplated products and this company would be Surgical's principal competitor in minimally invasive surgery. Ethicon Endo-Surgery has an agreement with Dr. Saye. However, Dr. Saye's agreement with the Company specifically provides that it will not compete with the Ethicon agreement. Dr. Saye's agreement with Ethicon calls for him to travel to various sites to conduct seminars and to provide teaching services for physicians. His agreement with Surgical conveys to Surgical the right to market his Advanced Laparoscopy Trauma Center database. Therefore it is believed that the two arrangements do not compete. The Company understands that Ethicon devotes considerable resources to research and development and sales efforts in this field. Numerous other companies manufacture and distribute single use endoscopic instruments. In addition, Richard Wolf Medical Instruments Corp. (a subsidiary of Richard Wolf, GmbH) and Karl Storz Endoscopy-America, Inc. (a subsidiary of Karl Storz, GmbH), would compete directly with the Company in this area.

        Surgical faces competition in its data service line by a system developed by the University of Virginia and promoted by the International Healthcare Worker Safety Center. Designated EpiNet, this is a single system designed to track and report bloodborne pathogen exposures in the healthcare setting. It is installed in approximately seventy (70) healthcare facilities; however, Company research indicates that EpiNet is actually used in only a fraction of those facilities. This research was assembled by interviewing healthcare workers who were users of the system at the American College of Surgeons annual meeting and by interviews with members of the Medical Advisory Panel who are familiar with the system. This system has been analyzed by infection and systems control experts and has been found to be "non-user friendly". That is because it is a DOS based systems which requires a sophisticated user, it is limited to bloodborne pathogen programs and content, it requires keyboard interface and is research based rather than user information based. Although this system has been available for several years, it has not achieved large market acceptance most likely because of the characteristics which make it "non-user friendly". The Company is encouraged by the fact that EpiNet has been installed in so many facilities as evidence that computer aided reporting and services are desired by the healthcare community and notwithstanding EpiNet's failure to gain large market acceptance, believes that the Company's OASiS system could find greater acceptance because of its ease of use due to the touch access concept and the broader availability of information which OASiS can provide on site.


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



        There are approximately two hundred (200) companies with at least some products designed to facilitate healthcare training. With a technology shift toward computer based training ("CBT"), this market is undergoing some redefinition. Certain companies are shifting from a VCR/booklet format to multimedia applications. Other companies are new and were formed specifically to develop CBT programs for healthcare training. The Company believes that these competitors are relying upon the healthcare facility to provide the delivery system, a personal computer, for such training programs. The Company believes that OASiS, which offers a complete system, software and hardware, in a touch access format, will have greater market attraction.

        The  Company's  principal  methods of competing are the  development  of
innovative  products,   the  performance  and  breadth  of  its  products,   its
technically trained sales force, and its educational services, including sponsorship of training programs. Most of the Company's potential major competitors have greater financial resources than the Company. Some of its potential competitors, particularly Ethicon, have engaged in substantial price discounting and other significant efforts to gain market share, including bundled contracts for a wide variety of healthcare products with group purchasing organizations. In the current healthcare environment, cost containment has become a significant factor in purchasing decisions by hospitals. Additional cost effectiveness was one of the principle factors in the redesign of SutureMate(R) and a principle consideration in the lease pricing structure for OASiS.

        Surgical's sales force is being trained on an ongoing basis to focus on healthcare worker safety issues. In the ten (10) years prior to joining the Company, its President, Mr. Clark, was instrumental in assisting three (3) companies in establishing sales organizations within the healthcare industry. He has recruited, trained and supervised these sales organizations. For these reasons, the Company believes that it has the management expertise to have its sales force distinguish itself from the competition. More specifically, the Company is developing a clear and concise understanding of the inherent safety risks associated with the healthcare worker's everyday work place. This understanding is accomplished through its personnel which has extensive experience in the healthcare industry, medical expertise, engineering capabilities, communications skills with customers, as well as an understanding of the medical marketplace and a variety of manufacturing practices. The Company believes that the end result is that it is able to provide the customer with a unique product or service specifically developed with individualized safety and utility in mind, while providing that product or service to the customer so that its value exceeds its cost.

        One of the biggest attractions to the Company of a strategic alliance with US Surgical is the fact that U S Surgical collaborates with some of the most prestigious academic medical centers in the world to establish Centers of Excellence for training in many diverse disciplines. These centers are devoted to teaching residents and surgeons in the use of new instrumentation, developing new technologies, conducting preclinical trials and other research projects. Under the terms of the joint venture between the Company and U S Surgical, the OASiS system was to be installed in a total of ten (10) of these Centers of Excellence for an initial nine (9) month trial period. Although such trials have not been completed, U S Surgical has entered into an additional agreement for 200 units and a potential of 200 more. In today's managed care environment, these multi-center installations are expected to bring into sharper focus the cost benefits of a wide range of the Company's products.

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




        The Company believes that the advantages of its various products and its customer assistance programs will continue to provide the best value to its customers. However, there is considerable competition in the industry and no assurance can be given as to the Company's competitive position. The impact of competition will likely have an effect on sales volumes and on prices charged by the Company. In addition, increased cost consciousness has revived competition from reusable instruments to some extent. The Company believes that single use instruments are safer and more cost efficient for hospitals and the healthcare system than reusable instruments, but it cannot predict the extent to which reusable instruments will competitively impact the Company. The Company also offers semi-disposable instruments, components of which may be reused a certain number of times, to respond to the preferences of its customers.

        Current and future customers were interviewed at major medical organization exhibits. Overall statistics indicate that 50% of vascular, thoracic and general surgeons found the Compliance Plus products to be useful, safe and potentially cost effective. OB/GYN's urologists and plastic surgeons gave a 90% favorable evaluations, while over 90% of surgical technologists gave "high" to "very high" ratings to SutureMate(R) and MediSpecs Rx(TM). The Company believes that it has chosen a developing market with no well-established industry leaders at this time. Further it believes that its products are unique and that by maintaining a relatively narrow market focus, combined with technical expertise, that it can achieve rapid growth. (See Part I, Item 1. "Description of Business (b) Business of the Issuer - Risk Factors.")

Sources and Availability of Raw Materials

        Raw materials necessary for the hardware requirements of the OASiS system are available from numerous third-party OEM's. The software integrated into the assembled system is proprietary to the Company.

        Raw materials necessary for the manufacturer of parts, components and packaging supplies for all of the Company's products manufactured by the Medical Products Division are readily available from numerous third-party suppliers.

        The Company does not rely on any principal suppliers for any of its raw materials. However, with regard to MediSpecs Rx(TM), the Company entered into a manufacturing agreement with Morrison, the initial term of which expires in September 2000 and, with regard to SutureMate(R), the Company has received a price quotation from Tuthill for the manufacture of the redesigned SutureMate(R). (See Part I, Item 1. "Description of Business - (b) Business of the Issuer - Risk Factors.")

Dependence on Major Customers

        At the current time, Surgical is reliant upon a few major customers for several of its products. For the fiscal year ending December 31, 1997, the Company derived approximately 99% of its revenue from sales of its OASiS to SMH. For fiscal year ending December 31, 1998, the Company derived approximately 93% of its revenue from technical services it provided to US Surgical during a medical products convention. (See Part I, Item 1. "Description of Business - (b) Business of the Issuer - Risk Factors.")

     With regard to the OASiS system, the Company is reliant upon its agreement for the installation at SMH, its agreements with US Surgical for sales revenues and further exploitation of the system, its arrangement with Rockford for the financing of the leasing to facilities and its arrangement with Ad-vantagenet for completion of the Version 2.0 software.

     SutureMate(R)  sales  are  currently   principally  reliant  upon  in-house
distribution and reestablishment of various distribution arrangements for generating revenues for this product.

     Due to the failure of the sales efforts by Hospital News of Florida, the Company is reliant on in-house sales efforts for it MediSpecs Rx(TM) product line and is considering dropping the line due to poor sales.

     Subject to the availability of additional funding, of which there can be no assurance, the Company believes that it can increase its customer base so that the loss of any one client will not adversely impact upon the financial condition of Surgical.

Research and Development

     The Company believes that research and development is an important factor in its future growth. The Company has engaged in extensive product research and development. The Company's research and development group (currently consisting of three (3) persons) has at least four (4) additional products for the medical and healthcare community, all of which are in various stages of development, from prototype to patent. The Company has in the past, and subject to the availability of additional funding may devote a substantial amount of time to the research and development of products within distinct product lines. Substantially all of the products in research and development have been designed, drawn, had preliminary market research conducted and have been submitted for review to the Company's patent counsel.

     As a natural by-product of an active research and development department, some product concepts have been generated which do not fit the Company's chosen focus. Several surgical and obstetrical devices have been designed and either will be licensed or sold outright to appropriate corporate entities.

Patents, Copyrights and Trademarks

     Patents are significant to the conduct of the Company's business. The Company owns four (4) patents on two (2) products. Dr. Swor was the inventor who originally secured the patents which he later assigned to the Company in exchange for stock. (See Part II, Item 7. "Certain Relationships and Related Transactions.")

     The Company's first medical device patent is United States Patent No. 4,969,893, issued on November 13, 1990 for SutureMate(R), The patent was filed on June 16, 1989 and covers a unique surgical suturing device for its suture cutting and needle rest utility. Additional patents (U. S. Patent No.'s Des. 353,672 and 5,385,569) were issued on December 20, 1994 and January 31, 1995 and both were filed on May 21, 1993. The additional patents are for surgical accessories to SutureMate(R) for both design and utility. Patents number 4969893 and 353,672 are for a term of seventeen (17) years from the issuance date; while patent number 5,385,569 is for a term of fourteen (14) years from the issuance date.

     Prostasert(TM) is the Company's second medical device on which a patent was issued. This patent, United States Patent No. 5,364,375, was issued on November 15, 1994 and filed on September 24, 1993. The patent covers a unique device designed to introduce and maintain a precise amount of pharmaceutical material to the uterine cervix and upper vagina. This patent is for a term of seventeen
(17) years from the issuance date.

     The Company filed a Section 501(k) notification of intent to market SutureMate(R) with the FDA. On May 19, 1998, the Company was granted permission by the FDA to market this device. Prostasert(TM) was listed with the FDA under its original name, LaborMate on June 2, 1994. No FDA clearance was required because the components were all FDA approved prior to assembly in the Prostasert(TM) format.

     On June 1, 1998, the Company filed for two (2) patents on the OASiS system which includes propriety aspects of the software, algorithms and reports, as well as the inservice training modules which are owned by the Company. Neither of these patents have been issued to date.

     The Company currently has the rights to several new product concepts in various stages of development. These products are surgical and obstetrical devices for which patent protection is in progress or will be initiated in the near future.

     The patents held by the Company have  expiration  dates  ranging from eight
(8) to thirteen (13) years.

     The Company has an extensive library of copyrighted educational and training material related to occupational safety and surgical techniques. These include the Surgical Safety Manual published in 1994, which was revised in 1996.

     The Company filed on July 1, 1993 for trademark registration with the United States Patent and Trademark Office for SutureMate(R). This trademark was registered on April 5, 1994.

     The Company applied for trademark registration on the Compliance Plus on December 6,1996. It was published for opposition on June 23, 1998. The Company received an opposition and decided to withdraw its application.

        The Company applied for trademark registration for the OASiS Touch Access Information on April 29, 1998 and the examination of this application is pending.

        The Company applied for trademark registration for TouchPort and VirtualTouch Reality on November 16, 1998. Examination of these applications are pending.

        The Company is not a party to any actions claiming patent infringement of any of its products.


Governmental Regulation

FDA Approval

        Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of the Company's proposed products and services and in its ongoing research and product development activities. It is anticipated that virtually all of the products developed by the Company's Medical Products Division will require regulatory approval by governmental agencies prior to commercialization.

        It is expected that many of the Company's products, as presently contemplated, will be regulated as medical devices. Prior to entering commercial distribution, all medical devices must undergo FDA review under one or two basic review procedures: a Section 510(K) premarket notification ("510(K)") or a premarket approval application ("PMA").

        A 510(K) notification is generally a relatively straightforward filing submitted to demonstrate that the device in question is "substantially equivalent" to another legally marketed device. The term "substantially equivalent" for 501(K) purposes does not mean that a product is not unique. Rather it means that a product can be categorized with existing products for sterilization and safety purposes. Pursuant to 21 C.F.R. 807.100(b), the "FDA will determine that a device is substantially equivalent to a predicate device using the following criteria: (1) [t]he device has the same intended use as the predicate device; and (2) [t]he device: (i) [h]as the same technological characteristics as the predicate device; or (ii)(A) [h]as different technological characteristics, such as a significant change in the materials, design, energy source, or other features of the device from those of the predicate device; (B) [t]he data submitted establishes that the device is substantially equivalent to the predicate device and contains information, including clinical data if deemed necessary by the Commissioner, that demonstrates that the device is as safe and as effective as a legally marketed device; and (C) [d]oes not raise different questions of safety and effectiveness than the predicate device." Approval under this procedure is typically granted within ninety (90) days if the product qualifies, however, this procedure may take longer.

        When the product does not qualify for approval under the 510(K) procedure, the manufacturer must file a PMA which shows that the product is safe and effective based on extensive clinical testing among several diverse testing sites and population groups, and shows acceptable sensitivity and specificity.

This requires much more extensive prefiling testing than does the 510(K) procedure and involves a significantly longer FDA review after the date of filing.

        In the past, the Company's products have been cleared by the FDA under the 501(K) expedited form of pre-market review or have not required FDA approval. While the industry had for several years experienced lengthy delays in the FDA approval process, more recently, the timeliness of the FDA's review has improved. Timely product approval is important to the Company's maintaining and/or obtaining a technological competitive advantage. Other than FDA product approval waiting periods, the Company has not encountered any other unusual regulatory impediments to the introduction of new products.

         To the extent the Company develops products for use in more advanced surgical procedures, the regulatory process may be more complex and time consuming. Some of the Company's potential future products may require lengthy human clinical trials and the PMA application relating to class III medical devices. The Company has no reason to believe that it will not be able to obtain regulatory approval for its products, to the extent efficacy, safety and other standards can be demonstrated, but the lengthy approval process will require additional capital (of which there is no assurance that the Company will be able to secure), risk of entry by competitors and risk of changes in the marketplace prior to market approvals being obtained.

        Overseas, the degree of government regulation affecting the Company varies considerably among countries, ranging from stringent testing and approval procedures in certain locations to simple registration procedures in others, while in some countries there is virtually no regulation of the sale of the Company's products. In the past, when the Company had active foreign distribution agreements, it had not encountered material delays or unusual regulatory impediments in marketing its products internationally. Establishment of uniform regulations for European Economic Area nations took place on January 1, 1995. The new regulations subject the Company to a single regulatory scheme for all of the participating countries. Once the Company's domestic channels are satisfied, Surgical will commence its program for meeting regulatory requirements internationally. The Company expects that it will be able to market its products in Europe with a single registration applicable to all participating countries. The Company also is establishing procedures to respond to various local regulatory requirements existing in all other international markets in which it intends to market its products should adequate financing be available.

        By letter dated May 19, 1993, the Company received notifications from the FDA that the 510(K) notification of intent to market device related to SutureMate(R) had been received and reviewed, and the FDA had determined that the device was substantially equivalent to the devices marketed in interstate commerce prior to May 28, 1976. The receipt of this letter allowed the Company to immediately begin marketing and selling SutureMate(R). The Prostasert device was listed with the FDA on June 2, 1994 under its original name, LaborMate.

OSHA Mandatory Reporting of Illness and Injury

        Federal rules administered by the OSHA require healthcare workers to report if they have been accidentally stuck with a needle previously used by a patient, or splashed by blood or bodily fluids.

        On February 11, 1997, in the Federal Register, OSHA issued a final rule, effective March 13, 1997, that amended the Occupational Injury and Illness Reporting Regulation (29 CFR Part 1904) established in 1971. Under the 1971 regulation, employers were required to collect and maintain injury and illness data and have it available for OSHA to examine when they came on site for an inspection. It was determined that OSHA needed a separate provision for collection of data by mail.

        The final rule requires, employers, upon request, to report to OSHA their illness and injury data, in addition to the number of workers and the number of hours worked in a designated period. It establishes a mechanism for OSHA to conduct an annual survey of ten (10) or more employers by mail or other remote transmittal. The specific request may come directly from OSHA or its designee, e.g., the National Institute of Occupational Safety and Health ("NIOSH").

        The rule was finalized since OSHA believed that this comprehensive data on worker injury and illness would provide more reliable data suited to OSHA's needs than any other available source. The data also is planned to provide information to target OSHA activities, including workplace inspections; to evaluate the effectiveness of educational programs; and to determine the need for additional standards.

        Under the finalized rule, employers have thirty (30) days to submit their data after the request is received. Regulations set forth the type of information which needs to be collected. Much of the initial injury and illness information reported was taken from records which employers already were required to create, maintain, and post.

        The finalized rule provides an additional incentive for healthcare facilities to implement worker safety and health programs and to provide the necessary safety equipment and supplies to reduce the risk of occupational illness and injuries. Those healthcare facilities which have good health and safety programs will likely benefit from this rule.

        OSHA also initiated a number of partnerships with other federal and national organizations in an effort to reduce the increasing number of occupational illnesses and injuries among workers. This effort was prompted, in part, by OSHA's inability to inspect and enforce worker safety in the approximately five million (5,000,000) work sites in the United States and to collect accurate worker injury and illness data to assist in targeting the approximately 8,000 annual inspections in the face of continuing shrinking budgets.

        In August 1996, OSHA and the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") announced a three-year partnership to reduce the increasing number of healthcare worker-related illnesses and injuries. The announced goal of this partnership is to foster improvement in the management of safety and health issues in healthcare organizations. The result is that healthcare organizations face an additional authority testing OSHA compliance.

        This partnership does not transfer any authority for enforcement of OSHA standards to JCAHO. Rather, JCAHO continues to survey a healthcare organization's performance against JCAHO's standards. JCAHO surveyors monitor how compliance with JCAHO meshes with OSHA's expectations related to heath and safety of employees. When deficiencies are identified, the JCAHO surveyor provides guidance and educational materials.

        A specific recommendation based on a JCAHO standard can be made only when an OSHA citation has already been issued and the healthcare organization has failed to take corrective action to clear the citation. If an immediate threat to a worker's safety is found during a survey, the facility is cited by JCAHO under their application standards. A determination is made regarding the organization receiving conditional accreditation status in accordance with JCAHO policies and procedures.

        Most hazards to workers in healthcare organizations that have been identified by both OSHA and JCAHO resulted from injuries and illness related to patient handling; exposures to bloodborne pathogens, tuberculosis, hazardous drugs and anesthetic gases; workplace violence; and fire and electrical hazards.

        Example of JCAHO requirements that are linked to OSHA standards for worker safety include many of the components of the Environment of Care Standards (safety, hazardous material and waste, emergency preparedness, life safety, medical equipment, utility systems) and the Infection Control Standards. The 1997 JCAHO Accreditation Manual for hospitals includes a number of OSHA-related examples of implementation of JCAHO standards to assist healthcare organizations with compliance.

        Healthcare organizations are able to demonstrate compliance with JCAHO standards by advising the surveyors how they meet both OSHA and JCAHO requirements and by showing them OSHA documents and reports such as the OSHA 200 log of occupational illness and injury, lockout/tag-out procedures, bloodborne pathogen exposure control plans and records of Hepatitis B vaccination among workers exposed to blood and body fluids.

        In August 1996, OSHA also announced a seven-state initiative to protect workers in nursing homes and personal care facilities, one of the nation's largest growing industries. The seven states include Florida, Illinois, Massachusetts, Missouri, New York, Ohio and Pennsylvania. Nationwide there are
1.6 million nursing home workers in more than 21,000 facilities. It is anticipated that by the year 2005, the nursing home and personal care facilities will be one of the largest industries in the United States. Potential nursing home hazards include back injuries from incorrect and/or strenuous lifting of residents, slips and falls, workplace violence and risks from bloodborne pathogens, tuberculosis and other infectious diseases.

State and Local Licensing Requirements

        Other than the governmental regulatory schemes listed above, the Company is not subject to any other state or local regulations which apply to the operation and business of the Company.

Effect of Probable Governmental Regulation on the Business

        The Company is not currently engaged in the development of any product which would be categorized as therapeutic. Under the current regulatory scheme, in the event any product of the Company were defined as therapeutic, then such therapeutic product will be subject to regulation by the FDA and will require FDA approval before it may be commercially marketed for human therapeutic use in the United States. The Company believes that any therapeutic products to be developed by it will be regulated either as biological products or as new drugs. New drugs are subject to regulation under the Federal Food, Drug, and Cosmetic Act (the "FFDC Act"), and biological products, in addition to being subject to certain provisions of the FFDC Act, are regulated under the Public Health Service Act. Both statutes and the regulations promulgated thereunder govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, recordkeeping, advertising and other promotional practices involving biologics or new drugs as the case may be. FDA approval or other clearances must be obtained before clinical testing, and before manufacturing and marketing, of biologics or other products. At the FDA, the Center for Biological Evaluation and Research ("CBER") is responsible for the regulation of new biologics and the Center for Drug Evaluation and Research ("CDER") is responsible for the regulation of new drugs.

        Obtaining FDA approval for therapeutic products has historically been a costly and time consuming process. Generally, in order to gain approval from the FDA, a developer first must conduct preclinical studies in the laboratory and in animal model systems to gain preliminary information on a product's efficacy and to identify any major safety problem. The results of these studies are submitted as part of an Investigational New Drug ("IND") application, which the FDA must review before human clinical trials of an investigational drug can start. The IND application includes a detailed description of the clinical investigations to be undertaken.

        In order to commercialize any therapeutic products, the Company would be required to prepare and to file an IND application. It must act as the sponsor of product testing and will be responsible for planning, initiating and monitoring human clinical studies which must be adequate to demonstrate safety and efficacy. The Company will be responsible for selecting well-trained physicians as clinical investigators to supervise the administration and evaluation of new products. The Company, however will bear the responsibility for monitoring the studies to ensure that they are conducted in accordance with the general investigational plan and protocols contained in the IND. Human clinical trials are normally done in three phases. Phase I trials, which are concerned primarily with the safety and preliminary effectiveness of the drug, involve fewer than 100 subjects, and may take from six months to over a year. Phase II trials normally involve a few hundred patients and are designed primarily to demonstrate effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short-term side effects and risks in people whose health is impaired may also be examined. Phase III trials are expanded clinical trials with larger numbers of patients which are intended to gather the additional information on safety and effectiveness needed to clarify the drug's benefit-risk relationship, discover less common side effects and adverse reactions, and generate information for proper dosage and labeling of the drug. Human clinical trials generally take four to six years, but may take longer, to complete.

        The FDA receives reports on the progress of each phase of human clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. There can be no assurance as to the length of the clinical trial period or the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety, efficacy, and potency of the products. In addition, it is uncertain that the clinical data generated in these studies will be acceptable to the FDA to support marketing approval.

        After completion of clinical trials of a new therapeutic product, FDA marketing approval must be obtained. If the product is regulated as a new biologic, CBER will require the submission and approval of both a Product License Application ("PLA") and an Establishment License Application ("ELA") before allowing commercial marketing of the biologic. If the product is classified as a new drug, the Company must file a New Drug Application ("NDA") with CDER and receive approval before commercial marketing of the drug. The NDA or PLA must include results of product development, preclinical studies and clinical trials. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. NDA's and PLA's submitted to the FDA can take, on average, two years to receive approval. If questions arise during the FDA review process, approval can take longer. Notwithstanding the submission of relevant data, the FDA may ultimately decide that the NDA or PLA does not satisfy its regulatory criteria for approval and require additional clinical studies. Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

        Other than the government regulations previously discussed with reference to FDA and OSHA, the Company does not believe that there are any other effects from probable government regulation, including state or local laws, on the business.

Cost of Research and Development

        For fiscal years 1997 and 1998, the Company expended $113,740 and $34,536 of its revenues, respectively, on research and development. These expenditures represented 44.5% and 81.5%, respectively, of the total revenues of the Company for such fiscal years. The principal decrease in the cost of research and development for fiscal 1998 from 1997 was the reduction in cost, time and expenses incurred through the use of Ad-Vantagenet as opposed to MediaWorks for the enhancement of the OASiS system and the completion of Version 2.0.

        At the current time, none of the costs associates with research and development are bourne directly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws


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



        The Company's business also could be subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control, including the Occupational Safety and Health Act, the Environmental Protection Act, and Toxic Substance Control Act. In 1992, the United States Congress expressed increasing interest in the issues of sharp injuries. The House Subcommittee on Regulation held hearings regarding needlestick injuries and the implementation of mandated guidelines on safer medical devices. However, the Company is unaware of any bills currently pending in Congress on this issue. The Company believes that it is in material compliance with the current and other applicable laws and that its continual compliance therewith will not have a material adverse effect on its business.

Employees and Consultants

        As of December 31, 1998, the Company employed seven (7) persons, under its arrangement with Staff, on a full time basis, including personnel added in 1998 to perform sales and marketing functions. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent.

        In October 1996, the Company entered into a staff/client leasing agreement whereby Staff leases all existing and new employees to the Company. The initial term of the agreement was for one (1) year. The agreement is automatically renewable on a monthly basis until renewed for a fixed term or terminated. The agreement remains open on a monthly basis. All of the persons described herein to be employees of the Company are covered by this agreement, since Staff and the Company treat these employees as co-employees.

        Staff is licensed by the Florida Department of Business Regulation as an Employee Leasing Company. Under the Florida Employee Leasing Licensing Act of 1991 (the "Florida Licensing Act"), not only must the employee leasing company be licensed but their controlling persons must be as well. The Florida Licensing Act mandates reporting requirements, allocates several employer responsibilities and requires the payment of an annual licensing fee based upon gross payroll amounts. The Florida Licensing Act also requires employee leasing companies such as Staff to: (i) reserve the right of direction and control over leased employees, (ii) enter into written agreements with their clients, (iii) pay wages to leased employees, (iv) pay and collect payroll taxes, (v) maintain authority to hire, terminate, discipline and reassign employees, and (vi)
reserve the right to direct and control the management of safety, risk and hazard control at the worksite, including the right to perform safety inspections, to promulgate and administer employment and safety policies, and to manage Workers' Compensation claims, claims filings, and related procedures. A recently enacted statutory provision allows employee leasing companies to eliminate certain liability for acts of the employees who are under the actual control of their client by assigning such actual control to the client.

        Under the terms of the written agreement between Staff and the Company, Staff pays the employees, collects and pays the payroll taxes, maintains the authority to hire, terminate, discipline and reassign employees and reserves the right to direct and control the employee, except for those acts which have been specifically assigned pursuant to the amendment executed in September 1999.

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     On March 30, 1998,  the Company  entered into a Consulting  Agreement  with
Stockstowatch   whereby  Stockstowatch  agreed  to  provide  investor  relations services as a media consultant to the Company in exchange for issuance of 300,000 share of the Company's Common Stock. The agreement was for a term of six
(6) months which was renewable at the option of the Company for an additional six (6) months. The services were provided on a non-exclusive basis since Stockstowatch is in the business of providing such services to companies. After an initial due diligence period, Stockstowatch was responsible for all costs associated with providing the services required under the agreement. The SEC brought an action against Stockstowatch alleging that they violated the anti-fraud and anti-touting provisions of the federal securities laws with reference to the shares which it received from the Company for services. No allegations have been made that the Company acted improperly with regard to the alleged charges. The Company has terminated its dealing with this firm. (See
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities.")

     On June 30, 1998, the Company executed a letter of intent with Ad-vantagenet. Under the terms of the letter of intent, Ad-vantagenet assisted in the creation of version 2.0 OASiS software, including creating the art and graphics. Version 2.0 is designed to allow for more dynamic features on the system including instant updates, information-gathering and editing features. The Company chose Ad-vantagenet to complete Version 2.0 after unsatisfactory results were achieved by Gambit, Inc., d/b/a MediaWorks. The functions Ad-vantagenet is currently incorporating into Version 2.0 include features which had been requested of MediaWorks but were not provided. The total projected cost of the Ad-vantagenet project is one-fourth of the cost which MediaWorks projected. The Company was in litigation with MediaWorks over the termination of their agreement. (See Part II, Item 2. "Legal Proceedings.") Subject to the successful completion of the letter of intent project with Ad-vantagenet, the Company intends to enter into a more structured, long-term agreement for further OASiS development with Ad-vantagenet or similar company.

     In October 1998, the Company entered into an agreement with T.T. Communications, Inc. to provide investor relations services for the Company. T.T. Communications, Inc.'s function is to contact investment and media people throughout the United States and to participate in the preparation of communication packages including annual and quarterly reports, news and press releases and publicity and corporate profiles. The initial agreement was for a period of three (3) months for which T.T. Communications, Inc. received $2,000 per month and reimbursement of out of pocket expenses. In addition, T.T. Communications, Inc. was granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.50. In the event T. T. Communications, Inc. introduces the Company to a suitable financing source, they will be compensated by a cash finder's fee equal to 1.5% on the initial financing and .75% on any subsequent financing. The agreement is cancelable by either party with 30 days written notice. The Company continues to use T.T. Communications, Inc. on a month to month basis.

     In April, 1999, the Company executed a Consulting and Assistance Agreement with Koritz Group LLC, a Connecticut limited liability company ("Koritz"). The company exercised its right to cancel the agreement on July 30, 1999. Under the terms of this agreement, Koritz was engaged to identify sources of capital or

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potential business relationships and to assist the Company in (i) raising equity or debt financing in the amount of $15,000,000 (ii) arranging for trade financing for production, sale, lease, rental or other disposal of the Company's products; and (iii) arranging for the sale, merger, or consolidation of the Company or for joint ventures or strategic alliances with other appropriate business. This agreement was non-exclusive. In the event Koritz was successful, the Company was to pay compensation to Koritz equal to 2.5% for any trade financing and 10% of the value of each business arrangement. In the event Investment Financing was secured, the Company was to pay compensation equal to 10% for any investment financing to the person or entity placing such investment; provided such person or entity was qualified to receive such compensation in the state of residence of the investor. The Company was free to reject any offered financing or arrangements; however, in the event that the Company entered any arrangement within 180 days of its written rejection, on terms less favorable to the Company, Koritz was to receive a flat fee of $100,000. In addition to the cash compensation, in the event the Company secured investment financing, then the qualified, placing person or entity was to receive warrants to purchase the Company's Common Stock exercisable for 36 months after the closing at the same price as the investment financing source received, the number of which warrants would be equal to the amount of the
financing   divided  by  the  exercise   price.   Such  warrants  were  to  have
anti-dilution and piggyback registration rights. In the event the Company "shopped" any offer of financing presented to it to other potential sources and accepted such other financing, the Koritz was entitled to a success fee. Koritz was to be reimbursed pre-approved disbursements and expenses. The agreement provided for confidentiality and cross-indemnification . The agreement was subject to cancellation by either party with five (5) days written notice. It was under this provision that the Company terminated this agreement on July 30,1999. Any disputes under the agreement were required to be submitted to arbitration, with costs payable by the losing party.

        In April 1999, the Company entered into an agreement with KJS to provide consulting services. The agreement is on a non-exclusive basis and has no defined term. The agreement provides for such services to be performed in two phases. Under phase one, KJS is to assist in the development of a comprehensive business plan and assist the Company in positioning such plan with the capital markets with a view towards finding potential business combinations, mergers and compressed time tables for the Company's business strategy. The estimated cost of this phase is $5,000. Under phase two, KJS is to identify appropriate financial institutions and distribute the plan, analyze the initial feedback, arrange meetings, evaluate all proposals, provide management with each proposal and assist in the negotiations. Upon execution, the Company was required to commit to pay a $5,000 retainer to cover the estimated phase one costs. KJS agreed to accept 7,000 shares of the Company's common stock valued at the current bid price of $.50 as part of such retainer and with the balance of $1,500 to be paid in cash at such time as KJS introduces the Company to five institutional funding sources. Phase two compensation will be paid in the form of common stock equal to 1.5% of the funds raised from the capital markets in the form of a spin-off of the OASiS division and 10% of any mezzanine financing from any source introduced by KJS. (See Part I, Item 7. "Certain Relationships and Related Transactions."; and Part II, Item 4. "Recent Sales of Unregistered Securities.")


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        In April 1999,  the Company  issued  2,000  shares each to David Utz and
Robert Wingate, two consultants of the Company, in lieu of cash, for services relating to their production of a CD-Rom disc to be used promote OASiS in lieu of cash. Such 4000 shares were valued at $2,250 which was based upon the closing price for the shares on the dates the services were dut to be paid. Such offering was made in reliance to Section 4(2) of the Act and Rule 506. (See Part I, Item 7. "Certain Relationships and Related Transactions."; and Part II, Item
4. "Recent Sales of Unregistered Securities.")

        In May 1999, the Company entered into an agreement with Ten Peaks to pay a finder's fee for successfully securing specifically defined financing for the Company. Such financing included finding a strategic partner and/or financial partner who secures equity in the Company or a stake in future revenues. Ten Peaks was to provide advice on long-term business, financial and strategic decisions. The term of the agreement was for three (3) months from the execution date and it expired on August 13, 1999. Upon execution of the agreement, the Company was required to commit to pay a retainer of $4,000 to cover all anticipated out of pocket expenses during the term. Ten Peaks agreed to accept 6,000 shares of the Company's common stock in lieu of such retainer provided such stock had a fair market value as reported on Bloomberg, LLP on the date of execution of not less than $.66. In the event the Company's shares were trading for less, the difference between $4,000 and the value of the shares was to be paid in cash. In the event the Company receives gross proceeds of up to $2,000,000, Although obligated to issue such shares, the Company does not intend to deliver them to Ten Peaks since the Company believes that Ten Peaks failed to perform as agreed. Ten Peaks was to receive an amount equal to 5% of such proceeds in the form of cash, equity or some combination thereof. Thereafter, Ten Peaks was to receive a sliding scale equal to 4% of the next million, 3% of the fourth million, 2% of the fifth million and 1% for each additional million. In the event the Company entered into a transaction as a result of this agreement, it was to enter into a consulting agreement with Ten Peaks for a term of six months under which Ten Peaks was receive $5,000 in cash or equity. (See
Part I, Item 7. "Certain Relationships and Related Transactions.";  and Part II,
Item 4. "Recent Sales of Unregistered Securities.")

        Other than the commitments relative to the initial retainers, no other payments have been made to either KJS or Ten Peaks. Since execution of the KJS agreement the Company has been advised that fees and commissions related to transactions in securities may only be paid to those legally qualified to receive such payments in accordance with regulations under Federal and state securities laws. The Company is in the process of modifying this agreement such that only appropriate payments will be made in the event of placement of any equity in the Company from sources identified by KJS. The Ten Peaks agreement expired without any additional payments.

Facilities

        The Company maintains its executive offices at 2018 Oak Terrace, Sarasota, Florida 34231. Its telephone number is (941) 927-7874 and its facsimile number is (941) 925-0515.

        The Company leases 3500 square feet for its executive offices from Savannah Leasing, a company owned by Dr. Swor and his wife. The lease is for a term of two (2) years and is automatically renewable for an additional one (1)

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year period. The initial term of the lease expires in May 2000. The Company pays monthly rent in the amount of $3,500 and the Landlord and the Company share the costs of insurance. The Company is responsible for maintenance of the parking area, while the Landlord otherwise maintains the property. The Company is responsible for personal taxes only as the Landlord pays real estate taxes. Savannah Leasing owns several adjacent properties and the Company has first rights of refusal in the event additional space is required for the operation of the Company's business. The Company believes that the rental payment and terms under the lease are comparable to other properties in the area owned by property owners other than Dr. Swor. In addition, the Company believes that the leased property together with the property under the first rights of refusal are sufficient for its requirements for the next ten (10) years. (See Part I, Item
3. "Description of Property.")

Risk Factors

        Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

        1. History of Losses. Although Surgical has been in business since May 15, 1992 it was in the development stage until July 7, 1993 when it began commercial shipments of its first product. As of December 31, 1997, the Company had total assets of $445,235, a net loss of $148,422 on revenues of $255,386 and stockholders deficit of $59,043. As of December 31, 1998, the Company had total assets of $373,514, a net loss of $797,662 on revenues of $42,393 and stockholders equity of $318,183. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the first half of 2000, and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks. (See Part I, Item 1. "Description of Business.")

        2. Minimal Assets, Working Capital and Net Worth. As of December 31, 1998, the Company's total assets in the amount of $373,514, consisted , principally, of the sum of $41,191 in cash, $58,700 in deposits and $26,898 in inventory. As a result of its minimal assets and a net loss from operations, in the amount of $797,662, as of December 31, 1998, the Company had a net worth of $318,183. Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its expansion plan, the Company is not expected to proceed with its expansion without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any. (See Part I, Item 1. "Description of Business")


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



        3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained.
 The Company does not anticipate the receipt of increased operating revenues until management successfully implements its expansion plan, which is not assured. Further, Surgical may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its expanded line of business, i.e. medical device supplier and risk exposure systems developer. Surgical has no identified sources of funds, and there can be no assurance that resources will be available to the Company when needed. (See
Part I, Item 1. "Description of Business - (b) Business of Issuer."

        4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its Founder, Chairman and Treasurer, Dr. G. Michael Swor, its President, Frank M. Clark and its Vice President of Sales & Marketing, Donald K. Lawrence. Virtually all decisions concerning the marketing, distribution and sales of the Company's products and services will be made or significantly influenced by the Company's officers. These officers are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and directors of Surgical. The loss of the services of any of these officers, but particularly Dr. Swor, would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has employment agreements with Dr. Swor, Mr. Clark and Mr. Lawrence and holds no key-man life insurance on the lives of, and has no other agreement with any of these officers, except that the Company is the named beneficiary of a key-man life insurance policy currently owned by Dr. Swor. (See
Part I, Item 1.  "Description  of Business - (b)  Business of Issuer and Part I,
Item 5. "Directors, Executive Officers, Promoters and Control Persons."

        5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to Surgical, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Although the Company has entered into several distribution agreements for its medical products, none are producing significant revenues at this time. Further, the OASiS system currently is in a few locations. Depending upon the level of funding obtained by the Company, management believes, without assurance, that it will be possible for Surgical to attract additional customers for its products and services. However, in the event that only limited funds are obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to go forward with planned expansion. Until such time, if ever, as the Company is successful in securing additional capital, of which there is no assurance, it intends to continue marketing its products through its current distribution arrangements. However, the fact that these arrangement have not thus far produced significant revenue may adversely impact the Company's chances for success. (See Part

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



I, Item 1. "Description of Business," (b) "Business of Issuer - Sales and
            Marketing- Distribution of Products.")

        6. High Risks and Unforeseen Costs Associated with Surgical's Expanded Entry into the Medical Device and Exposure Reporting Information Industries. There can be no assurance that the costs for the establishment of a client base for its products and services will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by Surgical without development of a commercially viable medical device or exposure reporting information business. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer confidence could have an adverse effect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that Surgical will be capable of establishing itself in a commercially viable position in local, state, nationwide and international medical device and exposure reporting information markets. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer.")

        7. Dependency on Securing a Suitable Strategic Partner. The Company's ability to establish a sufficient customer base at a level sufficient to meet the larger competition depends in part upon the ability of the Company to capitalize on its joint venture with US Surgical with regard to OASiS and to finalize a joint venture agreement with a suitable partner for its disposable medical devices. The Company has no tentative agreements with any strategic partner for expansion of its medical device business. There can be no assurance that a qualified strategic arrangement will be found at the levels which management believes are possible. Further, even if the Company receives sufficient proceeds from equity and/or debt financing or otherwise, thus enabling it to go forward with its planned expansion of its medical device business, it will nevertheless be dependent upon the availability of a qualified strategic partner to progress at the levels which the Company believes are necessary. OASiS has only been in the marketplace for the past year and appears to be meeting expectations; however, its market acceptance has not yet been determined. SutureMate(R) had limited acceptance as originally marketed, which limited acceptance the Company believes was due to the manufacturers suggested retail price. SutureMate(R) has been redesigned and has been re-released at a price more in keeping with disposal devices. MediSpecs RX(TM) has had limited acceptance to date and due to poor sales, may be dropped by the Company. Unless additional financing is available, the Company has elected to concentrate on development of markets for OASiS rather than focusing on the expansion of the markets for these two products and will rely on its existing markets for these products. Although management believes that the acceptance of its products and services will continue to find the market acceptance which has occurred in the past, there can be no assurance that this will be so. (See Part I, Item 1. "Description of Business," (b) Business of Issuer - Sales and Marketing.")

        8. Significant Customer and Product Concentration. To date, a limited number of customers and distributors have accounted for substantially all of the Company's revenues with respect to product sales. The Company anticipates

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



that the main focus of its selling efforts will be to continue to sell its products to a relatively small group of medical products distributors with the objective of having its products distributed on a large national and international scale. Although the company entered into agreements with US Surgical had an exclusive distributorship agreement with Hospital News and believes it can reactivate its distributorship agreements with Johnson & Johnson Medical Pty Ltd. to sell its SutureMate(R) product (in the territories of Australia, New Zealand, Papua, New Guinea and Fiji), with the two other distributors to sell such product in Saudi Arabia and the Netherlands and that Noesis will generate sales, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. Most medical product distributors carry an extensive line of products (some of which they manufacture themselves) which they make available to end users (hospitals, surgeons, healthcare workers) and various of these products may compete with each other as to function, price or other factors. In addition, numerous medical product distributors are not themselves well capitalized and their financial condition may impact their ability to properly distribute the Company's products. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to, existing and new distributors, as well as the condition of its distributors. As a result, any cancellation, reduction or delay in orders by or shipments to any customer or the inability of any customer to finance its purchases of the Company's products may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support or attract customers. See "Part I, Item. 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products; and - Dependence on Major Customers" and Part I, Item
2. Management's Discussion and Analysis of Financial Condition or Plan of Operation - Revenues."

        9. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. On the medical products development side of its business, the introduction of new products and the manufacture and marketing of most of the Company's products is a lengthy (ranging from a minimum of six weeks to an estimated maximum of eighteen (18) months from order to delivery) process and the timing and amount of product sales is difficult to predict reliably. In addition, a single customer's order scheduled for shipment in a fiscal quarter can represent a significant portion of the Company's potential sales for such quarter. As with many developing businesses, the Company expects to fail to receive expected orders, and delivery schedules may have to be deferred as a result of changes in customer requirements, among other factors. As a result, the Company's operating results for a particular period have, to date, been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. Moreover, a majority of the Company's anticipated orders could be canceled since orders are expected to be made substantially in advance of shipment, and even though the Company's contracts do not typically provide that orders may be canceled, if an important distributor wishes to cancel an order, the Company may be compelled, due to competitive conditions, to accede to such request. As a result, backlog,

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if any, will not  necessarily  be indicative of future sales for any  particular period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected manufacturing difficulties experienced by the Company, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

        A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's products or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product development, patent processing, FDA processing, clinical trials, mix of products sold; manufacturing efficiencies, costs and capacity; price discounts; market acceptance and the timing of availability of new products by the Company or its customers, usage of different distribution and sales channels; warranty and customer support expenses; customization of systems; and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for, competitive products. All of the above factors are difficult for the Company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

        10. Potential for Unfavorable Interpretation of Government Regulation. As a medical device specifier, the Company is subject to all federal, state and local statutes and regulations governing its products, to the extent applicable. The Company will not be subject to additional regulation unless it elects to produce therapeutic drugs, in which case Surgical will be required to conduct extensive clinical trials for FDA clearance which are not required for the Company's products at this time. In such event the Company shall have all of the uncertainties such clinical trials present including the risk of loss of substantial capital in the event a product never receives the required approvals.

        Medical products are subject to extensive regulation by the United States (U.S. Food and Drug Administration ("FDA") and U.S. Patent Office), state, local and foreign laws and international treaties. The Company's products must conform to a variety of domestic and international requirements. In order for the Company to sell its products in a foreign jurisdiction, it must obtain regulatory approval and comply with different regulations in each jurisdiction. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the purchase by the Company's customers, which in turn may have a material adverse effect on the sale of such products by the Company to such foreign customers. The failure to comply with current or future domestic and foreign regulations or changes in the interpretation of existing regulations could result in the suspension or

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cessation of product sales.  Such regulations or such changes in  interpretation could require the Company to modify its products and incur substantial costs to comply with such time-consuming regulations and changes.

        The regulatory environment in which the Company operates is subject to change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current products obsolete or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to alter or modify its products to operate in compliance with such regulations. Such modifications could be extremely expensive and, especially if subject to regulatory review and approval, time-consuming. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Governmental Regulation.")

        11. No Assurance of Product Quality. Performance and Reliability. The Company expects that its distributors and their customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company attempts only to deal with manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

        12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the development of new medical products, requirements to maintain adequate manufacturing facilities, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts and the status of competitive products and services. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See Part I, Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation."

        13. Uncertainty Regarding Protection of Proprietary Rights. The Company attempts to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will

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not otherwise become known or be independently  developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

        Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See Part I, Item 1. Description of Business - (b) Business of Issuer - Patents, Copyrights and Trademarks."

        14. Ability to Grow. The Company expects to grow through its alliance with US Surgical, one or more strategic alliances, acquisitions, internal growth and by granting licenses for products which are not within the focuses defined by management. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one or more additional qualified strategic alliances and the Company's ability to maintain sufficient profit margins in the face of pricing pressures. The Company also must manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth within the niche market which it has created.

        The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse

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



effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company-owned locations or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some of all of which could have a material adverse effect on the Company's results of operations and financial condition. (See Part I, Item 1. "Description of Business (b) "Business Issuer.")

        15. Potential Legal Liability. Providers of medical devices may be subject to claims relating to their product. In addition, under the terms of the agreement with SMH, the Company is required to indemnify and hold harmless SMH and the Lessee against any and all claims regarding the use of the OASiS system. Management has adopted and implemented policies and guidelines to reduce its exposure to these risks; principally in the area of its initial product research and development. However, the failure of any product to meet such policies and guidelines may result in governmental intervention, negative publicity, injunctive relief and the payment by the Company of money damages or fines. There can be no assurance that the Company will not experience such problems. (See - 8. "Potential for Unfavorable Interpretation of Government Regulations" and Part I, Item 1. "Description of Business" (b) "Business of Issuer-Government Regulation.")

        At such time as the Company enters into licensing agreements for certain products which it feels are not a proper mix but deserve exploitation, the Company may be subject to claims asserting that it is vicariously liable for the damages allegedly caused by the products produced by the licensees. Generally, liability for the acts or inactions of its licensees are based on agency and products liability concepts. The Company intends for its license agreements to state that the parties are not agents, that the licensees control the manufacturer and production of the product, and that any modifications are the sole responsibility of the licensee. Despite these efforts to minimize the risk of liability, there can be no assurance that a claim will not be made against the Company.

        16. Competition. The medical products and devices industry is highly competitive, with several major companies involved. The exposure reporting information industry has only one (1) known competitor at this time. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to compete effectively against such competitors in the future. (See
Part I. Item 1. "Description of Business," (b) "Business of IssuerCompetition.")


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        17.  Requirement  for  Response  to  Rapid   Technological   Change  and
Requirement for Frequent New Product Introductions. The market for surgical safety products and services is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully develop,
introduce  and  sell  new   innovative   proprietary   products,   services  and
enhancements thereof on a timely and cost-effective basis that respond to changing customer requirements. Any success of the Company in developing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient compliance with and completion of the regulatory process (FDA and the U.S. Patent and Trademark Office), timely and efficient completion of design, timely and efficient implementation of
manufacturing  and  assembly  process,   its  cost  reduction  program  and  the
development, completion, performance, quality and reliability and development of competitive products and services by competitors. The Company may experience delays from time to time in completing development and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products and services. There can be no assurance that defects will not be found in the Company's products and services after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new products and services that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations. See "Part I, Item. 1. "Description of Business (b) Business of Issuer - Competition."

        18. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the demand for new, disposable products. As demands for economy have increased, reusable products have seen a resurgence of demand. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. Further, hospitals and other healthcare facilities have been required to adopt cost effective policies which may cause them to reject any new information gathering system, notwithstanding the need to collect accurate data. There can be no assurance that such cost cutting factors will not adversely affect the development and market penetration of the OASiS system.

        19. Lack of Working Capital Funding Source. Other than revenues from the licensing of OASiS and the sale of its products, which revenues have yet to produce a net profit, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

        20. Dependence on Contract Manufacturers; Reliance on Sole or Limited Sources of Supply. As of the date hereof, the Company has no internal manufacturing capacity. The Company has been utilizing contract manufacturers to produce its products. In the case of SutureMate(TM), Tuthill and in the case of MediSpecs Rx(TM), the Company has an agreement with Morrison. The Company also may rely on outside vendors to manufacture certain components. Certain necessary components and services anticipated to be necessary for the manufacture of the Company's products could be required to be obtained from a sole supplier or a

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limited  group of  suppliers.  There  can be no  assurance  that  the  Company's contract manufacturers, will be sufficient to fulfill the Company's orders.

        Should the Company be required to rely solely on contract manufacturers and a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its manufacturers or suppliers but this may change in the future. The Company has from time to time experienced and may in the future experience delays in the delivery of and quality problems with its products and certain components from vendors. Certain of the Company's suppliers have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its finished products internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and operating results. See "Part I, Item 1.
"Description of Business - (b) Business of Issuer."

        21. Declining Average Selling Prices. The Company believes that, among other factors, average selling prices and gross margins for its products may decline in the long term as such products are in use in the market, as volume price discounts in existing and future contracts take effect and as competition intensifies. To offset declining average selling prices, the Company believes that, among other actions, it must successfully introduce and sell new products and services or adaptations of products and services on a timely basis, develop new products and services with features that can be sold at higher average selling prices and reduce the costs thereof through design improvements, component cost reduction and in-house manufacturing. To the extent that new products and services are not developed in a timely manner, do not achieve customer acceptance or do not generate higher average selling prices, and the Company is unable to offset declining average selling prices, the Company's gross margins will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that the redesign of SutureMate(R) will result in a reduction in costs. See "Pat I, Item. 1. "Description of Business - (b) Business of Issuer
- Medical Products Division - Research and Development" and Part I, item. 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operations - Research and Development."

        22. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the continued development of products and services deemed necessary, useful, convenient, affordable and competitive by medical professionals and their patients. There can be no assurance that the Company has the ability to continuously introduce propriety products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company. See "Part I, Item 1. "Description of Business -(b) Business of Issuer - Competition."


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        To date,  substantially  all of the Company's product sales have been to customers within the United States with a small portion of such sales generated internationally. The Company's future results of operations will be dependent in significant part on its ability to penetrate markets in the United States and foreign countries in which the Company has not yet established a meaningful presence. There can be no assurance that the Company will be successful in penetrating these additional markets.

        23. International Operations; Risks of Doing Business in Developing Countries. Substantially all of the Company's revenues from product sales to date have been made to customers located inside of the United States. The Company anticipates that international sales may account, as a result of various distribution agreements entered into, which were terminated but which may be reactivated, for more of its revenues from product sales for the foreseeable future. In such event, the Company's international sales may be denominated in foreign or United States currencies. The Company does not currently have any foreign trade or engage in foreign currency hedging transactions. Should it have foreign trade denominated in foreign currencies, and not hedge, a decrease in the value of foreign currencies relative to the United States dollar could result in losses. With respect to the future international sales that are United States dollar-denominated, such a decrease could make the Company's products less price-competitive. Additional risks inherent in the Company's transacting international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. If reactivated, some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

               Some of the Company's potential markets consist of countries that have not yet developed the technological and medical know-how to properly utilize the Company's products, in which event the development of demand for the Company's products in those countries will be limited or delayed. In doing business in some of these markets, the Company also may face economic, political and foreign currency fluctuations that are more volatile than those commonly experienced in the United States and other areas. See "Part I, Item 1. "Description of Business - (b) Business of Issuer - Sales and Marketing - Distribution of Products."

        24. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. (See Part I,

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Item 8.  "Description  of  Securities -  Description  of Common Stock - Dividend
Policy.")

        25. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and one-third of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. (See Part I, Item
8. "Description of Securities - Description of Common Stock.")

        26. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management.")

        27. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential anti-takeover and other effects of issuance the of preferred stock may be detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock"); none of which has been issued to date. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. (See Part I, Item 1. "Description of Securities - Description of Preferred Stock.")

        28. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to

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develop and the shares could be deprived of any value. The Company was listed in
Moody's OTC Industrial on April 28, 1998.

        29. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. Although trading volume indicates that a secondary trading market has developed to a certain extent for the shares of Common Stock of the Company, the Common Stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are low-priced (under five dollars); and are not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Results of Operations.

Discussion and Analysis

        The Company was founded in 1992 to combat the potential spread of bloodborne pathogenic infections such as HIV and hepatitis. It has broadened its mission to research, develop, manufacturing, marketing and selling medical products and services to the healthcare community.

        The Company was in the development stage until 1993 when it began commercial shipments of SutureMate(R), its first product. From inception in June, 1992 through December 31, 1998, the Company generated revenues of approximately $1,100,000 from a limited number of customers. Since inception through December 31, 1998, the Company has generated cumulative losses of approximately $1,690,000. Although the Company has experienced a significant percentage growth in revenues from fiscal 1992 to fiscal 1998, the Company does not believe prior growth rates are indicative of future operating results, especially in light of the contract with US Surgical to assist in the introduction of OASiS. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least the first half of 2000, and there can be no assurance that losses will not continue after such date. The Company had commitments for installations in a total of 12 hospitals on or before June 30, 1999, ten of which related to the agreement with US Surgical and two are a result of the Company's sales

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department.  As of the date hereof the Company has  completed  installations  of fourteen (14) units in seven (7) hospitals, five (5) of which are under the Short Term Agreement. Installation of the remaining units under the US Surgical Short Term Agreement have been merged into the Long Term Agreement.

        With the implementation of its agreement with US Surgical and in the event of the reactivation of its various distribution agreements and/or with the establishment of one or more strategic alliances in addition to US Surgical, the Company expects to experience a period of growth, which requires it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in the areas of (i) customer service to provide technical support for the hospitals where installations are located and
(ii) technical staff to make changes requested by those hospitals. This will result in significantly higher operating expenses. The increase in operating expenses is expected to be partially funded by an increase in revenues. However, the Company's net loss may continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its sales and marketing, research and development, accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations. (See Part I, Item 1. "Description of the Business -
(b) Business of the Issuers - Risk Factors - Fluctuations in Results of Operations".)

        The Company's plan of operations for the next twelve months is to focus on building revenue from the installation of the OASiS system in the hospitals designated by US Surgical under the Short Term Agreement and to install additional OASiS systems in hospitals not under the US Surgical agreement but with whom the Company has begun negotiations and in some cases reached a commitment. Additionally, the Company intends to install the inservice modules from US Surgical and other medical product manufacturers at both the US Surgical and the other hospitals. The Company also is aggressively seeking strategic alliances with targeted industry partners such as manufacturers of devices, manufacturers of pharmaceuticals, professional organizations such as nursing associations and hospital group purchasing organizations and integrated health networks.

        The Company estimates that if it is successful in consummating new strategic alliances, the agreements will provide for infusion of sufficient capital to fund ongoing operations for the balance of the year. The Company estimates revenues from an expanded base of content providers and individual installations may grow to the level where they can support ongoing operations.

        The Company estimates that revenues will be sufficient to fund ongoing operations at the current level when the number of OASiS installations reaches approximately 100 to 125 and the total number

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of inservice  modules  reaches  approximately  150. The Company has purchased 20
OASiS units from Kiosk Information Systems, Inc., which were installed under the US Surgical agreements and at St. Francis Hospital. Based upon potential additional commitments, the Company believes that if it were to order 20 more units, that all such units would be placed by the end of 1999. The Company already has 32 inservice modules under the US Surgical agreement and is in discussion with various manufacturers interested in using OASiS to inservice more than 50 of their products. The Company believes that each of the initial installations should have a position as to long term acceptance within three (3) to six (6) months and that this initial time is the test period to determine the potential for market acceptance at that hospital. In the case of US Surgical hospitals under the Short Term Agreement, this period will be for nine (9) months by contract. At the end of such test period, the Company believes it will be in a position to execute three (3) year leases and finance such leases through a leveraged leasing arrangement with Rockford or a similar funding source.

        In the short term, to fund operations through the fourth quarter, 1999, the Company will be required to seek additional funds from strategic alliances with potential clients its shareholders, from a limited number of accredited investors in a private placement of its restricted securities, from additional third party financing or seek third party debt or equity financing other than those planned by the current anticipated private placement. In the event no such funding is available or only partial funding is available, the Company will be required to scale back operations and to reduce its breakeven point by such measures as salary reductions, staffing cuts, or the licensing or sale of some of the Company's assets or product lines to third parties. Provided such funding or scale back is successful, the Company believes that it can meet its capital needs through the testing period and until such time as the Company has sufficient additional long-term capital to expand. There can be no assurance that the Company will be successful in these efforts.

        Once the testing period is over, the Company will require between $2 and $5 million in additional capital in the form of debt or equity to fund the continued expansion of the OASiS system and its development to meet increased demand and to implement its plans for increased marketing of its medical device products. The Company has met with several venture capital firms, investment bankers, factoring companies and traditional lending sources, each of whom have expressed early interest and many of whom are awaiting the conclusion of the testing period. The Company has accepted no definite offer. There can be no assurance that such long-term financing will be available to the Company or that it will be on terms that the Company may seek.

Results of Operations - Full Fiscal Years

Revenues

        To date, a limited number of customers and distributors have accounted for substantially all of the Company's revenues with respect to product sales. For the fiscal year ending December 31, 1997, the Company derived approximately 99% of its revenue from sales of its OASiS to SMH. For fiscal year ending December 31, 1998, the Company derived approximately 93% of its revenue for product sales from technical services it provided to US Surgical during a medical products convention.


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        The Company  anticipates that the main focus of its selling efforts will be to focus on the US Surgical arrangement and to continue to sell its products to a relatively small group of medical products distributors with the objective of having its products distributed on a large national and international scale. Although the Company had entered into an exclusive distributorship agreement with Johnson & Johnson Medical Pty Ltd. to sell its SutureMate(R) product (in the territories of Australia, New Zealand, Papua, New Guinea and Fiji), Noesis for sales in Europe, and with two other distributors to sell such product in Saudi Arabia and the Netherlands, none of these arrangements are currently active. And, although the Company is currently engaged in a joint marketing agreement with US Surgical, there is no assurance that the Company will be able to obtain adequate distribution of its products to the intended end user. Most medical product distributors carry an extensive line of products (some of which they manufacture themselves) which they make available to end users (hospitals, surgeons, healthcare workers) and various of these products may compete with each other as to function, price or other factors. In addition, numerous medical product distributors are not themselves well capitalized and their financial condition may impact their ability to properly distribute the Company's products.

        The Company's ability to achieve revenues in the future will depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to, existing and new customers, as well as the condition of its customers. As a result, any cancellation, reduction or delay in orders by or shipments to any customer or the inability of any customer to finance its purchases of the Company's products may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future. In addition, the Company expects that the average selling price of a particular product line also will decline as such products mature, and as competition increases in the future. Accordingly, the Company's ability to maintain or increase revenues will depend in part upon its ability to increase unit sales volumes of its products and to introduce and sell products at prices sufficient to compensate for reduced revenues resulting from declines in the average selling price of the Company's more mature products. ( See Part I, Item 1. "Description of the Business - (b), Business of the Issuers - Risk Factors - Significant Customer and Product Concentration, Fluctuations in Results of Operations, Declining Average Selling Prices and International Operations; Risks of Doing business in Developing Countries.")

Net Sales

        For the year ended December 31, 1997, net sales and cost of sales of $248,760 and $22,002 respectively, related primarily to the sale of four (4) units of the OASiS system to one customer. Net sales for the year ended December 31, 1998 of $16,545 are comprised of sales of the Company's proprietary SutureMate(R) products, MediSpecs Rx(TM) eyewear and technical services provided to US Surgical. Product sales and related cost of sales amounted to $1,203 and $5,560, respectively for the year ended December 31, 1998. Cost of sales includes a write-down of approximately $4,500 for defective units of the re-designed SutureMate(R). There were no sales of the OASiS system during 1998 due to the Company's focus on enhancements to the product design and development of a new version of the product.


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        The Company has an ongoing program to reduce the costs of  manufacturing its products. As part of this program, the Company has been attempting to achieve cost reductions principally through engineering and manufacturing improvements, product economies and utilization of third party subcontractors for the manufacture of the Company's products. Notwithstanding a delivery of defective units, to date, it has been successful in substantially reducing such costs by re-designing SutureMate(R). The success of these cost reduction programs will not be known until production volumes are scaled up. There can be no assurance that the Company's ongoing or future programs can be accomplished or that they will increase gross profits.

        To the extent the Company is unable to reduce its production costs or introduce new products with higher margins, the Company's results of operations could be materially adversely affected. The Company's results may also be affected by a variety of other factors, including mix of products and services sold; production, reliability or quality problems; price competition; and warranty expenses and discounts.

Operating Expenses

        Sales and Marketing: These expenses consist of advertising, meetings and conventions and entertainment related to product exhibitions and the related travel expenses. Since inception, the Company has spent approximately $359,000 on sales and marketing expenses. For the years ended December 31, 1997 and December 31, 1998, sales and marketing expenses were $62,028 and $265,261, respectively. In 1998, the Company increased its advertising particularly with reference to OASiS and hired additional sales and marketing personnel during 1998. The Company has invested significant resources to expand its sales and marketing effort, including the hiring of additional personnel and establishing the infrastructure necessary to support future operations. The Company expects that such expenses in 1999 will increase in absolute dollars as compared to 1998.

        General and Administrative. These expenses consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services including ongoing expenses as a publicly owned Company related to legal, accounting and other administrative services and expenses. Since inception, the Company has spent approximately $1,562,000 on general and administrative expenses. For the years ended December 31, 1997 and December 31, 1998, general and administrative expenses were $182,787 and $517,189, respectively. The increase of $334,402 is due primarily to higher executive compensation, legal and accounting fees associated with the Company's SEC filings, higher depreciation and amortization and additional rent for the Company's headquarters. The Company expects general and administrative expenses to increase in absolute dollars in 1999 as compared to 1998, as the Company continues to expand its operations.

Research and Development

        These expenses consist primarily of costs associated with personnel and equipment costs and field/clinical trials. The Company's research and development activities include the development of the OASiS system and more than

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six (6)  operating  room,  OB/GYN,  advanced  surgical  and  protective  related products including SutureMate(R) and MediSpecs RX(TM).

        Since inception, the Company has spent approximately $156,000 on research and development. For the years ended December 31, 1997 and December 31, 1998, research and development expenses were approximately $113,740 and $34,536, respectively. During 1997, research and development expenses were significant as the Company concentrated on the OASiS System. The Company made enhancements to the software for the OASiS system in 1998, and the majority of these related costs were capitalized and will be amortized over a period not to exceed five
(5) years. The Company intends to continue to invest significant resources to continue the development of new products and expects that research and development expenses in 1999 will increase in absolute dollars as compared to 1998.

Interest and Other Income (Expense), Net

        Interest and other income (expense), consists primarily of interest expenses accrued on the direct loan to the Company under a line of credit agreement for $100,000, interest related to loans from the majority stockholder, miscellaneous income and underwriting costs. In May 1997, the Company established a line of credit in the amount of $100,000 with a financial institution at 1.5% above the prime rate, interest only payments are due monthly with an expiration date of May 2, 2017. The line is due on demand and is secured by inventory, accounts receivable and equipment. There was no outstanding balance as of December 31, 1998. The outstanding balance as of December 31, 1997 was $100,000. The interest rate at December 31, 1997 was 10.0%. The line of credit is personally guaranteed by Dr. Swor. (See Part I, Item 2. "Management's Discussion and Analysis or Results of Operations Financial Condition, Liquidity and Capital Resources.")

        The Company did not report any foreign currency gains or losses for the years ended December 31, 1997 and 1998 since there were no contracts negotiated in foreign currencies for those periods. In the event its contract with Johnson & Johnson Medical Pty. Ltd., Noesis and the Company's distribution arrangements in the Netherlands and in Saudi Arabia are reactivated, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

Financial Condition, Liquidity and Capital Resources

        At December 31, 1998, the Company had assets totaling $373,514 and liabilities totaling $55,331. Since its inception in June of 1992, the Company has financed its operations and met its capital requirements through sales of its products, fees from OASiS, proceeds from the sale of or exchange for common stock aggregating approximately $1,405,000, through borrowing from current shareholders and through the $100,000 line of credit with the financial institution which is guaranteed by Dr. Swor.

        Operating activities used net cash of $216,991 and $441,458 in1997 and 1998, respectively.


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        At December 31, 1998, the Company had a working capital of approximately
$73,000, including $41,000 of cash, $58,700 of deposits and $26,898 of inventory. This represents an increase of approximately $315,000 over a working capital deficiency of $242,411 at December 31, 1997.

        At December 31, 1998, the Company's outstanding indebtedness consisted of accounts payable in the amount of $35,262 and accrued expenses of $20,069.

        The Company's principal commitments for capital expenditures are (1) those associated with the arrangement with US Surgical under which the Company will provide an additional number of units; (2) the Company's obligation to pay SMH $25,000 for each of ten (10) studies or $250,000 over the term of the clinical testing agreement if the Company determines not to have SMH perform clinical testing; and (3) the Company's obligations to pay the balance due on the order of twenty (20) OASiS units from Kiosk Information Systems, Inc. Since December 31, 1998, the Company paid all but $3,000 of the amount due to Kiosk Information Systems, Inc. (See Part I, Item 1. "Description of the Business -
(b) Business of Issuer - Data Systems Division; and - Medical Products Division.") The sources of funds to meet these commitments has been partially made through cash on hand from the prior year, use of the line of credit, a loan from Dr. Swor, revenues generated by the Long Term Agreement with US Surgical, private placement funds and other revenues which the Company believes it will generate over the five (5) year term.

        The Company's future capital requirements will depend upon many factors, including the continued development of OASiS, its current products and new products and services, the extent and timing of acceptance of the Company's products and services in the market, requirements to maintain adequate manufacturing arrangements, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, the Company's results of operations and the status of competitive products and services. In the short term, it is likely that the Company will require additional financing. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If additional funds are raised by issuing debt securities future interest expense will be incurred. If adequate funds are not available, the Company may be required to delay, scale back the development of OASiS or scale back or eliminate one or more of its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its products or potential products or other assets that the Company would not otherwise relinquish.
Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

Results of Operations for the Six Months Ended June 30, 1999 and June 30, 1998

Overview

        From its inception, the Company has incurred losses from operations. As of June 30, 1999, the Company had cumulative net losses totaling approximately $2,070,000. Through fiscal 1997, the Company focused primarily on the design and

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development of its propriety products, as well as providing consulting services.
During fiscal 1998, management shifted its focus to aggressively marketing its proprietary products.

Financial Position

        Working capital as of June 30, 1999 was a deficit of $43,229, as compared to working capital of $53,056 at December 31, 1998. This decrease is primarily due to additional borrowings on the Company's line of credit and increases in Notes payable-related parties, the transfer of deposits to property and equipment, reduced by an increase in cash on hand from the receipts of the securities sold in the private placement.

Revenues

        For the three months ended June 30, 1999 and 1998, the Company had total revenues of $13,157.00 and $3,159.00, respectively. For the three months ended June 30, 1999, revenues were comprised primarily of fees received for Oasis unit rentals and production fees for inservice modules. For the six months ended June 30, 1999, total revenues were $52,734.00 compared to $19,139.00 in the same period last year. The increase of $33,595.00 or176% is due to revenue from the 1999 launch of Oasis. In 1998, Oasis was still under development.

Selling, General, and Administrative Expenses

        For the three months ended June 30, 1999, operating expenses increased by $30,244 or 13% from $227,672 for the three months ended June 30, 1998. This increase is primarily related to marketing support expenditures to sustain the launch of the Company's Oasis system. In accordance with the Company's marketing plan for fiscal 1999, expenses related to promotion, trade shows, and conventions were increased to enhance the industry awareness of the company's products and services.

        In the past, the Company has focused on the design and development of proprietary products. For fiscal 1999, the Company has launched an aggressive marketing plan that is designed to increase worldwide sales of its products. Surgical believes that the increased operating expenses incurred during the six
(6) months ended June 30, 1999 will position the Company to generate increased revenue in the fourth quarter of the 1999 fiscal year and throughout 2000.

Liquidity and Capital Resources

        The Company's operations are being funded primarily from the $475,000 proceeds of the private placement and from cash flow of $177,500 from shareholder loans and advances on the line of credit during the six months ended June 30, 1999. This allowed the Company to purchase capital assets, enhance its OASiS software and fund current operations. At June 30, 1999, the Company has a $188,000 cash position.

        The Company has a line of credit in the amount of $100,000 that expires in May 2017 and is guaranteed by Dr. Swor and his wife. As of June 30, 19999, the line of credit had been used to fund operations on a short-term basis and $100,000 was outstanding. As a result of the $100,000 payment from US Surgical under the Long Term Agreement, the Company paid down the outstanding amount to zero. Currently, the Company is using the line to fund ongoing operations and $20,000 is outstanding as of the date hereof.

        Net cash used for investing for the six months ended June 30, 1999 was approximately $140,962, representing primarily OASiS units purchased and costs related to the new version of OASiS which have been capitalized.

        Revenue of $13,157 for the quarter ended June 30, 1999 has been generated primarily from the leasing of OASiS units to various hospitals pursuant to the Agreement with US Surgical. For the quarter ended June 30, 1998, revenue totaled $3,159.

        It is the Company's intention to pursue additional debt and or equity financing in the range of $2,000,000 to $5,000,000 during the remainder of fiscal 1999, however, there can be no assurance that they will be successful in their efforts. Surgical believes that cash flows generated from operations and borrowing capacity, combined with proceeds from future debt or equity financing and equipment financing support from either potential future strategic alliances or firms that specialize in equipment financing will provide adequate flexibility for funding the Company's working capital obligations.

Impact of the Year 2000 Issue

        The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize the date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

        Management has reviewed its current internal systems and is in the process of upgrading its accounting system to be Year 2000 compliant. The Company purchased new hardware in 1998 that is Year 2000 compliant. Its internal systems are Year 200 compliant and the Company expects the testing of such systems to be completed in the fourth quarter of 1999. Management does not anticipate any significant additional costs that would relate to upgrading its systems to support the Year 2000.

        Further, management does not believe the Year 2000 will impact the operation of the OASiS system since the software for this system does not rely on legacy applications or subsystems. OASiS is designed to handle dates in the form of a two digit month and day and a four digit year, thus avoiding the Year 2000 problem

        The Company believes that it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be converted in a timely manner or that any such failure to convert by another company would not have an adverse affect on the Company's business, operations or financial condition.

Item 3. Description of Property:

        The Company's executive offices are located at 2018 Oak Terrace, Sarasota, Florida 34231. Its telephone number is (941) 927-7874 and its facsimile number is (941) 925-0515.

        The Company pays rent in the amount of $3500 per month which consists of 3,500 square feet of office space. The lease is for a term of two (2) years and is automatically renewable for an additional year. The initial term of the lease expires in May 2000. The property is owned by Savannah Leasing which is owned by Dr. and Mrs. Swor. The Company first rights of refusal on surrounding properties owned by Savannah Leasing and therefore believes that the leased space and the property under the first rights of refusal will be sufficient for its corporate offices for the next ten (10) years. (See Part I, Item 1. "Description of Issuer
- (b) Business of Issuer - Facilities.")

        The Company owns no real property and its personal property consists of furniture, fixtures and equipment, prototype molds and leasehold improvements with an original cost of $155,930 on December 31, 1998.

        The Company currently employs its capital reserves in a money market sweep account. Activity is monitored on a daily basis and for a month commencing on August 1, 1999, had returned on average 4.1% on assets employed. Additionally, Surgical has acquired stock in two (2) privately owned companies, 25,000 shares in ParView Inc. as part of its acquisition of Endex Systems Inc. and 3,750 shares in Linters Inc. which was received as partial compensation for clinical products research completed by the Medical Consultants Division. It is the Company's strategy to engage in transactions which minimize dilution of the Company's equity.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

        The following table sets forth information as of September 30, 1999, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.


Name and Address of          Title of     Amount and Nature of        Percent of
--------------------------------------------------------------------------------
Beneficial Owner             Class        Beneficial Owner (1)        Class
--------------------------------------------------------------------------------
Dr. G. Michael Swor          Common       3,788,890 (2)                32.078%

Frank M. Clark               Common          62,000 (3)                  .525%

Donald K. Lawrence           Common         250,000 (4)                 2.117%

James D. Stuart              Common         730,198 (5)                 6.182%

Irwin Newman                 Common             -0-                       -0-

Sam Norton                   Common         103,400 (6)                  .875%

David Swor                   Common         523,445 (6)                 4.432%

Dr. William B. Saye          Common          50,000 (6)                  .423%

David Collins                Common          34,000 (3)                  .288%

All Executive Officers and Directors      5,541,933                    46.920%
as a Group (nine(9) persons)
----------

(1) The percentages are based upon 11,811,373 shares of Common Stock outstanding, including the 6,000 shares to Ten Peaks for which the Company is obligated, but has not delivered due to its belief that Ten Peaks has failed to perform. In addition to the shares owned by the Executive Officers and Directors, said officers and directors own (including those beneficially held) options to purchase 5,282,160 shares of the Company's Common Stock (without regard to the additional options to Dr. Saye which accrue at the rate of 8,333 per month after September 30, 1999) pursuant to Employee and Consultant Stock Option Plans adopted in 1994, 1998 and 1999. In the event all such options to purchase were exercised, this group would own a total of 10,824,093 shares of the Company's Common Stock which would represent 63.32% of the total shares of Common Stock outstanding. Under the 1994 ESOP, 1998 Revised ESOP and 1999 Revised ESOP, none of these options may be exercised within 60 days. (See Part I, Item 6. "Executive Compensation - Employee and Consultant Stock Option Plans.")

(2) This includes 631,260 owned by Dr. Swor's wife of which he is deemed the beneficial owner.

(3) In April 1999, Mr. Clark and Mr. Collins received 12,000 and 34,000 shares, respectively, of the Company's restricted Common Stock in lieu of salary in the amount of $7,812 due to Mr. Clark and consulting fees equal to $23,410 due to Mr. Collins. (See Part I, Item 6. "Executive

        Compensation; Part I, Item 7. "Certain Relationships and Related Transactions."; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

(4) Mr. Lawrence received his shares of restricted Common Stock as part of the acquisition of all of the assets of Endex by the Company.

(5) These shares are a portion of the 816,619 shares which Mr. Stuart received as a gift from Dr. Swor in 1996.

(6) Each of these Directors purchased 50,000 shares of the Company's restricted Common Stock and warrants to purchase 25,000 shares of the Company's restricted Common Stock exercisable at the price of $1.00 for a term of five (5) years on the same terms as other investors in a self-directed private placement commenced by the Company in April 1999. (See
        Part I, Item 7. "Certain Relationships and Related  Transactions.";  and
        Part II, Item 4. "Recent Sales of Unregistered Securities.")

        There are no arrangements which may result in the change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

               Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.

Name                                Age    Position(s) with Company

Dr. G. Michael Swor                 41     Chairman and Treasurer
4485 S. Shade Avenue
Sarasota, FL 34237

Frank M. Clark (1)                  67     Director, CEO and President
7313 Oak Leaf Way
Sarasota, FL 34241

Donald K. Lawrence (1)              37     Director, Executive Vice President
716 Edgemer Lane                           and Secretary
Sarasota, FL 34242

David Collins  (1)                  58     Director and Acting Chief Financial
6210 Sun Boulevard                         Officer (2)
St. Petersburg, FL 33715

James D. Stuart                     42     Director
880 Jupiter Park Drive
Suite 14
Jupiter, FL 33458

Irwin Newman                        51     Director
1515 SW 22nd Avenue Circle
Boca Raton, FL 33486

Sam Norton                          39     Director
1819 Main Street
Suite 610
Sarasota, FL 34236

David Swor                          67     Director
6385 Presidential Court
Suite 104
Fort Meyers, FL 33919

Dr. William B.Saye (1)              60     Director and Medical Director of
4614 Chattahoochee Crossing                ALTC VirtualLabs
Marietta, GA 30067

(1) Except for Mr. Clark, Mr. Lawrence, Dr. Saye and Mr. Collins, who had no role in founding or organizing the Company, the above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Act.

(2) Mr. Collins is not engaged as a full time employee of the Company. He is devoting and will continue to devote such time as required to fulfill the obligations as the Company's Acting Chief Financial Officer. At such time as the Company has sufficient additional revenue or is successful in securing additional funding from outside sources, it is intended that Mr. Collins will be employed by the Company as the Chief Financial Officer and that he will devote his full time to the business of the Company.

        All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

Family Relationships

     There are no family relationships between or among the executive officers and directors of the Company except that David Swor is Dr. G. Michael Swor's father.

Business Experience

     G. Michael Swor, M.D., M.B.A, age 41, has served as Chairman of the Board and Medical/Technical Advisor of the Company since its inception in 1992 and has served as Treasurer to the Company since June, 1998.

     Dr. Swor, a board certified, practicing physician with a specialty in OB/GYN, is the founder of Surgical. From 1992 until June 12, 1998, Dr. Swor also served as President and CEO. With a Masters in Business Administration, Dr. Swor's duties for the Company include investor relations, corporate financing, and overall corporate policy and management. He is a clinical assistant professor in the OB/GYN department at University of South Florida. Dr. Swor was the inventor of SutureMate(R) and Prostasert(TM) and the original holder of the patents issued to each of these products. Dr. Swor has written numerous articles, published the "Surgical Safety Handbook," and given numerous lectures on safety and efficiency in the surgical environment. His professional affiliations include American College of Surgeons, American College of Obstetrics and Gynecology and the Florida Medical Association. From 1996 until the present, Dr. Swor has acted as an independent consultant for Concise Advise which provides consulting services related to product development, patent, research, distribution, joint venture, mergers and other business issues. From 1994 through 1996, Dr. Swor oversaw the operation of WDC. From 1987 through 1995,Dr. Swor was the managing partner of Women's Care Specialists/Physicians Services Inc. where he oversaw four (4) physicians, two (2) practitioners and a staff of over twenty five (25). From 1987 through 1992, Dr. Swor was a partner and board member of Women's Ambulatory Services, Inc., a diagnostic testing facility. From 1982 through 1985, Dr. Swor was the President of University of Florida at Jacksonville, Health Sciences Center resident staff association with over 200 members. Dr. Swor received a B.A degree in 1978 from the University of South Florida, a M.D. degree from the University of South Florida College of Medicine in 1981, and an M.B.A. degree from the University of South Florida in 1998. From 1981 through 1985 he received his training in OB/GYN from the University of Florida Department of Obstetrics and Gynecology in Jacksonville, Florida. He has received several special achievement awards including being honored by the University of South Florida in May, 1998 with the Alumni Award for Professional Achievement.

     Frank M. Clark, age 67, has served as a Director, CEO and President since June, 1998.

     Mr. Clark is responsible for the day to day operations of the Company and is responsible for new product development and manufacturing and manages new business ventures, including mergers, acquisitions, joint ventures, strategic alliances and licensing/distribution agreements for the Company. Mr. Clark also serves on the Board of GenSci Regeneration Sciences, Inc. From 1991 to 1997, Mr. Clark was Chairman and CEO of Corporate Consulting Services Group where his primary activities were providing consulting services to start-up companies, under-performing companies and training people in career transitions. From 1984 to 1991, Mr. Clark was COO and Executive Vice President of Right Associates, a consulting firm with responsibilities for business development with Fortune 100 corporations for which he acted. He acquired a Los Angeles based consulting firm and became the Managing Principal. From 1981 to 1984, Mr. Clark was a Vice President of National Medical Care, a subsidiary of W.R. Grace, Inc. where his innovative marketing leadership helped the company recapture a dominant share of the dialysis market. From 1978 to 1981, Mr. Clark served as President, Corporate Vice President and a Director of R.P. Scherer, Inc., the world's leading producer of soft gelatin capsules where he was in charge of worldwide businesses. From 1959 to 1978, Mr. Clark was employed by Johnson & Johnson, Inc., first with Ethicon, Inc. where he served as a Vice President and Director, then with Ethnor Medical Products where he was a Vice President, General Manager and a Director and then with Stimulation Technology, where he served as Executive Vice President and a Director. From 1956 to 1958, Mr. Clark was employed by Federated Department stores in the executive training program at Bloomingdales in New York City. Mr. Clark received a certificate from Teachers College in Connecticut in 1955.

        Donald K. Lawrence, age 37, has served as a Director, Vice President, Sales & Marketing and Secretary since May, 1997 and Executive Vice President since January, 1998.

        Mr. Lawrence's responsibilities include sales management, market planning, advertising, and management for Compliance Plus products and most recently he has become the Executive Director of OASiS. His arrival to the Company was facilitated by the Company's acquisition in 1997 of InterActive PIE Multimedia, Inc., of which Mr. Lawrence was founder and Chief Executive Officer. From February 1996 until February 1997, Mr. Lawrence was the CEO of InterActive PIE. From December 1991 until February 1996, Mr. Lawrence was employed by Ethicon Endo-Surgery/Johnson & Johnson as a surgical sales representative. From July 1989 until December 1991, Mr. Lawrence acted as a surgical sales representative for Davis and Geck. Prior to entering the area of medical device sales, from February 1985 until July 1989, Mr. Lawrence was an account executive with DHL Worldwide Express. During college, Mr. Lawrence was an independent dealer for Southwestern Publishing Co. Mr Lawrence received a B.S degree in Marketing and Communications in 1984 from Appalachian State University.

        David Collins, age 58, has served as a Director since January 1999 and its Acting Chief Financial Officer since March 1999.

        Mr. Collins responsibilities include overseeing the financial affairs of the Company on a part time basis and he is currently engaged as a consultant to the Company. Mr. Collins devotes such time as is necessary to fulfill his duties to the Company. During 1997 and 1998, Mr. Collins was Controller for the Sales and Marketing Division for GES Exposition Services, a subsidiary of the NYSE listed Viad Corporation. From 1993 to 1996, Mr. Collins was General Manager and Chief Financial Officer of Spectra Services Corporation. From 1989 to 1992, Mr. Collins was a Partner and Consultant to Quantum Corporation, a venture capital firm. From 1977 to 1988, Mr. Collins rose from Controller to Vice President of Finance (1982) and then to Vice President of Finance and Chief Financial Officer
(1984) of R.P. Scherer Corporation, a NYSE listed company. From 1975 to 1977, Mr. Collins was Vice President and Controller of Wheelhorse Products, a subsidiary of American Motors/Chrysler. From 1971 to 1975, Mr. Collins rose from Controller of the Midwest Dental Division to Vice President and Controller of the American Hospital Division of American Hospital Supply Corporation (1974).

From 1969 to 1971, Mr. Collins was a Senior Auditor and Consultant in Public Accounting with Deloitte & Touche. Mr. Collins received a BSBA from Northwestern University in 1964 and a MBA from the Kellogg Graduate School of Management at Northwestern University in 1967. He became a Certified Public Accountant in the State of Illinois in 1971.

     James D. Stuart, age 42, has served as a Director since 1993, initially acting as Director of Marketing and Sales.

     Mr. Stuart served as Executive Vice President from 1993 until June, 1998 and initially acted as the Director of Marketing and Sales. During his time as an officer of the Company, Mr. Stuart was responsible for new product development and manufacturing and manages new business ventures, including mergers, acquisitions, joint ventures, strategic alliances and licensing/distribution agreements for the Company. From November 1994 until July 1996, Mr. Stuart acted as President and CEO of WDC and was responsible for managing and operating the facility. From March 1986 until May 1993, Mr. Stuart was employed by Liquid Air Corporation, Buld Gases Division first as a Business Manager for South Florida and then as a Program Manager for Food Freezing. From February 1981 until February 1986, Mr. Stuart was employed by NCR Corporation in the Systemedia Division initially as a Territory Manager and then as a Senior Account Manager. Mr. Stuart received a B.A. degree in marketing in 1980 from the University of South Florida.

        Irwin Newman, age 51, has served as a Director since 1993

     Currently, Mr. Newman provides financial advisory services to the Board of Directors. From 1993 to the present, Mr. Newman has served as the President and CEO of Jenex Financial Services, Inc. ("Jenex"). Mr. Newman is the principal of Jenex. Mr. Newman is and has been a practicing attorney since 1973. From 1993 to 1998, Mr. Newman served as Vice President and General Counsel for Boca Raton Capital Corporation, a publicly owned, NASDAQ listed investment holding company where he completed an Initial Public Offering for a $4 million subsidiary, completed a $3.5 million secondary offering and was responsible for shareholder and investor relations. From 1983 to 1988, Mr. Newman served with the New York Stock Exchange firms of Gruntal & Co. and Butcher and Signer, specializing in common and preferred stocks, options, municipal and corporate bonds and GNMA's. During part of this period, he broadcast a daily television market comments program over the Financial News Network. Mr. Newman received a B.S. degree in Business Administration from Syracuse University in 1970 and a J.D. degree from the University of Florida in 1973.

     Sam Norton, age 39, has served as a Director since 1992.

     Mr. Norton provides business and legal advisory services to the Board of Directors. Mr. Norton is an attorney with the firm Norton, Gurley, Hammersley & Lopez, P.A. in Sarasota, Florida. Mr. Norton practices primarily in the areas of real estate, banking, corporate and business transactions and is a Florida Bar board certified real estate specialist, having earned such certification in 1991. He has practiced law in Sarasota since 1985 and is the past Chairman of the Joint Committee of the Sarasota Board of Realtors/Sarasota County Bar Association. Mr. Norton is active in Sarasota civic organizations and currently serves as a member of the Board of Directors of Sarasota Bank. Mr. Norton graduated from the University of Florida in 1981 and earned a J.D. degree from Stetson University School of Law in 1984 where he graduated Cum Laude. While in law school, Mr. Norton was chosen to serve on the Law Review. He was admitted to the Florida Bar in 1985.

     David Swor, age 67, has served as a Director since 1992.

     Mr. Swor, who is the father of Dr. Swor, provides business advisory services for the Board of Directors. From 1985 until the present, Mr. Swor had been engaged in the real estate brokerage business as the owner of Swor, Inc. The firm specializes in the development of commercial real estate properties along with operating other related business interest, holdings and investment properties. From 1992 to the present, Mr. Swor has been a member of the Board of Directors of SunTrust Bank in Sarasota, Florida. From 1974 until 1985, Mr. Swor was a co-owner of the real estate firm of Swor & Santini, Inc. which specialized in commercial real estate and investments. From 1973 until 1975, Mr. Swor was a realtor with Russ Gorgone, Inc. From 1971 until 1973, Mr. Swor was Vice President and co-owner of Carroll Oil Company, which operated a Texaco distributorship in Fort Myers, Florida. From 1959 until 1971, Mr. Swor was a salesman for Texaco and from 1958 until 1959, Mr. Swor was in advertising sales for the Orlando Sentinel Star. Mr. Swor received a B.A. degree from the University of Kentucky in 1955 and holds teaching certificates from the states of Kentucky and Florida.


     William B. Saye, MD, FACOG, FACS, age 60, has served as Medical Director of ALTC VirtualLabs since November 1998 and as a Director since January, 1999.

     Dr. Saye is the founder, CEO and Medical Director of ALTC. ALTC was started in 1990. Dr. Saye is also the Clinical Assistant Professor of OB/GYN for Emory University School of Medicine in Atlanta, Georgia. Dr. Saye, with another pioneering surgeon, made medical history when he performed the first laparoscopic cholecystectomy (removal of the gall bladder) in the United States. In the past nine (9) years, Dr. Saye has been instrumental in training more than 15,000 surgeons in various laparoscopic techniques and spearheaded the development of a new minimally invasive therapy, laparoscopic Doderlien hysterectomy. Dr. Saye received a BS from Georgia Institute of Technology in 1962 and his MD degree from Tulane University Medical School in 1965. Dr. Saye is board certified in Obstetrics and Gynecology and in Advance Operative Paparoscopy. Dr. Saye is the author of numerous articles on laparoscopic surgery and techniques.

Scientific Advisory Board

     In addition to the officers and directors of the Company, Surgical has a scientific advisory board which has provided advisory input on products, research and educational projects for the Company. Inactive members of this board can be called on to address issues which arise in ongoing research and development projects. Active/Inactive status depends upon the level of participation in the Company's current activities. Scientific Advisory Board members receive no salaries for their services but are compensated for any reasonable out of pocket expenses incurred on behalf of the Company. Included on such board are the following:

Mark Davis, M.D.
OB/GYN Physician & Safety Consultant
DeKalb Medical Center
Atlanta, Georgia

Donna Haiduven, RN/C.I.C.
Infection Control Specialist
Santa Clara Valley Medical Center
San Jose, California

Robert Morrison, M.D.
Optometrist/Chairman, Morrison International
New York, New York

Gail Lebovic, M.D. (Inactive)
Breast Surgeon
Co-Founder, Bay Area Breast Center
Palo Alto, California

Sharon Tolhurst, RN, MBA
Director, Cape Surgery Center
Sarasota, Florida

John Nora, M.D.
General Surgeon
Sarasota, Florida

George Maroulis, M.D. (Inactive)
Professor, University of South Florida
College of Medicine, Department of OB/GYN

Marguerite Barnett, M.D. (Inactive)
Plastic Surgeon
Venice, Florida

Ruth Dyal, M.D. (Inactive)
OB/GYN, Women's Care Specialists
Sarasota, Florida

Neil Pollack, M.D.
OB/GYN, Women's Care Specialists
Sarasota, Florida

Michael Shroder, M.D.

OB/GYN, Women's Care Specialists
Sarasota, Florida

Galen Swartzendruber, M.D.
OB/GYN, Women's Care Specialists
Sarasota, Florida

Phyliss Barber
FDA Compliance Consultant
Sarasota, Florida

Anne Johnson, O.R.T.
Surgical Technician
Columbus, Ohio

Andrew Garlisi, M.D.
Emergency Medicine
LaPorte, Indiana

Dr. Nathan Belkin
Former Researcher and Author in the infection control field

Scott Silverstein, M.D.
Occupational Health and Information Systems Specialist
Wilmington, Delaware

Gail Vallone
Operating Room Technologist
Las Vegas, Nevada

OASiS Medical Advisory Panel

        In addition to the officers and directors of the Company, Surgical has a medical advisory panel which approves, edits and contributes to content information for the OASiS system. Medical Advisory Panel members receive no salaries for their services but are compensated for any reasonable out of pocket expenses incurred on behalf of the Company. Included on such panel are the following:

Michael Abidin, MD
Nathan Belkin, PhD
Trish Carlson, RN, CEN, CFRRN
Dorothy Corrigan, RN
Mark Davis, MD
Donna Haiduven, BSN, MSN, CIC
Pamela Hart, CLS

Richard Howard, MD
James Li, MD
Mark Lipman, MD
James A. McGregor, MD CM
Trista Negele, MD
Heidi M. Stephens, MD
Pam Tenaerts, MD
Steven Weinstein, MT

Item 6.  Executive Compensation:

Through June 30, 1999:

                                                                Long Term Compensation

                          Annual Compensation                        Awards         Payout
                                                                                    s
                                                                                               ----------
(a)         (b)        (c)        (d)         (e)         (f)          (g)          (h)        (i)
                                              Other       Restricted   Securities
Name and                                      Annual      Stock        Underlying              All Other
Principal                                     Compen-     Award(s)     Options/     LTIP       Compen-
Position    Year       Salary ($) Bonus ($)   sation ($)  ($)          SARs  (f)    Payouts    sation ($)
----------------------------------------------------------------------------------------------------------
                                                                                                (1)
G.          1996            -                                                                  5,280
Michael     1997            -                                                                  4,877
Swor,       1998       32,500                                                                  5,400
Chairman    1999       30,000
of the
Board
and
Treasurer
(2)
----------------------------------------------------------------------------------------------------------
Frank M.    1996            -
Clark       1997            -
President   1998       32,731                             50,000       70,417
and CEO     1999       26,000
(3)(4)
----------------------------------------------------------------------------------------------------------


Donald      1996            -
K.          1997       16,675                             13,657
Lawrence    1998       57,278                                          17,604
Executive   1999       25,000
Vice
President
(5)
----------------------------------------------------------------------------------------------------------
James D.    1996       49,536                                                                  8,944
Stuart      1997       47,166                                                                  5,676
Former      1998         6,000                                                                 4,020
Executive
Vice
President
(6)
----------------------------------------------------------------------------------------------------------
David       1999       17,000
Collins,
Acting
Chief
Financial
Officer
(4)
----------------------------------------------------------------------------------------------------------

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2) Dr. Swor did not receive any salary prior to June 1998 at which time the Company and he executed an Employment Agreement for a salary of $60,000 per year. Other compensation includes life insurance paid by the Company.

(3) Mr. Clark executed an Employment Agreement with the Company in June 1998 for an annual salary of $60,000. As a signing bonus, Mr. Clark received 50,000 shares of restricted stock in the Company which is valued at $50,000 and options to purchase 200,000 shares of the Company's Common Stock at an exercise price of $1.75 per share. The Company's options have no current trading value.

(4) In April 1999, Mr. Clark and Mr. Collins received 12,000 and 34,000 shares of the Company's restricted Common Stock in lieu of salary in the amount of $7,812 due to Mr. Clark and consulting fees equal to $23,410
        due to Mr.  Collins.   (See Part I, Item 7.  "Certain Relationships and
        Related Transactions." and Part II, Item 4."Recent Sales of Unregistered Securities.")

(5) Mr. Lawrence executed an Employment Agreement with the Company in May 1997 for an annual salary of $50,000. Effective in January 1998, the salary of Mr. Lawrence was increased to $100,000 per year; however, he agreed to defer receipt of the additional amounts until a mutually agreed date. The Company began installment payments of the deferred amount on September 1, 1999. As consideration for the acquisition of the assets of Endex, Mr. Lawrence received 250,000 shares of restricted stock in the Company. Such shares were valued at the asset value of $13,657. In June 1998, the Company granted Mr. Lawrence options to purchase 100,000 shares of the Company's Common Stock at an exercise price of $1.75 per share. The Company's options have no current trading value.

(6) Mr. Stuart acted as the Executive Vice President of the Company until June, 1998. Other compensation includes a portion of his health insurance premiums which were paid by the Company and life insurance.

Year End Option Values for Executive Officers


Name                 Exercised           Value Realized       No. of              Value of
                                                              Unexercised         Unexercised
                                                              Exercisable/        Exercisable/
                                                              Unexercisable       Unexercisable
-----------------------------------------------------------------------------------------------
G. Michael           0                   0                    3,850,686/          473,634/
Swor                                                                        0                0

Frank M. Clark       0                   0                       200,000/                    0/
                                                                            0                0

Donald K.            0                   0                       100,000/                    0/
Lawrence                                                                    0                0

James D. Stuart      0                   0                           (1)                  (1)



(1) Mr. Stuart was not an executive officer at the year end 1998 and the number of unexercised exercisable/unexercised and the value of unexercised exercisable/unexercised options were not included in this table.

     In November 1998, the Company entered into a seven (7) year collaborative agreement with Dr. William B. Saye, the Medical Director and CEO of the Advanced Laparoscopy Training Center in Marietta, Georgia ("ALTC") under which the Company acquired the "digital rights" of ALTC and the resulting amalgam as it relates to surgical education and marketing rights to the ALTC database. Under this agreement, Dr. Saye became a member of the Company's Board of Directors and agreed to act as the Medical Director of ALTC VirtualLabs. Dr. Saye is compensated for travel expenses and paid an honorarium of $2,500 per day when his services are requested by Surgical. In addition, Dr. Saye was awarded stock options to purchase up to 1,000,000 shares of the Company's Common Stock over the period, 300,000 of which were issued upon the execution of the agreement, and the balance of which are issuable monthly. The intention of the agreement is that any educational activity involving ALTC or Dr. Saye on the Internet or other digital presence would be the property of and under the control of Surgical. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

     Except for certain shares of the Company's Common Stock issued and sold and options granted to the nine (9) executive officers and/or directors of the Company in consideration for various cash, loans and services performed for the Company by each of them, and rent paid to a company controlled by Dr. Swor for the Company's facility, cash or non-cash compensation in the amount of $276,083 was awarded to, earned by or paid to executive officers or directors of the Company for all services rendered in all capacities to the Company for the period January 1, 1996 through December 31, 1998..

     The Company has adopted an Employee Stock Option Plan and a Consultant Stock Option Plan. See Part I, Item 6. "Executive Compensation - Employee and Consultants Stock Option Plans."

Employee Contracts and Agreement

     The Company has entered into Employee Agreements with Dr. Swor, Mr. Clark and Mr. Lawrence, all of whom Staff and the Company treat as co-employees.

     The agreement with Dr. Swor was entered into on June 15, 1998 which was renewed June 1999. Dr. Swor is employed as the Treasurer and Medical Director of the Company at an annual salary of $60,000. The agreement is for a term of one
(1) year, which term is renewable year to year unless either party provides notice to the other within fourteen (14) days prior to the expiration that it seeks to terminate the agreement. Dr. Swor is required to devote such time as is required to fulfill his duties to the Company. Dr. Swor is reimbursed reasonable and necessary expenses incurred on behalf of the Company. Prior to the execution of this agreement, Dr. Swor received no salary for his services to the Company since its inception.

     The agreement with Mr. Clark was entered into on June 15, 1998 which was renewed June 1999. Mr. Clark is employed as the President and CEO of the Company for a term of one (1) year at a salary of $60,000, which term is renewable year to year unless either party provides notice to the other within fourteen (14) days prior to the expiration that it seeks to terminate the agreement. Mr. Clark is required to devote such time as is required to fulfill his duties to the Company. Mr. Clark is reimbursed reasonable and necessary expenses incurred on behalf of the Company. Mr. Clark received a signing bonus of 50,000 shares of restricted stock in the Company and was granted options to purchase 200,000 shares of the Company's Common Stock at an exercise price of $1.75 per share.

     The agreement with Mr. Lawrence was entered into on April 1, 1997 which was renewed April 1998 and April 1999. Mr. Lawrence is employed as the Marketing Director of the Company for a term of one (1) year at a salary of $50,000, which term is renewable year to year unless either party provides notice to the other within fourteen (14) days prior to the expiration that it seeks to terminate the agreement. Commencing January 1, 1998, Mr. Lawrence became the Executive Vice President of the Company. Effective January 1998, Mr. Lawrence's salary was increased to $100,000 per year; however, he agreed to defer receipt of the additional amount until a mutually agreed date. The Company began installment payments on the deferred amount of September 1, 1999. Mr. Lawrence is required to devote such time as is required to fulfill his duties to the Company. Mr. Lawrence is reimbursed reasonable and necessary expenses incurred on behalf of the Company.

Key Man Life Insurance

     The Company currently does not maintain key-man life insurance coverage on any of its officers or directors. However, the Company is the named beneficiary of a key-man life insurance policy currently owned by Dr. Swor.

Employee and Consultants Stock Option Plans

Employee Stock Option Plans

     On July 21, 1994, the Board of Directors adopted an Employee Stock Option Plan which is available to employees and Directors of the Company ("ESOP"). Pursuant to the ESOP, employees are given the opportunity to purchase a designated number of shares of the Company's common stock at a pre-set flat rate. The options are granted for a period of seven (7) years and are not transferable except by will or laws of descent and distribution. The options may not be exercised unless the Company has filed an effective registration statement on Form S-8 relating to the shares underlying the option. As to employees who are not also directors, such employees must agree to remain with the Company for a period of two (2) years from the date the option is granted. In the event that such employee is terminated during such two (2) year period for cause or at the request of the employee, to the extent any options have not been exercised, the options terminate immediately upon the termination of the employee. If termination is for any other reason, the employee has two (2) months from the date of termination to exercise. In the case of death, the options must be exercised within the lesser of (i) three (3) years from the date of death or (ii) five (5) years from the option issuance date. In the case of the capital restructure of the Company, the options are effective as if exercised prior to the capital restructuring event. The employee is limited to exercise the equivalent of $100,000 of Common Stock in the Company in any calendar year.

     In January, 1998, the Board of Directors revised the term of the ESOP ("1998 Revised ESOP"). Under the revised plan, the term is now determined by a Committee consisting of Frank Clark and Sam Norton (the "Stock Option

Committee"). The Stock Option Committee is evaluating recommendations for adjusting stock compensation for the Company employees and consultants.

     In January, 1999, the Board of Directors further revised the ESOP ("1999 Revised ESOP"). Under the further revised plan which is designated the "Surgical Safety Products 1999 Stock Option Plan", employees qualify for issuance of Incentive Stock Options under Section 422 of the Internal Revenue Code, as amended, Non-incentive Stock Options and Reload Options. Directors, consultants and advisors who are issued options under the plan only qualify for
Non-incentive Stock Options and Reload Options. All of the options under this plan terminate ten (10) years (except those issued to 10% or more shareholders, in which case they terminate in five (5) years) from issuance and vest for employees at the rate of one-third each year for three (3) years and vest as established by the Stock Option Committee for Directors, Consultants and Advisors. The plan is overseen by the Board of Directors or the Stock Option Committee and all issuances are at fair market value as defined in the plan (and 110% of fair market value in the case of a 10% or more shareholder). The plan provides the exercise rights on death, disability or termination of employment. The Company may, at its option, provide change of control rights to designated persons and if granted, the option holder is entitled to certain cash payments on all options granted whether or not vested if the Company changes control.


     Pursuant to the ESOP, the Company has granted options to purchase 4,166,316 shares of the Company's Common Stock representing proceeds on exercise of $1,320,000 under the 1994 ESOP, 683,330 shares of the Company's Common Stock representing proceeds on exercise of $683,330 under the 1998 Revised ESOP (without regard to the additional options to Dr. Saye which accrue at the rate of 8,333 per month) and 30,000 shares of the Company's Common Stock representing proceeds on exercise of $30,000 under the 1999 Revised ESOP to date as follows:


Employee                     Date Option          No. of Shares        Exercise     Term
                                Granted          subject to Exercise   Price        Years

1994 ESOP (1)(2)
G. Michael Swor (3)          07/21/94              3,850,686            $.317          7

Irwin Newman (4)             07/21/94                 63,126            $.317          7

James D. Stuart              07/21/94                 63,126            $.317          7

Samuel Norton                07/21/94                 63,126            $.317          7

David Swor                   07/21/94                 63,126            $.317          7

Thomas DeCesare (5)          07/21/94                 63,126            $.317          7

1998 Revised ESOP(2)
Frank M. Clark (6)           06/15/98               200,000             $1.00          7

Donald L. Lawrence (6)       06/15/98               100,000             $1.00          7

William B. Saye (7)          11/20/98               383,330             $1.00          7

1999 Revised ESOP (2)

G. Michael Swor (3)          01/01/99                10,000             $1.00         10

Frank M. Clark               01/01/99                10,000             $1.00         10

Donald L. Lawrence           01/01/99                10,000             $1.00         10

----------------------------------------------------------------------------------------------


(1) The options granted under the 1994 ESOP have been adjusted to reflect the new conversion rate in accordance with the capital restructuring provision which came into effect when Surgical Safety Products, Inc. of Florida merged into Sheffeld Acres, Inc., the surviving New York corporation.

(2) The Company relied upon Section 4(2) of the Act, Section 517.061(11) of the Florida Code and Section 10-5-9 (13) of the Georgia Code for the grant of these options.

(3) Dr. Swor received options for 63,126 shares of the Company's Common Stock as a Director and options for 3,787,560 shares of the Company's Common Stock in exchange for transfer of patents and rights to existing patent concepts. Dr. Swor was granted Non Incentive Stock Options under the 1999 Revised ESOP.

(4) In addition to the options granted to Mr. Newman for 63, 126 shares of the Company's Common Stock as a Director of the Company, options to purchase up to 315,630 shares of the Company's Common Stock were granted to Jenex Financial Services, Inc., a company of which Mr. Newman is the principal. Jenex is a financial service company which was issued the options under the Company's 1994 CSOP.

(5) Mr. DeCesare resigned as director on May 4, 1999 due to personal considerations.

(6) Each of these persons received their options as a bonus; Mr. Clark's as an additional incentive to join the Company as its CEO and Mr. Lawrence in consideration of outstanding services to the Company for the prior year. Although the options granted to Mr. Clark Aand Mr. Lawrence were exercisable at $1.75 per share, the Board of Directors on January 20, 1999 voted to reduce the exercise price to $1.00. Since the change was made after December 31, 1998, the original exercise price was used in the financial statements for purposes of determining weighted averages. In addition, the Board of Director at the January 1999 meeting increased the term of Mr. Clark's options from one (1) to seven (7) years.

(7) Dr. Saye received 300,000 issued on November 20, 1998. Dr. Saye receives additional 100,000 options per year on a monthly basis. Accordingly, 8,333 options are attributable for the each month from December 1998 through September 1999. The exercise price for the options is $1.00 for year one, $1.50 for year two, $2.00 for year three and $2.50 for years 4 through 7.

Consultant Stock Option Plans

        On July 21, 1994, the Board of Directors also adopted a Consultant Stock Option Plan which is available to certain consultants who provide services to the Company ("CSOP"). Pursuant to the CSOP, consultants are given the opportunity to purchase a designated number of shares of the Company's common stock at a pre-set flat rate. The options are granted for a period of seven (7) years and are not transferable except by will or laws of descent and distribution. The options may not be exercised unless the Company has filed an effective registration statement on Form S-8 relating to the shares underlying the option. In the event the consultant's services are terminated, such consultant has two (2) months from the date of termination in which to exercise and in the case of death, the estate has the lesser of (i) three (3) years from the date of death or (ii) five (5) years from the option issuance date in which to exercise. In the case of the capital restructure of the Company, the options are effective as if exercised prior to the capital restructuring event. There are no yearly limitation on the amount of options which may be exercised by consultants.

        In January, 1998, the Board of Directors revised the term of the CSOP ("1998 Revised CSOP"). Under the revised plan, the term is now determined by the Stock Option Committee. The 1998 CSOP requires that the options are not exercisable for a period of two (2) years from issuance

        In January, 1999, the Board of Directors adopted the 1999 Revised ESOP which covers consultants and advisors to the Company.

        Pursuant  to the CSOP,  the  Company  has  granted  options to  purchase
346,115 shares of the Company's Common Stock representing proceeds of $110,700 to the Company under the 1994 CSOP, options to purchase 129,000 shares of the Company's Common Stock representing proceeds of $114,500 to the Company under the 1998 Revised CSOP and 278,000 shares of the Company's Common Stock representing proceeds of $278,000 under the 1999 Revised ESOP to date as follows:

Consultant/                     Date Option      No. of Shares         Exercise     Term
Services Rendered               Granted          subject to Exercise   Price        Years

1994 CSOP(1)(2)
Danielle Chevalier           07/21/94                  3,156            $.317          7
  For marketing assistance
   at conventions

                                               93


Donna Haiduven               07/21/94             15,782                $.317          7
   For medical advisory and
   clinical studies

Jenex Financial Services
Inc. (3)                    07/21/94             315,630                $.317          7
   For financial advisory and
   corporate financing
   consulting services

Leann Swor                   07/21/94              6,313                $.317          7
   For marketing assistance
   at conventions

Loren Schuman                07/21/94              4,734                $.480          7
   For marketing consulting
   services

Bruce Cohen                  01/24/95                500                $.90           7
   Performed business
   valuations of acquisition
   candidates

1998 Revised CSOP (2)

Danielle Chevalier           01/01/98              2,000                $.50           7
   For marketing assistance
   at conventions

Leann Swor                   01/01/98              2,000                $.050          7
   For marketing assistance
   at conventions

Stacy Quaid (4)              01/01/98             50,000                $.50           7
   For assistance in
   becoming a reporting
   company

Mike Williams (4)            08/03/98             50,000               $1.00          7
   As a signing bonus

T.T. Communications          10/15/98             25,000               $1.50          7
   For investor relations
   services


1999 Revised ESOP (2)
David Collins (5)            01/01/99             10,000               $1.00          10
   For financial consulting
   services

Mike Williams (6)            1/01/99               5,000               $1.00          10
   As a performance bonus

Mike Williams (6)            1/08/99              50,000               $1.00          10
   As a performance bonus

Leann Lafko-Spofford (6)     1/01/99               5,000               $1.00          10
   As a performance bonus

Leann Lafko-Spofford (6)     1/08/99              50,000               $1.00          10
   As a performance bonus

Stacy Quaid (6)              1/01/99               3,500               $1.00          10
   As a performance bonus

Stacy Quaid (6)              1/08/99              21,500               $1.00          10
   As a performance bonus

Eric Hill (6)                1/01/99               3,000               $1.00          10
   As a performance bonus

Eric Hill (6)                1/08/99              25,000               $1.00          10
   As a performance bonus

Scott Heap, Ad-Vantagenet    01/8/99              20,000               $1.00          10
   For OASiS development
   services

Ray Villares, Ad-Vantagenet  01/8/99              20,000               $1.00          10
   For OASiS development
   services

David Collins (5)            01/19/99             65,000               $1.00          10
   For financial consulting
   services

----------------------------------------------------------------------------------------------

(1) The options granted under the 1994 CSOP have been adjusted to reflect the new conversion rate in accordance with the capital restructuring provision which came into effect when Surgical Safety Products, Inc. of Florida merged into Sheffeld Acres, Inc., the surviving New York corporation.

(2) The Company relied upon Section 4(2) of the Act and Section 517.061(11) of the Florida Code for the grant of these options.

(3) These options were granted to Jenex in exchange for certain financial services provided to the Company. Mr. Newman, a Director of the Company, is the principal of Jenex. Mr. Newman is deemed the beneficial owner of these options.

(4) Each of these persons received their options as a bonus; Ms. Quaid in consideration of outstanding services to the Company for the prior year in assisting with the Company's registration as a reporting company and Mr. Williams as an additional incentive to join the Company as the Sales Manager. Although the options granted to Mr. Williams were exercisable at $1.75 per share, the Board of Directors on January 20, 1999 voted to reduce the exercise price to $1.00. Since the change was made after December 31, 1998, the original exercise price was used in the financial statements for purposes of determining weighted averages.

(5) David Collins received these options as a consultant to the Company prior to his election to the Board of Directors on January 20, 1999.

(6) Each of these persons is covered by the Staff agreement and is treated as a co-employee; however, for purposes of qualification under the 1999 Revised ESOP, such person has been treated as a consultant and advisor to the Company who qualifies for non-incentive stock options.

Compensation of Directors

        The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.  Certain Relationships and Related Transactions:

        On June 1, 1992, the Company issued 11,300 shares of the Company's restricted stock to Dr. Swor and 2,000 shares to Mrs. Swor (of which Dr. Swor is deemed the beneficial owner) each in exchange for services rendered to Surgical valued at a total of $1,400. Following the merger with Sheffeld Acres, Inc., these shares were converted into 4,197,879 shares in the restructured company. In July 1996, Dr. Swor received options to purchase 63,126 of the Company's Common Stock as a Director and options to purchase 3,787,560 shares of the Company's Common Stock in exchange for transfer of patents and rights to existing patent concepts. In 1996, Dr. Swor received 478,630 shares of restricted stock as payment of debt and related interest on loans which Dr. Swor made to the Company totaling $239,315. In 1996, Dr. Swor gifted 816,619 of his shares to James D. Stuart. In September, 1996 Savannah Leasing purchased the Company's executive office building at 2018 Oak Terrace with cash from Dr. Swor and 50,000 shares of his stock which were valued at $0.50 per share. These shares were transferred to the third party seller. At December 31, 1997, the Company was indebted to Dr. Swor in the amount of $197,720. In addition, the Company was indebted to Savannah Leasing, a company owned by Dr. and Mrs. Swor. The amount owed at December 31, 1997 was $36,000. Interest on the notes was 10.0%. At December 31, 1997, interest payable on these loans totaled $17,667. Out of the proceeds of the sale of the Company's Common Stock during the period of March 1998 through June 1998, the Company made repayment of principal and interest on the 1997 indebtedness. During fiscal 1998, Dr. Swor loaned the Company an additional $23,000. The balance of these notes payable was repaid during fiscal 1998 and at December 31, 1998, there were no amounts due to Dr. Swor. Interest expense relating to these notes amount to $9,882 and $15,314 for the years ended December 31, 1998 and 1997 respectively. The Company has a line of credit in the amount of $100,000 which expires in May 2017 and is guaranteed by Dr. Swor and his wife. In fiscal 1999, the line of credit has been used to fund operations on a short term basis and $20,000 is currently outstanding. Dr. Swor has a year to year employment contract with the Company.

        On June 1, 1992, the Company issued 1,500 shares of restricted stock to David Swor for which it received $15,000. Following the merger with Sheffeld Acres, Inc., these shares were converted into 473,445 shares in the restructured company.

        On November 5, 1992, the Company issued 120 shares of the Company's restricted stock to Sam Norton for which it received $6,000. On March 1, 1993, the Company issued 34 shares of the Company's restricted stock to Sam Norton for which it received $2,000. Following the merger with Sheffeld Acres, Inc., these shares were converted into 48,607. In 1996, the Company issued 4,793 shares of the Company's restricted stock to Mr. Norton as payment for legal services valued at $4,793.

        On March 1, 1993, the Company issued 100 shares of the Company's restricted stock to James D. Stuart and David Stuart jointly for which it received $6,000. On May 9, 1993, the Company issued 100 shares of the Company's restricted stock to Mr. Stuart in exchange for services rendered valued at par. Following the merger with Sheffeld Acres, Inc., each 100 shares was converted to 31,563 for a total of 63,126 shares. In 1996, Mr. Stuart received 816,619 shares of restricted stock from Dr. Swor as a gift.

        On March 1, 1993, the Company issued 30 shares of the Company's restricted stock to Tom DeCesare (then a Director), in exchange for services rendered valued at par. Following the merger with Sheffeld Acres, Inc., these shares were converted into 9,469.

        On July 21, 1994, the Board of Directors adopted the 1994 ESOP and awarded options to purchase the post-merger equivalent of 63,126 shares of the Company's Common Stock to each of the Company's six (6) directors at an exercise price of $.317. There was no value attached to the grant of such options. At the same time, the Company awarded Dr. Swor options to purchase 3,787,560 shares of the Company's Common Stock at an exercise price of $.317 in exchange for the transfer of certain patents and rights to previously patented concepts to the

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Company, which patents and rights were valued at approximately $1,200,000.

        On July 21, 1994, the Board of Directors also adopted the 1994 CSOP under which it awarded options to purchase the post-merger equivalent of a total of 346,115 shares of the Company's Common Stock. These options were granted to consultants in consideration of services valued; however, there was no value attached to the grant of such options.

        On December 8, 1997, the Company acquired all of the assets of Endex Systems, Inc., d/b/a InterActive PIE ("Endex"), a Florida corporation. The assets of Endex were valued at approximately $14,000 for which the Company issued 250,000 shares of restricted common stock. Endex was a medical multimedia software company, experienced in computer graphics related to the medical industry. The acquisition was made to implement the Company's Data Systems Division's development of its surgical safety, touch-screen network known as OASiS. The President and Chief Executive Officer ("CEO") of Endex, Donald Lawrence, became the Vice President of Sales and Marketing of the Company. Mr. Lawrence has a year to year employment contract with the Company. (See Part I, Item 6. "Executive Compensation - Employee Contracts".) In consideration of outstanding service to the Company in 1997, Mr. Lawrence was granted an option to purchase 100,000 shares of the Company's Common Stock at a price of $1.75 under the 1998 Revised ESOP. In January 1999, the Board voted to reduce the exercise price on the option to $1.00 per share. There was no value attached to the grant of such options.

        In March 1998, the Company entered into an agreement with Stockstowatch, whereby Stockstowatch agreed to provide investor relations services as a media consultant to the Company in exchange for issuance of 300,000 shares of the Company's Common Stock valued at $45,000. On October 27, 1998, the SEC brought an action against Stockstowatch and its principal, Steven A. King, for injunctive and other relief to enjoin the defendants from touting and "scalping" securities in violation of the anti-fraud and anti-touting provisions of the federal securities laws (Securities and Exchange Commission v. Stockstowatch.com and Steven A. King, United States District Court, Middle District of Florida, Tampa Division, Case No. 98-2198-CIV-T-26B). The SEC alleges that since October 1997, the defendants touted the securities of at least five "microcap" companies, one of which is Surgical, over the Internet through e-mail sent to over 200,000 subscribers and on the defendant's website. The SEC has taken no action against Surgical nor has it made any allegations that the Company directly or indirectly acted improperly in this matter or was in any way involved in the alleged violations.

        In the Stockstowatch complaint, the SEC further alleges that almost every stock touted by the defendants (1) the volume and/or price increased sharply, sometimes as much as 200% shortly after the defendants' buy recommendations; and (2) the defendants took advantage of the market interest they created by selling into the inflated market large amounts of the stock they received in consideration of their promotional services. Further the SEC alleges that the defendants realized profits in excess of $1 million from sales of these securities. The SEC alleges that the defendants failed to disclose that they had received stock as compensation from the issuers of the securities they touted and did not disclose that they intended to sell the stock in contravention of their buy recommendations which is a fraudulent practice known as "scalping".

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The SEC is seeking  permanent  injunctive  and  equitable  relief,  including an
accounting,   disgorgement  of  gains  with  pre-judgement  interest  and  civil penalties against each defendant. The SEC alleges, with reference to Surgical, that Surgical entered into a consulting agreement with Stockstowatch on March 19, 1998 in which Stockstowatch agreed to profile Surgical in exchange for 300,000 free-trading shares of its Common Stock. On the date the contract was executed, Surgical's Common Stock was trading at $.145. The shares were received by Stockstowatch on April 9, 1998, on which date Surgical's Common Stock closed at $.87. According to the Complaint, on April 21, 1998, Stockstowatch e-mailed the Surgical Profile to its subscribers. In the profile, Stockstowatch stated that Surgical "represents the most positive upside potential of any company we have profiled." This profile continued: "[a]s a result of our own independent due diligence, our industry insiders believe this stock will be a $20.00 stock within 18 months." The SEC states in its complaint that there was a small print disclaimer which accompanied the profile which stated that Stockstowatch had entered into a compensation agreement valued at $43,500, but that such disclaimer did not disclose that Stockstowatch received Surgical's Common Stock and that it intended to sell the stock after the profile.

     In March 1998, the Company issued 100,000 shares of the Company's Common Stock valued at $15,000 to Mintmire & Associates in exchange for legal services.

     In April 1998, the Company issued 2,500 shares of restricted stock to Xavier Calderon in exchange for computer consulting services valued at $4,375.

     On June 15, 1998, the Company engaged Frank M. Clark to act as the President of the Company. As such he received 50,000 shares of the Company's Common Stock as a signing bonus valued at $50,000 and options to purchase up to 200,000 shares of the Company's Common Stock at a price of $1.75 per share under the 1998 Revised ESOP. In January 1999, the Board voted to reduce the exercise price on the option to $1.00 per share and to increase the exercise term. Mr. Clark's shares were valued at $50,000 and there was no value attached to the grant of his options. Mr. Clark has a year to year employment contract with the Company.

     In October 1998, the Company entered into an agreement with T.T. Communications, Inc. to provide investor relations services for the Company. T.T. Communications, Inc.'s function is to contact investment and media people throughout the United States and to participate in the preparation of communication packages including annual and quarterly reports, news and press releases and publicity and corporate profiles. The initial agreement was for a period of three (3) months for which T.T. Communications, Inc. receives $2,000 per month and reimbursement of out of pocket expenses. In addition, T.T. Communications, Inc. was granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.50. In the event T. T. Communications, Inc. introduces the Company to a suitable financing source, they will be compensated by a cash finder's fee equal to 1.5% on the initial financing and .75% on any subsequent financing. The agreement is cancelable by either party with 30 days written notice. The agreement continues on a month to month basis.

     In November 1998, the Company entered into a seven (7) year collaborative agreement with Dr. William B. Saye, the Medical Director and CEO of the Advanced Laparoscopy Training Center in Marietta, Georgia ("ALTC") under which the

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Company  acquired the "digital  rights" of ALTC and the resulting  amalgam as it relates to surgical education and marketing rights to the ALTC database. Under this agreement, Dr. Saye became a member of the Company's Board of Directors and agreed to act as the Medical Director of ALTC VirtualLabs. Dr. Saye is to be compensated for travel expenses and will be paid an honorarium of $2,500 per day when his services are requested by Surgical. In addition, Dr. Saye was awarded stock options to purchase up to 1,000,000 shares of the Company's Common Stock over the period, 300,000 of which were issued upon the execution of the agreement, and the balance of which are issuable monthly. The intention of the agreement is that any educational activity involving ALTC or Dr. Saye on the Internet or other digital presence would be the property of and under the control of Surgical.

        Pursuant to a settlement agreement dated December 1, 1998 with MediaWorks, a former consultant to the Company, relative to the litigation between the parties, the Company agreed to make two types of payments in exchange for the dismissal of the action with prejudice: (1) to pay MediaWorks $50,000 and (2) to issue 40,000 shares of Rule 144 stock. (See Part II, Item 2. "Legal Proceedings."; and Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In April 1999 the Company commenced a self-directed private placement offering of its restricted Common Stock and warrants for which it received gross proceeds of $475,000, for which Directors Sam Norton, David Swor and Dr. Saye each purchased 50,000 shares and were granted warrants to purchase 25, 000 shares on the same terms as outside investors. Pursuant to such offering, a total of 950,000 shares of restricted Common Stock were issued and warrants to purchase 475,000 shares of the Company's restricted Common Stock at an exercise price of $1.00 exercisable within five (5) years were granted. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In April 1999, the Company entered into an agreement with KJS to provide consulting services. KJS agreed to accept 7,000 shares of the Company's common stock valued at the current bid price of $.50 as part of an initial retainer with the balance of $1,500 to be paid in cash at such time as KJS introduces the Company to five institutional funding sources. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In April 1999, the Company issued 2,000 shares each to David Utz and Robert Wingate, two consultants of the Company in lieu of cash for services relating to their production of a CD-Rom disc to be used to promote OASiS. Such 4000 shares were valued at $2,250 which was based upon the closing price for the shares on the dates the services were due to be paid. Such offering was made in reliance on Section 4(2) of the Act and Rule 506. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

        In May 1999, the Company entered into an agreement with Ten Peaks to pay a finder's fee for successfully securing specifically defined financing for the Company. Ten Peaks agreed to accept 6,000 shares of the Company's common stock in lieu of a retainer provided such stock had a fair market value as reported on Bloomberg, LLP on the date of execution of not less than $.66. Although obligated to issue such shares, the Company has decided not to deliver such shares since it believes that Ten Peaks did not perform as required. The

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offering was made  pursuant to Section  4(2) of the Act and Rule 506.  (See Part
II, Item 4. "Recent Sales of Unregistered Securities.")

        In May 1999, the Company issued a total of 46,000 shares of its restricted Common Stock to Frank Clark and David Collins and 11,400 shares of its restricted Common Stock to three (3) other employees in lieu of salary and consulting fees due from the Company to each of them, which salary and consulting fees were valued at $31,222 in the case of Mr. Clark and Mr. Collins and at $7,832 in the case of the three (3) employees. The Company issued such shares pursuant to Section 4(2) of the Act and Rule 506. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

Item 8.  Description of Securities:

Description of Capital Stock

        The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $.001 par value per share and authorized the Board of Directors to issue shares of Preferred Stock, the aggregate number of which, the class or series of classes, whether a class is with or without par value, the relative rights and preferences and the limitations, if any, as it may determine. Although the Board of Directors is authorized to issue shares of Preferred Stock and to set the par value and other rights thereon, none has been issued to date.

Description of Common Stock

        All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

        Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a

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number of factors,  including  future  earnings,  capital  requirements  and the financial condition of the Company.

Description of Preferred Stock

        Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has not issued any shares of Preferred Stock to date. The Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for the Company's Common Stock is Signature Stock Transfer, Inc. which is located at Office in the Park, 14675 Midway Road, Suite 221, Dallas, Texas 75244, telephone (972) 788-4193, facsimile
(972) 788-4194.

                                             PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

        (a)    Market Information.

        The Common Stock of the Company is quoted on the OTC Bulletin Board under the symbol "SURG". The high and low bid information for each quarter for the years ending December 31, 1996, December 31, 1997 and December 31, 1998 and for the first two quarters of 1999 are as follows:

Quarter                     High Bid       Low Bid       Average Bid
First Quarter 1996            1/4           3/16          .218
Second Quarter 1996           3/4           1/8           .445
Third Quarter 1996            1/4           1/8           .177
Fourth Quarter 1996           1/4           1/8           .176
First Quarter 1997            1/4           3/32          .135
Second Quarter 1997           1/4           3/32          .106
Third Quarter 1997            3/8           1/8           .183
Fourth Quarter 1997           9/64          1/8           .132
First Quarter 1998           29/32          9/64          .215
Second Quarter 1998         3-1/8          11/16         2.299
Third Quarter 1998          2-9/64        1-9/64         1.646
Fourth Quarter 1998          31/32         17/32          .750

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


First Quarter 1999           13/16          1/3           .57
Second Quarter 1999         1-7/8           7/16         1.156

        The quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not reflect actual transactions.

        (b)    Holders.

     As of September 30, 1999, the Company has 1,090 shareholders of record of its 11,811,373 outstanding shares of Common Stock (6,000 of which are attributable to the Ten Peaks agreement which the Company, although obligated to pay, is holding back for what it considers non-performance), 7,078,329 of which are restricted Rule 144 shares and 4,720,044 of which are free-trading. As of the date hereof, the Company has outstanding options to purchase 6,107,261 shares of Common Stock (without regard to the additional options to Dr. Saye which accrue after September 30, 1999 at the rate of 8,333 per month). Of the Rule 144 shares, 5,391,933 shares have been held by affiliates of the Company for more than one (1) year.

        (c)    Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

     There are no limitations on the ability of the Company to declare dividends; except those set forth in New York Statute 510 which prohibits dividends if the Company is insolvent or would be made insolvent by the declaration of a dividend and all dividends must be made out of surplus only.

Item 2.      Legal Proceedings.

     In August 5, 1997, the Company entered into an agreement with Gambit, Inc., d/b/a MediaWorks ("MediaWorks") as a producer of record of the Surgical Safety Network, now known as OASiS. Pursuant to the agreement, MediaWorks estimated the cost of its work on the project at no more than $217,000, a portion of which was to be paid over a three (3) month period against billable hours, with the balance less $60,000 payable after the third payment at an amount equal to not less than fifty percent (50%) of Surgical's revenue stream after operating expenses, sales, marketing and hardware equipment costs for all installations after the SMH contract. Subject to on-time delivery of the work to be performed, Surgical agreed to pay, as a performance bonus, unrestricted Common Stock equal to twenty five percent (25%) of the total cost of the SMH project, with the number of shares determined by the value of the Company's Common Stock at the time of issuance. Further, it was understood that all material and production rights, including source codes and related documentation, upon completion of the presentation and payment of the outstanding balance, would become the property of Surgical.

     On July 13, 1998, the Company was served with a Summons and Complaint for an action brought against it by MediaWorks. (Gambit, Inc. d/b/a MediaWorks v. Surgical Safety Products, Inc., Circuit Court of the Twelfth Judicial Circuit,

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Sarasota County, Florida, Case No. 98-4022-CA-01) The Complaint sets forth three
(3) causes of action: an action for specific performance demanding that Surgical issue 289,720 shares unrestricted shares based upon the twenty five percent (25%) of the cost of the SMH installation divided by the share price on February 20, 1998 of the Company's Common Stock; in the alternative seeking damages in the amount of $732,993 which was the number of shares determined by the formula multiplied by the share price on July 1, 1998 of the Company's Common Stock; and seeking an accounting based upon a dissolution of the partnership which MediaWorks alleges was formed with Surgical.

        On or about July 31, 1998, the Company filed Motions to Dismiss and for a More Definite Statement of Count II of the Company. The purpose of the Motion for a More Definite Statement was so that the plaintiff will clarify how they contended they are entitled to the stock bonus so that Surgical could frame its defense and show defects, delays and deficiencies in the performance by MediaWorks. Surgical believed that MediaWorks failed to perform on the contract since the OASiS version 1 software had problems and that MediaWorks failed to meet performance and delivery requirements as agreed. Therefore, the Company believed that it had just and meritorious defenses and counterclaims to this action. Pursuant to a settlement agreement dated December 1, 1998, the Company agreed to make two types of payments in exchange for dismissal of the action with prejudice: (1) to pay MediaWorks $50,000 and (2) to issue 40,000 shares of Rule 144 stock. See Part II, Item 4. "Recent Sales of Unregistered Securities." MediaWorks was permitted to remove its software from SMH and agreed to return a computer to the Company. The suit was dismissed with prejudice and each party paid their own costs of the case.

        The Company knows of no other legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3.        Changes in and Disagreements with Accountants:

        The Company has used the accounting firm of Kerkering, Barberio & Co., P.A. since 1993. There address is 1858 Ringling Boulevard, Sarasota, Florida 34236. This firm began providing audited financial statements for the Company in 1994. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Kerkering, Barberio & Co., P.A. through the date hereof.

Item 4.        Recent Sales of Unregistered Securities:

        On June 1, 1992, the Company issued 11,300 shares of the Company's restricted stock to Dr. Swor and 2,000 shares to Mrs. Swor (of which Dr. Swor is deemed the beneficial owner) each in exchange for services rendered to Surgical valued at a total of $1,400. Following the merger with Sheffeld Acres, Inc., these shares were converted into 4,197,879 shares in the restructured company. In July 1994, Dr. Swor received options to purchase 3,850,686 shares of the Company's Common Stock at $0.317 per share, options to purchase 63,126 shares as a Director and options to purchase 3,787,560 shares in exchange for transfer of all rights in four (4) patents and other patentable ideas. In 1996, Dr. Swor

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



received 478,630 shares of restricted stock as payment of debt and related interest on loans which Dr. Swor made to the Company totaling $239,315. In 1996, Dr. Swor gifted 816,619 of his shares to James D. Stuart. In September, 1996 Savannah Leasing purchased the Company's executive office building at 2018 Oak Terrace with cash from Dr. Swor and 50,000 shares of his stock which were valued at $0.50 per share. These shares were transferred by Savannah Leasing to the third party seller. In each case, Dr. Swor relied upon Section 4(1) of the Act which exempts transactions by a person other than the issuer, an underwriter or a dealer.

        On June 1, 1992, the Company issued 1,500 shares of restricted stock to David Swor for which it received $15,000. Following the merger with Sheffeld Acres, Inc., these shares were converted into 473,445 shares in the restructured company.

        On November 5, 1992, the Company issued 120 shares of the Company's restricted stock to Sam Norton for which it received $6,000. On March 1, 1993, the Company issued 34 shares of the Company's restricted stock to Sam Norton for which it received $2,000. Following the merger with Sheffeld Acres, Inc., these shares were converted into 48,607. In 1996, the Company issued 4,793 shares of the Company's restricted stock to Mr. Norton as payment for legal services valued at $4,793.

        On March 1, 1993, the Company issued 100 shares of the Company's restricted stock to James D. Stuart and David Stuart jointly for which it received $6,000. On May 9, 1993, the Company issued 100 shares of the Company's restricted stock to Mr. Stuart in exchange for services rendered valued at par. Following the merger with Sheffeld Acres, Inc., each 100 shares was converted into 31,563 shares for a total of 63,126 shares. In 1996, Mr. Stuart received 816,619 shares of restricted stock from Dr. Swor as a gift.

        For the transactions with Dr. Swor (except for the gifts to Mr. Stuart and Savannah Leasing), Mrs. Swor, David Swor, Mr. Norton, James and David Stuart and Mr. DeCesare, then a Director, the Company relied upon the exemption under
Section 4(2) of the Act and Section 517.061(11) of the Florida Code. Such reliance upon Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of his or her position as an officer and director of the Company and or as an a party related to an officer or director. The basis of reliance upon Section
517.061(11) of the Florida Code were (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement;
(iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of Surgical or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Dr. Swor relied upon Rule 144 promulgated under the Act for his gifts to Mr. Stuart and Savannah Leasing.

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        On  May  30,  1995,   the  Company   completed  the   preparation  of  a
self-directed private placement memorandum offering shares of the Company's Common Stock and Warrants. This offering was conducted pursuant to Section 4(2) of the Act and Rule 506 promulgated under Regulation D of the Act to not more than thirty five (35) non accredited investors, Section 49:3-50(b)(9) of the New Jersey Code to not more than 10 New Jersey investors and Section 517.061(11) of the Florida Code. The offering was amended on October 30, 1995. The basis for reliance upon the Section 4(2) exemption in connection with this transaction was
(i) the sale of the shares of Common Stock did not constitute a public  offering
and  (ii)  the  investors  were  sophisticated   investors  who  had  access  to
information on the Company necessary to make an informed investment decision by virtue of the disclosure in the offering memorandum and its amendment and the availability to ask questions of management of the Company. Although required by Regulation D under which Rule 506 offerings are made within fifteen (15) days of the first sale, the Company did not file a Form D with the SEC until September 1999. In addition, one sale was made in the State of New York for which no registration was made and no exemption was available. The basis for reliance upon Section 49:3-50(b)(9) of the New Jersey Code was (i) there were not more than 10 purchasers in the State of New Jersey; (ii) no commissions were paid for the sales in New Jersey; (iii) there was no form of general solicitation; and
(iv) the purchaser acquired the shares with an investment purpose. The basis of reliance upon Section 517.061(11) of the Florida Code were (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of Surgical or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Initially, the offering required a minimum investment of $5,000 in exchange for which an investor would receive 5,000 shares of Common Stock, $.001 par value per share and three-year warrants to purchase 2,500 shares of the Company's Common Stock at an exercise price of $1.50. Pursuant to this offering, the Company received gross proceeds in the amount of $37,500, $5,000 of which was subsequently refunded. This refund was made because certain paperwork and signatures were not properly executed. By agreement with the investors, in lieu of the unit arrangement, the investors each acquired shares at $.50 per share. A total of 65,000 shares of the Company's Common Stock were issued pursuant to this offering.

        On December 8, 1997, the Company acquired all of the assets of Endex which were valued at approximately $14,000 for which the Company issued 250,000 shares of restricted common stock. Endex was a medical multimedia software company, experienced in computer graphics related to the medical industry. The acquisition was made to implement the Company's Data Systems Division's development of its surgical safety, touch-screen network known as OASiS. The President and Chief Executive Officer ("CEO") of Endex, Donald Lawrence, became the Vice President of Sales and Marketing of the Company. The Company relied upon the exemption under Section 4(2) of the Act and Section 517.061(11) of the Florida Code. Such reliance upon Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii)


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Endex is a sophisticated purchaser and had full access to the information on the
Company necessary to make an informed investment decision by virtue of his due diligence during the negotiating process and his position as an officer of the Company. The basis of reliance upon Section 517.061(11) of the Florida Code were(i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of Surgical or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their
own  interests  in  connection  with  the   transaction;   (iv)  each  purchaser
represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.

        From March through June 1998, the Company received gross proceeds in the amount of $999,000 from the sale of a total of 920,000 shares of Common Stock in four (4) offerings . The Company undertook its first offering of 400,000 shares of Common Stock pursuant to Rule 504 on March 1, 1998, exchanging 300,000 shares with an independent consultant (Stockstowatch) for the Company and 100,000 shares to its legal advisor in exchange for services; its second offering of 400,000 shares of Common Stock pursuant to Rule 504 on April 1, 1998 upon the exercise of an option granted pursuant to a Stock Option Agreement; its third offering of 60,000 shares of Common Stock pursuant to Rule 504 on June 8, 1998; and its fourth offering of 60,000 shares of Common Stock pursuant to Rule 504 on June 18, 1998. The SEC has brought an action against Stockstowatch alleging that they violated anti-fraud and anti-touting provisions of the federal securities laws with reference to the shares it received for services. While no offering memorandum was used in connections with these offerings, the business plan of the Company, which was disclosed to each prospective investor, was for the provision of product development, sales and services for the medical industry. The Company claimed the exemption from registration in connection with each of these offerings under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 517.061(11) of the Florida Code.

        The facts relied upon by the Company to make the federal exemption available include the following: (i) the aggregate offering price of the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended, (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the SEC.


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        The facts relied upon to make the Florida  exemption  available  include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of Surgical or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their
own  interests  in  connection  with  the   transaction;   (iv)  each  purchaser
represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under
Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to have satisfied this rule if such purchaser or his representative has been given access to all material books and records of the
issuer;   all  material   contracts  and  documents  relating  to  the  proposed
transaction; and an opportunity to question the appropriate executive officer. In that regard, the Company supplied such information and was available for such questioning.

        In April 1998, the Company issued 2,500 shares of restricted stock to Xavier Calderon in exchange for computer consulting services valued at $4,375. The Company relied upon the exemption under Section 4(2) of the Act and Section 517.061(11) of the Florida Code. Such reliance on Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) M. Calderon is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of his position as a consultant of the Company. The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) the purchasers either had a preexisting personal or business relationship with one or more of the executive officers of Surgical; (iv) the purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, the purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.

        On June 15, 1998, the Company engaged Frank M. Clark to act as the President of the Company. As such he received 50,000 shares of the Company's Common Stock as a signing bonus valued at $50,000 and options to purchase up to 200,000 shares of the Company's Common Stock at a price of $1.75 per share under the 1998 Revised ESOP. For such issuance and grant, the Company relied upon the exemption under Section 4(2) of the Act and Section 517.061(11) of the Florida Code. Such reliance upon Section 4(2) of the Act was based upon the fact that
(i) the issuance of the shares did not involve a public offering and (ii) Mr. Clark is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of his due diligence prior to becoming an officer and director of the Company. The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii)

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neither  the offer nor the sale of any of the  shares  was  accomplished  by the publication of any advertisement; (iii) the purchasers had a preexisting personal or business relationship with one or more of the executive officers of the Company; (iv) the purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, the purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.


        In October 1998, the Company entered into an agreement with T.T. Communications, Inc. to provide investor relations services for the Company. T.T. Communications, Inc.'s function is to contact investment and media people throughout the United States and to participate in the preparation of communication packages including annual and quarterly reports, news and press releases and publicity and corporate profiles. The initial agreement was for a period of three (3) months for which T.T. Communications, Inc. receives $2,000 per month and reimbursement of out of pocket expenses. In addition, T.T. Communications, Inc. was granted options to purchase 25,000 shares of the Company's Common Stock at an exercise price of $1.50. In the event T. T. Communications, Inc. introduces the Company to a suitable financing source, they will be compensated by a cash finder's fee equal to 1.5% on the initial financing and .75% on any subsequent financing. The agreement is cancelable by either party with 30 days written notice. The agreement continues on a month to month basis. The Company relied upon the exemption under Section 4(2) of the Act and Section 109.13(k) of the Texas Code. Such reliance on Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) T.T Communications, Inc. is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of its position as a consultant of the Company. The facts relied upon to make the Texas exemption available are that Texas exempts from registration any offer or sale of securities offered or sold in compliance with the Act and Rule 506 offerings under Regulation D.

        In November 1998, the Company entered into a seven (7) year collaborative agreement with Dr. William B. Saye, the Medical Director and CEO of the Advanced Laparoscopy Training Center in Marietta, Georgia ("ALTC") under which the Company acquired the "digital rights" of ALTC and the resulting amalgam as it relates to surgical education and marketing rights to the ALTC database. Under this agreement, Dr. Saye became a member of the Company's Board of Directors and agreed to act as the Medical Director of ALTC VirtualLabs. Dr. Saye is compensated for travel expenses and paid an honorarium of $2,500 per day when his services are requested by Surgical. In addition, Dr. Saye was awarded stock options to purchase up to 1,000,000 shares of the Company's Common Stock over the period, options for 300,000 of which were issued upon the execution of the agreement under the Company's 1998 Employee Stock Option Plan, and the balance of which are issuable monthly. The Company issued these shares and granted the options pursuant to Section 4(2) of the Act and Section 10-5-9 (13) of the Georgia Code. Such reliance on Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and
(ii) Dr. Saye is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of his position as a consultant of the Company. The facts relied upon to make the Georgia exemption available include the following: is that (i) there were 15 or less purchasers in the state in a 12-month period, (ii) there was

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no form of general  solicitation or advertising,  (iii) any certificate or other document  representing the security bears the Georgia  restrictive  legend,  and
(iv) each investor confirmed in writing that they were purchasing with investment intent. The basis for reliance upon Section 10-5-9(13) of the Georgia Code in connection with this offering is that (i) there were 15 or less purchasers in the state in a 12-month period, (ii) there was no form of general
solicitation   or   advertising,   (iii)  any   certificate  or  other  document
representing the security bears the Georgia restrictive legend, and (iv) each investor confirmed in writing that they were purchasing with investment intent.

        In December 1998, the Company settled all litigation with MediaWorks. The 40,000 shares agreed as part of the settlement were issued on December 8, 1998. Such shares were valued at the average of the closing prices of Surgical's shares for the dates between the settlement (December 1, 1998) and the issuance (December 8, 1998) at $.76 per share for a total of $36,000. The Company relied upon the exemption under Section 4(2) of the Act and Section 517.061(11) of the Florida Code. Such reliance upon Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) MediaWorks is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of its position as a consultant to the Company. The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) the purchasers had a preexisting personal or business relationship with one or more of the executive officers of Surgical; (iv) the purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, the purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.

        In April 1999 the Company commenced a self-directed private placement offering of its restricted Common Stock and warrants for which it received gross proceeds of $475,000. Pursuant to such offering, 950,000 shares of restricted Common Stock were issued and warrants to purchase 475,000 shares of the Company's restricted Common Stock at an exercise price of $1.00 exercisable within five (5) years were granted. Three directors purchased shares under this offering. The Company conducted this offering pursuant to Section 4(2) of the Act and Rule 506 and Section 517.061(11) of the Florida Code; Section 10-5-9(13) of the Georgia Code; Regulation 130.293 of the Illinois Code; Section 292.410(h) of the Kentucky Code and Section 201.[70 P.S. 1.201] of the Pennsylvania Code. No offering memorandum was used in connection with this offering. Rather investors were provided with access to the Company's Registration Statement on Form 10-SB, as amended, its Form 10-K and its Form 10Q for the 1st Quarter 1999, all of which are filed with the Securities and Exchange Commission ("SEC"). The Company filed a Form D with relation to this offering.

        Such  reliance upon Section 4(2) of the Act was based upon the fact that
(i) the issuance of the shares did not involve a public offering and (ii) the investors were sophisticated purchasers and had full access to the information on the Company necessary to make an informed investment decision by virtue of the public filings under Form 10K and Form 10Q.

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



        The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of Surgical or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.


        The basis for reliance upon Section 10-5-9(13) of the Georgia Code in connection with this offering is that (i) there were 15 or less purchasers in the state in a 12-month period, (ii) there was no form of general solicitation or advertising, (iii) any certificate or other document representing the security bears the Georgia restrictive legend, and (iv) each investor confirmed in writing that they were purchasing with investment intent.

        The basis for reliance upon Regulation 130.293 is that Illinois does not require registration of federally exempted Rule 506 securities.

        The basis for reliance upon Section 292.410(h) of the Kentucky Code in connection with this offering is (i) neither the offer nor the sale of any of the shares has been or will be accomplished by any form of general solicitation;
(ii) the Company has received or will receive a written representation from the purchaser that he is acquiring the securities for his own investment and is aware of any and all restrictions imposed on transferability and that the certificates and warrants do and shall bear a restrictive legend; (iii) sales of the shares of restricted Common Stock and warrants has been or will be made to not more than fifteen (15) persons in Kentucky all of whom will be or are accredited investors; and (iv) there are no commissions, finders fees or other remuneration being paid in connection with the sales.

        The basis for reliance upon Section 201.[70 P.S. 1.201] is that Pennsylvania does not require registration of federally exempted Rule 506 securities.

        In April 1999, the Company entered into an agreement with KJS to provide consulting services. KJS agreed to accept 7,000 shares of the Company's common stock valued at the current bid price of $.50 as part of an initial retainer with the balance of $1,500 to be paid in cash at such time as KJS introduces the Company to five institutional funding sources. The issuance was made pursuant to
Section 4(2) of the Act and Rule 506. Such reliance upon Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) KJS is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of its position as a consultant to the Company. The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was

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accomplished by the publication of any advertisement; (iii) the purchasers had a preexisting personal or business relationship with one or more of the executive officers of Surgical; (iv) the purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, the purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.

        In April 1999, the Company issued 2,000 shares each to David Utz and Robert Wingate, two consultants of the Company in lieu of cash for services relating to their production of a CD-Rom disc to be used promote OASiS. Such 4000 shares were valued at $2,250 which was based upon the closing price for the shares on the dates the services were due to be paid. Such issuance was made in reliance to Section 4(2) of the Act and Rule 506 and Section 517.061(11) of the Florida Code. Such reliance upon Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) Mr. Utz and Mr. Wingate are sophisticated purchasers and had full access to the information on the Company necessary to make an informed investment decision by virtue of their familiarity with the Company's operations. The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) each purchaser either had a preexisting personal or business relationship with one or more of the executive officers of Surgical;
(iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.

        In May 1999, the Company entered into an agreement with Ten Peaks to pay a finder's fee for successfully securing specifically defined financing for the Company. Ten Peaks agreed to accept 6,000 shares of the Company's common stock in lieu of a retainer provided such stock had a fair market value as reported on Bloomberg, LLP on the date of execution of not less than $.66. Although obligated to issue such shares, the Company has decided not to deliver such shares since it believes that Ten Peaks did not perform as required. The issuance was made pursuant to Section 4(2) of the Act and Rule 506 and Rule
260.103 of the California Code. Such reliance upon Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) Ten Peak's is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of its position as a consultant to the Company. The facts relied upon to make the California exemption available include the following: In California, the company relied upon Rule 260.103. The facts upon which the Company relied are that the issuance was an exchange of securities with its existing security holders exclusively, and that the transaction, had it involved the issuance of a new security containing the changed rights, preferences, privileges, or restrictions, or a new issuance of the exchange security, would have been exempt from the provisions of Section 25110 of the Code by any of the subdivisions of subdivisions of Section 25102 of the Code or Section 260.105.14 of these rules.

        In May 1999, the Company issued a total of 46,000 shares of its restricted Common Stock to Frank Clark and David Collins and 11,400 shares of its restricted Common Stock to three (3) other employees in lieu of salary and consulting fees due from the Company to each of them, which salary and consulting fees were valued at $31,222 in the case of Mr. Clark and Mr. Collins and at $7,832 in the case of the three (3) employees. The Company issued such shares pursuant to Section 4(2) of the Act and Rule 506 and Section 517.061(11) of the Florida Code. Such reliance upon Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) Mr. Clark, Mr. Collins and the three (3) employees are sophisticated purchasers and had full access to the information on the Company necessary to make an informed investment decision by virtue of their positions as officers, directors and employees of the Company. The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) each purchaser had a preexisting personal or business relationship with one or more of the executive officers of Surgical; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.

        In granting the balance of the options under the 1994 ESOP, 1998 Revised ESOP, 1999 Revised ESOP, 1994 CSOP and the 1998 Revised CSOP Plans, the Company relied upon Section 4(2) of the Act, Section 517.061(11) of the Florida Code. Such reliance upon Section 4(2) of the Act was based upon the fact that (i) the issuance of the shares did not involve a public offering and (ii) the recipients are sophisticated purchasers and had full access to the information on the Company necessary to make an informed investment decision by virtue of their positions as officers, directors, employees and consultants of the Company. The facts relied upon to make the Florida exemption available include the following:
(i) sales of the shares of Common  Stock were not made to more than 35  persons;
(ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) each purchaser had a preexisting personal or business relationship with one or more of the executive officers of Surgical; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company.

Item 5. Indemnification of Directors and Officers.

        Article  VI  of  the  Company's   Articles  of  Incorporation   contains
provisions providing for the indemnification of directors of the Company as follows:

        "The personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity is hereby eliminated except that such personal liability shall not be eliminated if a judgment or other final adjudication adverse to such director establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 719 of the Business Corporation Law.

        Article VI of the Company's By-Laws contains provisions providing for the indemnification of directors and officers of the Company as follows:

        Each director and officer of this corporation shall be indemnified by the corporation against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

        The Company has no other agreements with any of its directors or executive offices providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

        At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought.

                                            PART F/S

        The Financial Statements of Surgical required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB.

                         SURGICAL SAFETY PRODUCTS, INC.

                          INDEPENDENT AUDITORS' REPORT,
                            FINANCIAL STATEMENTS AND
                            SUPPLEMENTARY INFORMATION

                           DECEMBER 31, 1998 AND 1997

                                            CONTENTS



                                                                Page

INDEPENDENT AUDITORS' REPORT                                    F-1

FINANCIAL STATEMENTS
  Balance Sheets                                                F-2
  Statements of Operations                                      F-4
  Statements of Changes in Stockholders' Equity (Deficit)       F-5
  Statements of Cash Flows                                      F-7
  Notes to Financial Statements                                 F-9


SUPPLEMENTARY INFORMATION
  Independent Auditors' Report on Supplementary Information     F-18
  Schedules of Operating Expenses                               F-19

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Surgical Safety Products, Inc.

We have audited the accompanying balance sheets of Surgical Safety Products, Inc. as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surgical Safety Products, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 10. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Kerkering, Barberio & Co.
--------------------------------
KERKERING, BARBERIO & CO., PA
Sarasota, Florida
March 12, 1999

                         SURGICAL SAFETY PRODUCTS, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997



  Assets                                         1998           1997
  ------                                         ----           ----

Current Assets
  Cash                                           $  41,191      $
  Trade receivables                                               250,125
  Other receivables                                  1,941
  Deposits                                          58,700
  Inventory                                         26,898         11,742
                                                   -------        -------
    Total current assets                           128,730        261,867
                                                   -------        -------

Furniture and equipment, net                        92,429         71,368
                                                    ------         ------

Other Assets
  Deferred loan costs, net                              317           412
  Intangible assets, net                             48,915        45,102
  Software development costs, net                    92,873        52,486
  Investments                                         9,750        13,500
  Deposits                                              500           500
                                                    -------       -------
    Total other assets                              152,355       112,000
                                                    -------       -------

Total Assets                                      $  373,514    $ 445,235
                                                     =======      =======



                     The accompanying notes are an integral
                      part of these financial statements.


Liabilities and Stockholders' Equity (Deficit)                  1998           1997
----------------------------------------------                ----------    -----------
Current Liabilities
  Bank overdraft                                              $             $    13,984
  Line of credit                                                                100,000
  Notes payable - related parties                                               233,720
  Accounts payable                                                35,262        117,776
  Accrued expenses                                                20,069         21,131
  Accrued interest                                                               17,667
                                                              ----------    -----------
    Total current liabilities                                     55,331        504,278
                                                              ----------    -----------

Stockholders' Equity (Deficit)
  Common stock, $.001 par value,
    20,0000,000 shares authorized;
    10,786,973 and 9,774,473 shares
    issued and outstanding in 1998
    and 1997, respectively                                        10,787          9,775
  Additional paid-in capital                                   1,998,242        824,366
  Accumulated deficit                                         (1,690,846)      (893,184)
                                                              ----------    -----------
    Total stockholders' equity (deficit)                         318,183        (59,043)
                                                              ----------    -----------



Total Liabilities and Stockholders' Equity (Deficit)          $  373,514    $   445,235
                                                               =========     ==========










                 The accompanying notes are an integral part of
                           these financial statements.

                                 SURGICAL SAFETY PRODUCTS, INC.
                                    STATEMENTS OF OPERATIONS
                             YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                1998           1997
                                                              ----------    -----------
Revenue
  Net sales                                                   $   16,545    $   248,760
  Other income                                                    16,564          6,626
  Interest income                                                  9,284
                                                              ----------    -----------
    Total revenue                                                 42,393        255,386
                                                              ----------    -----------

Costs and expenses
  Cost of medical products sold                                    5,560         22,002
  Operating expenses                                             782,450        244,815
  Research and development expenses                               34,536        113,740
  Interest expense                                                13,759         15,651
  Other                                                            3,750
  Underwriting costs                                                              7,600
                                                              ----------    -----------
    Total costs                                                  840,055        403,808
                                                              ----------    -----------

Net loss before income taxes                                    (797,662)      (148,422)
                                                              ----------    ------------

Provision for income taxes                                        -              -
                                                              ----------    -----------

Net loss                                                      $ (797,662)   $  (148,422)
                                                               ==========    ==========

Net loss per share                                            $   (0.076)   $    (0.016)
                                                               ==========    ==========










                 The accompanying notes are an integral part of
                           these financial statements.

                                 SURGICAL SAFETY PRODUCTS, INC.
                     STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                               YEARS ENDED DECEMBER 1998 AND 1997


                                                                            Common Stock
                                                               Shares          Amount

Balances - December 31, 1996                                   9,524,473    $     9,525

Issuance of common stock for acquisition of assets               250,000            250

Net loss

Balances - December 31, 1997                                   9,774,473          9,775

Issuance of common stock for cash                                520,000            520

Issuance of common stock for services                            492,500            492

Stock options granted to employees

Net loss

Balances - December 31, 1998                                  10,786,973    $    10,787
                                                              ==========    ===========











                 The accompanying notes are an integral part of
                           these financial statements.


                                     Total
    Additional                     Stockholders'
     Paid-in        Accumulated     Equity
     Capital        Deficit             (Deficit)
    $   810,959   $    (744,762)   $      75,722

         13,407                           13,657

                       (148,422)        (148,422)

        824,366        (893,184)         (59,043)

        938,476                          938,996

        144,287                          144,779

         91,113                           91,113

                       (797,662)        (797,662)

    $ 1,998,242   $  (1,690,846)   $     318,183
    ===========   ==============   =============













                 The accompanying notes are an integral part of
                           these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.
                            STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                1998           1997
                                                              ----------    -----------
Cash Flows From Operating Activities
  Net loss                                                    $ (797,662)   $  (148,422)
                                                               ---------     ----------
  Adjustments to reconcile net loss to cash
    used in operating activities
    Depreciation and amortization                                 57,461         20,557
    Common stock issued for services                             144,779
    Stock option compensation expense                             91,113
    Write-down of investments                                      3,750
    Gain on disposal of assets                                                     (396)
    Decrease (increase) in operating assets
      Receivables                                                250,125       (220,553)
      Other receivables                                           (1,941)
      Inventory                                                  (15,156)        (6,658)
      Deposits                                                   (58,700)
    Increase (decrease) in operating liabilities
      Bank overdraft                                             (13,984)        13,984
      Accounts payable                                           (82,514)       103,747
      Accrued expenses                                            (1,062)        15,131
      Accrued interest                                           (17,667)        10,619
      Stock subscription proceeds                                                (5,000)
                                                              ----------    -----------
        Total Adjustments                                        356,204        (68,569)
                                                              ----------    -----------
          Net cash used in operating activities                 (441,458)      (216,991)
                                                              ----------    -----------

Cash Flows From Investing Activities
  Proceeds from disposal of assets                                                1,100
  Furniture and equipment purchased                              (57,294)       (65,958)
  Software development additions                                 (56,256)       (55,248)
  Patent and trademark costs                                      (9,077)        (2,386)
                                                              ----------    -----------
    Net cash used in investing activities                       (122,627)      (122,492)
                                                              ----------    -----------

Cash Flow From Financing Activities
  Proceeds from related party loans                               23,000        233,720
  Advances/(repayments) on line of credit, net                  (100,000)       100,000
  Repayment of stockholder loans                                (256,720)
  Proceeds from issuance of common stock                         938,996
                                                              ----------    -----------
      Net cash provided by financing activities                  605,276        333,720
                                                              ----------    -----------

Net increase (decrease) in cash                                   41,191         (5,763)
Cash at beginning of year                                         -               5,763
                                                              ----------    -----------
Cash at end of year                                           $   41,191    $    -
                                                              ==========    ===========






                 The accompanying notes are an integral part of
                           these financial statements.

                                                                1998           1997
                                                              ----------    -----------
Supplemental Cash flow Information:
  Cash paid for interest                                      $   31,426    $     5,032
                                                              ==========    ===========

For purposes of the statement of cash flows, management considers all deposits and financial instruments with original maturities of less than three months to be cash and cash equivalents.

Material non-cash transactions not reflected in the statement of cash flows include:

Year Ended December 31, 1998
     There  were  no  material   non-cash   transactions  not reflected  in  the
     statemenduring the fiscal year ending December 31, 1998.

Year Ended December 31, 1997
     Purchase of assets of Endex Systems, Inc. through issuance of stock valued at $13,657.














                 The accompanying notes are an integral part of
                           these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

Note 1 - Summary of Significant Accounting Policies
Business Activities
Surgical Safety Products, Inc. (Company) is engaged in product development, sales and services for the medical industry. The Company is primarily focused on medical research and product development. It has developed a product, OASiS, designed to reduce the occupational risks of bloodborne diseases in the operating room and other related areas. In 1997, the Company enhanced its OASiS system for multiple applications within health care, including exposure management, health care training, and health care risk management. Its medical products are sold to health care providers within the United States.

Financial Statements
The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

Accounts Receivable
Accounts receivable consist of amounts due from customers. There were no outstanding accounts receivable from customers at December 31, 1998. The balance of $250,125 at December 31, 1997 was due primarily from one customer in the amount of $250,000.

Inventory
Inventory is stated at the lower of cost (first-in, first-out) or market (net realizable value) and consists of finished goods.

Investments
Investments are valued at cost and represent shares of common stock in privately-held companies. Management believes the value of the investments are not below cost. Fair market value is not determinable.

Property and Equipment
Purchases of property and equipment are recorded at cost. Expenditures for maintenance and repairs which extend the useful life are charged to operations as incurred. Depreciation is provided on an accelerated method over the assets' useful lives which range from three to seven years. Leasehold improvements are being amortized over the life of the lease term which is two years.

Intangible Assets
Intangible assets subject to amortization include goodwill, organization costs, trade names and patent costs. Organization costs are being amortized on the straight-line method over five years. Patent costs are being amortized on the straight-line method over seventeen years from the granting of the patent. The other assets are being amortized on the straight-line method over fifteen years.

Software Development Costs
Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgement by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life, and changes in software and hardware technologies.

Amortization of capitalized software development costs is calculated using the straight-line method over a period of five years. All other research and development costs are charged to expense in the period incurred.

Income Taxes
The Company accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

Long-Lived Assets
Statement  of  Financial  Accounting  Standards  No.  121,  "Accounting  for the
Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that long-lived assets, including certain identifiable intangibles, and the goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and has determined that there are no events requiring impairment loss recognition.

Revenue Recognition
The Company recognizes revenue at the point of passage of title of inventory, which is generally at the time of shipment to the customer. Revenue related to services is recognized at the point the service has been rendered.

Net Loss Per Share
Net loss per share has been computed in accordance with Statement of Financial Accounting Standards (FASB) No. 128, "Earnings Per Share," by dividing net loss by the weighted average number of shares outstanding during the period. Common stock equivalents have not been included in the computation of weighted average number of shares outstanding since the effect would have been anti-dilutive.

Stock Based Compensation
The Company grants stock options for a fixed number of shares to employees and consultants. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations because the company believes the alternative fair value accounting provided under FASB Statement No. 123, "Accounting for Stock Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, the Company only recognized compensation expense to the extent that the fair value of the shares exceeds the exercise price of the stock option at the date of grant.

The Company recorded compensation expense related to the issuance of stock options in the amount of $91,113 for the year ended December 31, 1998. There were no stock options issued during the year ended December 31, 1997.

Impact of Recently Issued Accounting Standards
In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company expects to adopt the new Statement effective January 1, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This Statement is not applicable to the Company as of December 31, 1998.


Note 2 - Property and Equipment
Property and equipment consisted of the following at December 31:

                                          1998           1997
                                        ----------    -----------
Property and equipment                  $   90,703    $    38,982
Prototype molds                             59,652         82,778
Leasehold improvements                       5,575
                                        ----------    -----------
                                           155,930        121,760
Less accumulated depreciation               63,501         50,392
                                        ----------    -----------
  Furniture and equipment, net          $   92,429    $    71,368
                                        ==========    ===========

Total depreciation and amortization expense amounted to $36,234 and $14,014 for 1998 and 1997, respectively.


Note 3 - Line-of-Credit
Effective May 1997, the Company had established a line-of-credit in the amount of $100,000 with a financial institution at 1.5% above the prime rate, interest only payments are due monthly with an expiration date of May 2, 2017. The line is due on demand and is secured by inventory, accounts receivable, and equipment. The outstanding balance at December 31, 1998 and 1997 was $0 and

$100,000, respectively. The interest rate at December 31, 1997 was 10.00%. The line-of-credit is personally guaranteed by the major stockholder.

Note 4 - Related Party Transactions
At December 31, 1997, the Company was indebted to the major stockholder in the amount of $197,720. In addition, the Company was indebted to an affiliated company owned by the major stockholder. The amount owed at December 31, 1997 was $36,000. Interest on the notes was 10.00%. At December 31, 1997, interest payable on these loans totaled $17,667. During fiscal 1998, an additional $23,000 was loaned to the Company by the major stockholder. The balance of the notes payable was repaid during fiscal 1998, and at December 31, 1998 there are no amounts due to related parties. Interest expense relating to these notes amounted to $9,882 and $15,314 for the years ended December 31, 1998 and 1997, respectively.

The Company leases office space from an entity owned by a major stockholder. See
Note 13.

Note 5 - Software Development Costs
During the fiscal year ended December 31, 1997, the Company focused its efforts in developing the software for its major product, OASiS. The company engaged the services of a software development company, and incurred significant costs related to the design and development of the software. The Company achieved technological feasibility in its development of the software in fiscal 1997.

For the year ended December 31, 1998, the Company incurred and capitalized expenditures relating to the enhancement of the software in the amount of $56,256. For the year ended December 31, 1997, the Company incurred expenditures related to software development of $162,409, of which $54,653 was capitalized, and the remainder of $107,756 was expensed. Amortization expense of software development costs amounted to $21,227 and $6,543 for the years ended December 31, 1998 and 1997, respectively.

Note 6 - Intangible Assets
Intangible assets consisted of the following at December 31:

                                            1998           1997
                                          ----------    -----------
  Goodwill                                $   32,762    $    32,762
  Organization costs                          11,502         11,502
  Trademarks                                  11,658          6,917
  Patents                                     16,328         11,995
                                          ----------    -----------
                                              72,250         63,176
  Less:  Accumulated amortization             23,335         18,074
                                          ----------    -----------
  Intangible assets, net                  $   48,915    $    45,102
                                          ==========    ===========

Note 7 - Stock Option Plans
Options granted under the 1994 and 1998 stock option plans are exercisable only after the respective vesting period which is two years from the date of grant under the 1994 plan, and determined by the Company's stock option committee under the 1998 plan. Options expire seven years from the date of grant.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1998: risk-free interest rate of 5.0%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of .20; and a weighted-average expected life of the option of three years. There were no options granted during the fiscal year ended December 31, 1997.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is charged to expense over the options' vesting period. The Company's pro forma information for the fiscal year ended December 31, 1998 is as follows:

  Proforma net loss                                           $ (827,315)
                                                              -----------
  Pro forma earnings per common share:
    Basic                                                     $   (0.079)
                                                              -----------



Note 7 - Stock Option Plans (Continued)
A summary of the Company's stock option activity and related information for the years ended December 31 follows:


                                               1998                         1997
                                 ------------------------------------------------------------
                                                 Weighted                    Weighted
                                                 Average                     Average
                                                Exercise                     Exercise
                                   Options       Price         Options        Price
---------------------------------------------------------------------------------------------
Outstanding at the beginning
  of the year                      4,512,431   $      0.38     4,512,431    $      0.38
Granted                            1,129,000          1.49
Exercised                            400,000          1.75
                                 -----------   -----------    ----------    -----------
Outstanding at the end
  of the year                      5,241,431   $      0.57     4,512,431    $      0.38
                                 ===========   ===========    ==========    ===========
Exercisable at the end of
  the year                         4,512,431   $      0.38     4,512,431    $      0.38
                                 ===========   ===========    ==========    ===========

Weighted-average fair value of
  options granted during the
  year                                         $      1.51                  $    -
                                               ===========                  ===========

The weighted-average exercise price and weighted-average fair value of options granted during 1998 was $1.37 and $0.85, respectively, for options whose exercise price exceeded the market price of the stock on the grant date. The weighted average exercise price and weighted-average fair value of options granted during 1998 was $1.75 and $2.33, respectively, for options whose exercise price was less than the market price of the stock on the grant date.

The following table summarizes information about the options outstanding at December 31, 1998:

                                              Weighted
                                              Average
                                              Remaining              Weighted
                           Number            Contractual             Average
  Exercise Price         Outstanding           Life               Exercise Price
  $ 0.32 to 0.48             4,511,931        2.50 years          $          0.32
            0.50                54,000        6.00 years                     0.50
    0.90 to 1.00               300,500        6.87 years                     1.00
    1.50 to 1.75               375,000        6.53 years                     1.73
                       ---------------                            ---------------
    0.32 to 1.75             5,241,431        3.07 years          $         0.57
                        ===============                           ===============


Note 8 - Common Stock Issuance
During the fiscal year ended December 31, 1998, the Company issued 492,500 shares of common stock in exchange for legal, computer hardware and software consulting services, and public relations services. Of the total issued, 90,000 shares were restricted stock. The value of the shares issued ranged from $0.15 - $1.75 per share based on either the fair market value of the shares at the time the agreement for services was executed, or the value of the services received, whichever was more estimable.

The Company also issued 520,000 shares of common stock in exchange for cash. The value of the shares issued ranged from $1.75 - $2.19 per share based on the fair market value of the shares at the time of issuance.

During the year ended December 31, 1997, the Company issued 250,000 shares of restricted common stock in exchange for the acquisition of the assets of Endex Systems, Inc. (See Note 9). The shares could not be sold for a period of two years; therefore the shares issued were valued at $.06 per share based on the value of the assets received.


Note 9 - Income Taxes
At December 31, 1998, the Company has net operating loss carryforwards of approximately $1,300,000 which expire during the years 2008 through 2012. The 1998 and 1997 tax benefits relating to the losses incurred in each year amounted to approximately $158,000 and $29,800, respectively. Based on the Company's financial history, there is no basis to conclude that the tax benefits will be realized. Therefore, the tax benefit that has been recorded in the accompanying financial statements for the years ended December 31, 1998 and 1997 has been offset by an allowance equal to the benefit.

Note 10 - Asset Purchase
On December 8, 1997, the Company purchased the assets of Endex Systems, Inc. for which it issued 250,000 shares of restricted common stock based on the fair value of the assets received. The Company purchased furniture, equipment and investments valued at approximately $14,000.


Note 11 - Realization of Assets
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate the continuation of the Company as a going concern. The Company has sustained substantial losses and has minimal revenues for the current fiscal year.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon the Company's ability to achieve profitable operations and to obtain additional sources of funds. Management believes the Company's prospects for profitability are significant, based on the development of OASiS, a proprietary product. The Company has aggressively promoted this

Note 11 - Realization of Assets (Continued) product during fiscal year 1998 and anticipates revenues in fiscal 1999 related to the leasing of these units to medical facilities. Management is considering both equity and debt financing in the range of $2 to $5 million. Management believes these factors will provide the basis for significant growth and profitability in the near term.


Note 12 - Commitments
On January 30, 1998, the Company entered into an agreement with a health care provider in which the provider will perform clinical testing of ten surgical or medical products submitted by the Company. The agreement is for a term not to exceed five years and requires the Company to pay the health care provider a fixed amount of $25,000 for each of the ten studies. The agreement further provides that the Company is obligated to pay the provider $250,000 over the term of the agreement in the event the Company determines not to have the provider perform the clinical testing. The Company did not submit any products for clinical testing during the fiscal year ended December 31, 1998.

In November 1998, the Company entered into an agreement with a vendor to manufacture 20 units of it OASiS system for a total of $133,000. At December 31, 1998, the Company had paid 50% or $66,500 to the vendor and received a partial shipment of units. The remaining balance of $66,500 is payable upon receipt of the remaining units.


Note 13 - Concentrations
During the year ended December 31, 1998, the company derived 93% of its revenue from technical services provided to one customer. The Company derived 99% of its revenues from the sale of medical products sold to one customer during the year ended December 31, 1997.


Note 14 - Lease Commitments
On June 1, 1998, the Company entered into an agreement to lease office space from an affiliated entity. The lease term expires on May 21, 2000 with automatic one year renewals. Minimum lease payments are as follows for the fiscal years ending:

                  1999                             $    42,000
                  2000                             $    17,500

Rent expense for the fiscal years ending December 31, 1998 and 1997 amounted to $30,750 and $6,912, respectively.

The Company also leases office equipment. The lease term is for 60 months and expires October 2003. Monthly payments are $344.


Note 14 - Lease Commitments (Continued)
Minimum lease payments are as follows for the fiscal years ending:

                  1999                             $     4,128
                  2000                                   4,128
                  2001                                   4,128
                  2002                                   4,128
                  2003                                   3,440


Note 15 - Year 2000 Issue
The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism, including date sensitive software which uses only two digits to represent the year, may recognize the date, using 00, as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

Management has reviewed its current internal systems and is in the process of upgrading its accounting system to be Year 2000 compliant. The Company purchased new hardware in 1998 that is Year 2000 compliant. Management does not anticipate any significant additional costs that would relate to upgrading its systems to support the Year 2000.

Further, management does not believe the Year 2000 will impact the operation of the OASiS system since the software for this system does not rely on legacy applications or subsystems. OASiS is designed to handle dates in the form of a two digit month and day and a four digit year, thus avoiding the Year 2000 problem.

The Company believes it has disclosed all required information relative to Year 2000 issues relating to its business and operations. However, there can be no assurance that the systems of other companies on which the Company's systems rely also will be timely converted or that any such failure to convert by another company would not have an adverse affect on the Company's operations or financial condition.

                            SUPPLEMENTARY INFORMATION

            INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION



The Board of Directors
Surgical Safety Products, Inc.


We have audited the accompanying financial statements of Surgical Safety Products, Inc. as of and for the years ended December 31, 1998 and 1997, and have issued our report thereon dated March 12, 1999. Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary schedules of operating expenses are presented for purposes of additional information and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



KERKERING, BARBERIO & CO., PA
Sarasota, Florida
March 12, 1999


                         SURGICAL SAFETY PRODUCTS, INC.
                         SCHEDULES OF OPERATING EXPENSES
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                           1998          1997
                                                        -----------    -----------
Accounting and legal                                    $    58,260    $    16,761
Advertising                                                 103,281         12,507
Contract labor                                               28,950          2,137
Meetings/conventions                                         27,694          9,749
Depreciation and amortization                                57,461         20,557
Salaries and related expenses                               368,417        115,193
Travel and entertainment                                     18,087          8,426
Postage                                                       4,953          5,772
Insurance                                                    11,542          9,479
Equipment rental                                              7,724          3,778
General and administrative                                   18,201         11,428
Rent                                                         30,750          6,912
Repairs and maintenance                                       4,188          5,467
Samples and supplies                                          3,195
Supplies                                                     22,606          8,416
Taxes                                                         1,615            998
Telephone                                                    15,526          6,397
Utilities                                                                      838
                                                        -----------    -----------
                                                        $   782,450    $   244,815
                                                        ===========    ===========

                                    CONTENTS


Condensed Balance Sheets as of June 30, 1999 and December 31, 1998        F-2

Condensed Statements of Operations for the Three and Six Months Ended
June 30, 1999 and 1998                                                    F-3

Statements of Cash Flows for the Six Months Ended
June 30, 1999 and 1998                                                    F-4

Notes to the Condensed Financial Statements                               F-6


                         SURGICAL SAFETY PRODUCTS, INC.
                            CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------------------
Assets                                                  (Unaudited)
Current Assets                                       June 30,  1999        December 31, 1998
------------------------------------------ ------------------------ ------------------------
 Cash                                                      $188,000                  $41,191
 Accounts receivable                                          9,981                    1,941
 Deposits                                                         0                   58,700
 Inventory                                                    6,119                    6,555
 Prepaid Expense                                              7,500                        0
                                                        -----------              -----------
Total current assets                                        211,600                  108,837
                                                        -----------              -----------
------------------------------------------ ------------------------ ------------------------

Property and equipment, net                                 221,524                  112,772
                                                        -----------              -----------
------------------------------------------ ------------------------ ------------------------

Other Assets
   Intangible assets, net                                    45,551                   49,232
  Software development costs, net                           129,451                   92,873
  Other assets                                               10,250                   10,250
                                                         ----------              -----------
    Total other assets                                      185,252                  152,355
                                                         ----------              -----------
------------------------------------------                          ------------------------

Total Assets                                               $618,376                 $373,514
                                                                                     =======
------------------------------------------ ------------------------ ------------------------

Liabilities and Stockholders' Equity
------------------------------------------ ------------------------ ------------------------

Current Liabilities
 Line of credit                                           $ 100,000             $          0
 Notes payable - related parties                             77,500                        0
 Accounts payable and accrued expenses                       69,829                   55,331
                                                      -------------              -----------
Total current liabilities                                   247,329                   55,331
                                                      -------------              -----------
------------------------------------------ ------------------------ ------------------------

Stockholders' Equity
 Common stock, $.001 par value,
  20,000,000 shares authorized;
 11,811,373 shares issued and
  outstanding in 1999 and 10,786,973 in 1998                 11,812                   10,787

Additional paid-in capital                                2,429,907                1,998,242
                                                        (2,070,672)
Accumulated deficit                                ----------------              (1,690,846)
                                                            371,047         ----------------
Total stockholders' equity                         ----------------                  318,183
                                                                            ----------------
------------------------------------------ ------------------------ ------------------------

Total Liabilities and Stockholders' Equity                $ 618,376                 $373,514
                                                          =========                 ========
------------------------------------------ ------------------------ ------------------------

         The accompanying notes are an integral part of these financial statements.

                         SURGICAL SAFETY PRODUCTS, INC.
                       CONDENSED STATEMENTS OF OPERATIONS
                THREE AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)
                      -----------------------------------

                                    Six Months Ending June  30  Three Months   Ending June
                                          1999            1998          1999          1998
-------------------------------- ----------------------------- ------------- -------------
Revenue
                                     $  52,734       $  19,139      $  13,157    $  3,159
-----------------------------------------------------------------------------------------
Costs and expenses
 Cost of medical products sold           8,135           1,278          7,874       1,125
 Operating expenses                    396,900         290,946        257,916     227,672
 Research and development  expenses     20,085           9,771         13,418       4,633
 Interest expense                        7,440          13,825          5,919      12,482
                                   -----------     -----------    ----------- -----------
Total costs                            432,560         315,820        285,127     245,912
                                   -----------     -----------    ----------- -----------
Net loss before income taxes         (379,826)        (296,681      (271,970)   (242,753)
Provision for income taxes                   0               0              0           0
                                   -----------     -----------    ----------- -----------
-------------------------------- ------------- ---------------

Net loss                           $ (379,826)     $ (296,681)    $ (271,970) $ (242,753)
                                      ========         =======       ========     =======
-------------------------------- ------------- ---------------

Net loss per share                    $ (0.04)        $ (0.03)       $ (0.02)    $ (0.02)
                                      ========         =======       ========     =======
-------------------------------- ------------- --------------- -------------- -----------








         The accompanying notes are an integral part of these financial statements.


                         SURGICAL SAFETY PRODUCTS, INC.
                            STATEMENTS OF CASH FLOWS
                     SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)
-------------------------------------------------------------------------------------------
                                                               1999                    1998
                                                              -----                   -----
------------------------------------------ ------------------------ -----------------------
Cash Flows From Operating Activities
 Net loss                                           $     (379,826)           $   (346,682)
                                                   ----------------             -----------
 Adjustments to reconcile net loss to cash
 used in operating activities
   Depreciation and amortization                             58,013                  23,345
   Common stock issued for services                          41,303                 141,875
   Stock option compensation expense                       (91,113)
 Decrease (increase) in operating assets
 Receivables                                                (8,040)                 248,740
 Inventory                                                      436                 (2,869)
Increase (decrease) in operating liabilities
 Accounts payable and accrued expenses                       14,498                (11,926)
                                                     --------------           -------------
    Total adjustments                                      (15,097)                 399,165
                                                     --------------            ------------
       Net cash used in operating activities              (364,729)                  52,483
                                                     --------------            ------------
------------------------------------------ ------------------------ -----------------------

Cash Flows From Investing Activities
 Furniture and equipment purchased                         (92,039)                (31,971)
 Software development additions                            (48,923)                (36,270)
 Patent and trademark costs
                                                        -----------             -----------
Net cash used in investing activities                     (140,962)                (68,241)
                                                        -----------             -----------
------------------------------------------ ------------------------ -----------------------

Cash Flows From Financing Activities
 Proceeds from related party loans                           77,500
 Advances (repayments) on line of credit, net               100,000               (100,000)
 Repayment of stockholder loans                                                   (233,720)
 Proceeds from issuance of common stock                     475,000                 939,000
                                                       ------------           -------------
 Net cash provided by financing activities                  652,500                 605,280
                                                       ------------           -------------
------------------------------------------ ------------------------ -----------------------

Net increase (decrease) in cash                             146,809                 589,522
Cash at beginning of year                                    41,191                       -
                                                     --------------            ------------
Cash at end of year                                      $  188,000               $ 589,522
                                                           ========                 =======
------------------------------------------ ------------------------ -----------------------

Supplemental Cash Flow Information:                       $   4,647                $ 31,492
 Cash paid for interest                                    ========                  ======
------------------------------------------ ------------------------ -----------------------


         The accompanying notes are an integral part of these financial statements.

For the purposes of the statement of cash flows, management considers all deposits and financial instruments with original maturities of less than three months to be cash and cash equivalents.



Material non-cash transactions not reflected in the statement of cash flows include:


For the Six Months Ended June 30,  1999

        The Company received fixed assets in the amount of $ 58,700 for which it had recorded deposits of such amount at December 31, 1998.


For the Six Months Ended June 30, 1998

        The Company issued common stock for prepaid media consulting services in the amount of $ 22,500.



























         The accompanying notes are an integral part of these financial statements.

Notes to the Condensed Financial Statements
Note 1 - Account Policies

Basis of Presentation
The condensed financial statements of Surgical Safety Products, Inc. (Company) have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the financial statement and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.

The results of operations for the six month period ended June 30, 1999 are not necessarily indicative of the results to be expected for any other period or for the full year.

In the opinion of Company's management the accompanying unaudited financial statements contain all adjustments, consisting of only normally recurring adjustments, necessary to present fairly the financial position as of June 30, 1999, the results of operations and cash flows for the three and six months ended June 30, 1999 and June 30, 1998.

Net Loss Per Share
Net loss per share has been computed in accordance with Statement of Financial Accounting Standards (FASB) no. 128, "Earnings Per Share," by dividing net loss by the weighted average number of shares outstanding during the period. Common stock equivalents have not been include in the computation of weighted average number of shares outstanding since the effect would have been anti-dilutive.

Reclassifications
Certain   reclassifications  have  been  made  in  the  prior  year's  financial statements to conform to the current period presentations.


Note 2 - Stock Compensation Expense
During fiscal year 1998, the Company issued stock options with an exercise price that was below market to certain of its employees. Accordingly, the Company recorded $91,113 of compensation expense related to the issuance for the year ended December 31, 1998.

In the first quarter of 1999, the Company canceled these stock options and issued options with an exercise price above that of market. Accordingly, the Company decreased its payroll expenses by $91,113 for the cancellation of these options for the six months ended June 30, 1999. In addition, during the three and six months ended June 30, 1999, the Company issued common stock valued at $39,053 to certain of its employees and $7,500 to certain consultants in lieu of cash compensation for services. The common stock was valued based on the fair market value for the shares on the dates the compensation would have been paid

                                    PART III

Item 1.        Index to Exhibits

Item No.   Description

3.(I).1 Articles of Incorporation of Surgical Safety Products, Inc., a Florida corporation filed May 15, 1992

3.(I).2    Articles of Amendment filed December 9, 1992

3.(I).3    Articles of Amendment filed July 19, 1994

3.(I).4    Articles of Amendment filed October 11, 1994

3.(I).5 Articles of Incorporation of Sheffeld Acres, Inc., a New York Corporation filed May 7, 1993

3.(I).6    Articles of Merger filed in the State of Florida October 12, 1994

3.(I).7    Certificate of Merger filed in the State of New York February 8, 1995

3.(I).8 Certificate to Do Business in the State of Florida filed April 11, 1995

3.(I).9    Certificate of Amendment filed May 1, 1998

3.(II).1   Bylaws of Sheffeld Acres, Inc., now known as
           Surgical Safety Products, Inc.

3.(II).2   Amended Bylaws of Surgical Safety Products, Inc.

10.1 Acquisition of Endex Systems, Inc. d/b/a/ InterActive PIE dated December 8, 1997

10.2 Prepaid Capital Lease Agreement with Community Health Corporation relative to Sarasota Medical Hospital OASiS Installation dated January 30, 1998

10.3 Letter of Intent with United States Surgical Corporation dated February 12, 1998

10.4 Form of Rockford Industries, Inc. Rental Agreement and Equipment Schedule to Master Lease Agreement

10.5       Ad-Vantagenet Letter of Intent dated June 19, 1998

10.6 Distribution Agreement with Morrison International Inc. dated September 30, 1996

10.7        Distribution Agreement with Hospital News dated August 1, 1997

10.8 Clinical Products Testing Agreement with Sarasota Memorial Hospital dated January 30, 1998

10.9        Real Estate Lease for Executive Offices effective June 1, 1998

10.10       Employment Agreement with Donald K. Lawrence dated April 1, 1997

10.11       Employment Agreement with G. Michael Swor dated June 15, 1998

10.12       Employment Agreement with Frank M. Clark dated June 15, 1998

10.13 Agreement for Consulting Services with Stockstowatch.com Inc. dated March 30, 1988

10.14       Form of Employee Option Agreement dated July 1994

10.15       Form of Employee Option Agreement dated 1998

10.16       Form of Consultants Option Agreement dated July 1994

10.17       Form of Consultants Option Agreement dated 1998

10.18       Confidential Private Offering Memorandum dated May 30, 1995

10.19       Supplement to Private Offering Memorandum dated October 30, 1995

10.20 Stock Option Agreement with Bay Breeze Enterprises LLC dated April 9, 1998

10.21 Revolving Loan Agreement, Revolving Note, Security Agreement with SouthTrust Bank dated May 2, 1997

10.22 Agreement between the Company and T. T. Communications, Inc. dated October 15, 1998

10.23 Agreement between the Company and U.S. Surgical Corporation dated October 28, 1998.

10.24       Collaborative Agreement between the Company and
            Dr. William B. Saye dated November 16, 1998.

10.25       Kiosk Information System, Inc. Purchase Order dated November 3, 1998

10.26       Surgical Safety Products 1999 Stock Option Plan adopted January 1999

10.27 Form of the Employee Option Agreement under the Surgical Safety Products 1999 Stock Option Plan dated January 1999

10.28 Form of the Director, Consultant and Advisor Option Agreement under the Surgical Safety Products 1999 Stock Option Plan dated January 1999

10.29       Verio, Inc. Access Service Agreement dated February 16, 1999.

10.30 Form of Investor Subscription Documents and Agreements relative to the April 1999 Self Directed Private Placement Offering under Rule 506 of Regulation D.

10.31 Form of the Warrant issued pursuant to the April 1999 Self Directed Private Placement Offering under Rule 506 of Regulation D.

10.32       Consulting Agreement dated April 1999 with Koritz Group, LLC.

10.33       Agreement dated April 1999 with KJS Investment Corporation.

10.34       Agreement dated May 1999 with Ten Peaks Capital Corp.

10.35   *   Private Partner Network Agreement dated July 30, 1999
            with US Surgical

10.36   *   Staff/Client  Leasing  Agreement  dated  October 16, 1999,  as amended September 15, 1999

27.1    *   Financial Data Sheet

Item 2.     Description of Exhibits

     The documents required to be filed as Exhibits Number 2 and 6 and in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

23.1 * Accountants' Consent from Kerkering, Barberio & Co., P.A., etc.

23.2 Publisher's  Consent and Article- Michael W. Bebbington,  MD, MHSc and Mark
     J. Treissman, MD. The Use of a Surgical Assist Device to Reduce Glove Perforations in Postdelivery Vaginal Repair: A Randomized Controlled Trial. American Journal of Obstetrics and Gynecology, Vol. 175, No. 1, Part I, October 1996 [previously denominated 10.2]

23.3 Author's Consent and Abstract - Donna J. Haiduven,  BSN, MSN, CIC and Maria
     D. Allo, MD. Evaluation of a One-Handed Surgical Suturing Device to Decrease ---------------------------------------------------------------
     Intraoperative Needlestick Injuries and Glove Perforations:  Phases I & II,
     -------------------------------------------------------------------------

     Conference on Prevention of Transmission of Bloodborne Pathogens in Surgery and Obstetrics Sponsored by the American College of Surgeons and the Center for Disease Control and Prevention, February 13-15, 1994, Atlanta, GA. [previously denominated 10.3]

23.4 Publisher's Consents and Article - Mark S. Davis, MD. Sharps Management in Surgery. Infection Control & Sterilization Technology, Vol. 1, No. 4, April 1995. [previously denominated 10.4] ----------

(* Filed herewith, all other exhibits previously filed with Form 10SB, Amendment No. 1 to Form 10SB, Form 10K, Form 10K/A or Form 10Q for the quarters ended 3/31/99 and 6/30/99)


                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         Surgical Safety Products, Inc.
                         (Registrant)


Date: October 13, 1999       By:/s/ Frank M. Clark
                                --------------------
                             Frank M. Clark, President and CEO

                             By:/s/ Donald K. Lawrence
                               -------------------------
                             Donald K. Lawrence
                             Vice President and Secretary

                             By:/s/ G. Michael Swor
                              -------------------------
                              G. Michael Swor
                              Treasurer

                             By:/s/ David Collins
                              --------------------------
                              David Collins
                              Acting Chief Financial Officer